Filed Pursuant to Rule 424(b)(2)
Registration No. 333-108813
Prospectus Supplement
(To Prospectus Dated October 31, 2003)

10,000,000 Shares

Common Stock

         We are selling 1,000,000 shares of common stock and the selling stockholders listed under “Selling Stockholders” are selling 9,000,000 shares of common stock. We will not receive any of the proceeds from the shares sold by the selling stockholders.

      Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “IRGI.” The last reported sale price for our common stock on The Nasdaq Stock Market’s National Market on November 19, 2003 was $20.95 per share.

      See “Risk Factors” beginning on page 5 of the accompanying prospectus to read about certain risks you should consider before buying our shares.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$20.00	$200,000,000
Underwriting discounts and commissions	$ 0.80	$8,000,000
Proceeds to us	$19.20	$19,200,000
Proceeds to the selling stockholders	$19.20	$172,800,000

      Certain of our selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 1,500,000 additional shares of common stock at the public offering price less the underwriting discount.

      The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on November 25, 2003.

Bear, Stearns & Co. Inc.	Goldman, Sachs & Co.

William Blair & Company

SG Cowen

Jefferies & Company, Inc.

The date of this prospectus supplement is November 19, 2003

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT SUMMARY
USE OF PROCEEDS
CAPITALIZATION
DILUTION
PRICE RANGE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELLING STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PROSPECTUS SUMMARY
RISK FACTORS
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements. When used in this prospectus supplement or the accompanying prospectus or any of the documents incorporated herein by reference, the terms “believe,” “anticipate,” “estimate,” “expect,” “seek,” “intend,” “could,” “will,” “predict,” “plan,” “potential,” “continue,” and “may” or other similar terminology, or the negative of these terms, are generally intended to identify “forward-looking statements.” Our forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. We discuss these factors in more detail elsewhere in this prospectus supplement, including under the captions “Prospectus Supplement Summary” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and in the accompanying prospectus, including under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” You should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of these forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

      This prospectus supplement summary is not complete and may not contain all the information that is important to you. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, especially the section “Risk Factors” and our financial statements and the notes to those statements, for a more complete understanding of the offering and our business. Unless otherwise indicated, all references to “Inveresk,” “we,” “us” and “our” refer to Inveresk Research Group, Inc. and its consolidated subsidiaries.

The Company

Our Business

      We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

      Presented below is a summary of our financial results for 2002 and for the first nine months of 2002 and of 2003.

		Nine Months	Nine Months
	Year Ended	Ended	Ended
	December 31, 2002	September 30, 2002	September 30, 2003

		(Unaudited)	(Unaudited)
Net service revenue	$222,462	$164,635	$195,290
Income (loss) from operations	(8,972)	(20,950)	33,376
Net income (loss)	(28,009)	(37,412)	27,100

      The results for the nine months ended September 30, 2002 and for the year ended December 31, 2002 reflect a number of one-time and non-recurring charges (aggregating approximately $54.6 million) taken prior to or in connection with our initial public offering. Our net income for these periods also is net of $12.0 million and $13.3 million, respectively, of net interest expense.

      Our income from operations and net income for the nine months ended September 30, 2003 were net of $0.7 million of expenses incurred in respect of a withdrawn stock offering, $0.8 million of restructuring and integration costs related to our acquisition of PharmaResearch Corporation and $0.7 million in connection with the write-off of deferred debt issue costs related to our former bank credit facilities. No adjustment to the presentation above has been made for these items. Our net income for the nine months ended September 30, 2003 is also net of $2.9 million in net interest expense.

      Pre-clinical. Our pre-clinical development business was established over 35 years ago, employs approximately 1,800 people and operates from two principal facilities, one located in Tranent, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation and laboratory sciences services (including clinical support services). In 2002 and for the nine months ended September 30, 2003, our pre-clinical business segment generated net service revenue of $142.2 million and $120.2 million, respectively, and income from operations of $43.5 million and $32.7 million, respectively. Based upon net service revenue, we estimate that we are the second largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 7.5% of our net service revenue in 2002 or in the first nine months of 2003, except for one client that represented 14% of our net service revenue in the first nine months of 2003. More than 85% of the net service revenue from our pre-clinical business in 2002 and the first nine months of 2003 was generated from repeat clients.

      We anticipate continued growth in demand for our pre-clinical development services. During 2001, 2002 and the nine months ended September 30, 2003, we invested almost $40.0 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to make significant additional investments in both facilities during the remainder of 2003 and in 2004. We expect to fund this expansion primarily with cash generated from our operations.

      Clinical. Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 1,100 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). In 2002 and for the nine months ended September 30, 2003, our clinical development business segment generated net service revenue of $80.3 million and $75.1 million, respectively, and income from operations of $9.0 million and $8.0 million, respectively. Our 62-bed clinic in Edinburgh, Scotland conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.

Corporate History and Initial Public Offering

      Prior to 1999 we operated as a division of SGS Société Générale de Surveillance SA. In September 1999 we were acquired in a management buyout supported by Candover Investments PLC. As a result of that transaction, Candover Investments PLC and certain of its affiliated entities became our principal stockholders and Inveresk Research Group Limited, a newly created Scottish company, became the ultimate holding company for the Inveresk group of companies. In April 2001 we acquired a Nasdaq-traded company, ClinTrials Research Inc., for $115.1 million, net of cash acquired of $5.7 million. ClinTrials provided drug development services, with significant pre-clinical operations in Canada and clinical operations primarily in the United States and Europe. We subsequently implemented a major restructuring of ClinTrials’ clinical business and, since the time we acquired it, its profitability has improved significantly.

      On June 25, 2002 we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of common stock of Inveresk Research Group Limited (our former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company) and all of the holders of options to purchase shares of Inveresk Research Group Limited exchanged those options for options to purchase shares of common stock of Inveresk Research Group, Inc. With the exception of the incurrence of U.K. stamp duty charges of $1.5 million, this transaction had no impact on our consolidated assets or liabilities.

      On July 3, 2002 we completed our initial public offering of 12.0 million shares of common stock, at a price of $13 per share. At the same time, we put in place a new bank credit facility. The net proceeds from the offering, together with drawings under the new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank credit facility and our 10% unsecured subordinated loan stock due 2008. As a result, our aggregate outstanding indebtedness was reduced from approximately $223.1 million to approximately $74.3 million, and our operating results since our initial public offering reflect significantly lower levels of interest expense than our operating results before the initial public offering. At September 30, 2003, our aggregate outstanding indebtedness was approximately $88.5 million.

      On July 29, 2003 we completed the acquisition of PharmaResearch Corporation, a provider of Phase II-IV clinical trials management services based in the United States. See “Recent Developments,” below.

Industry Background and Industry Trends

      Every drug must undergo extensive evaluation and regulatory review to determine that it has the required quality and is both safe and effective for its intended purpose. Discovery and development of new drugs is a lengthy and complex process and is becoming increasingly expensive. The Tufts Center for the Study of Drug Development estimates the current average cost to develop an approved drug to be $897.0 million, more than three times the estimated cost in 1987.

      Most pharmaceutical and biotechnology companies depend on the development of a steady succession of new drugs for their future profitability. Accordingly, these companies invest extensively in the research and development of new drugs. There are major risks associated with the research and development process, given the high cost of developing new drugs and the significant possibility that a drug candidate will not succeed. Pharmaceutical and biotechnology companies are seeking in many cases to manage these risks by pursuing the parallel development of multiple compounds with similar potential applications (to mitigate the risk of product failure), while at the same time pursuing strategies to contain costs. Further, since the profitability of a drug is greatest while it enjoys market exclusivity, pharmaceutical and biotechnology companies continually seek ways to shorten the time from drug discovery to marketing.

      In response to these trends, pharmaceutical companies are increasingly relying on independent drug development services companies such as Inveresk, to supplement their internal drug development activities. The greater role of biotechnology and specialty pharmaceutical companies in the drug discovery and development area has also increased demand for the services of independent drug development services companies such as Inveresk, particularly because these clients often do not have the expertise or capital to build the internal capability required to undertake pre-clinical and clinical development of their drug candidates.

      According to Frost & Sullivan, the pharmaceutical and biotechnology industries spent approximately $40.0 billion on global pre-clinical development and clinical development in 2002, of which approximately $7.8 billion is estimated to be outsourced to providers of drug development services. We believe that the needs of pharmaceutical and biotechnology companies for outsourced drug development services will continue to increase, based on the following trends:

•	demand for new drugs based on changing population demographics;

•	escalating research and development expenditures by pharmaceutical companies;

•	the growth of the biotechnology industry;

•	the emergence of new research and development technologies such as genomics and proteomics;

•	the need for improved productivity making outsourcing attractive as a cost-effective alternative to in-house development activities;

•	the increasingly complex and demanding regulatory environment requiring extensive expertise in drug development services and regulatory affairs; and

•	globalization of clinical research requiring drug development expertise across global markets.

Our Strategy

      We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality, value-added drug development services. Our aim is to become the leading research and development partner to the pharmaceutical and biotechnology industries. We anticipate achieving this strategy primarily through:

•	continuing to invest in our pre-clinical facilities in Tranent and Montreal to provide us with greater capacity to meet anticipated increases in demand for our pre-clinical development services;

•	maintaining and enhancing the ability of our Phase I clinical operations in Edinburgh to provide high quality, value-added services while leveraging its experience and expertise in seeking to expand these services geographically;

•	continuing to position our Phase II-IV clinical development business as a provider of higher value-added services; and

•	further leveraging the cross-selling opportunities between our two business segments.

      We intend to implement our growth strategy in part by making acquisitions of other companies or businesses, to the extent we are able to do so on terms we find appropriate. On July 29, 2003, we completed the acquisition of PharmaResearch Corporation, a U.S.-based drug development services company focused on providing Phase II-IV clinical trials support services, principally in the areas of respiratory and infectious diseases.

      We believe our approach to acquisitions is a disciplined one that seeks to focus on businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. While we continuously consider various acquisition prospects, we do not at present have any definitive plans or agreements for specific acquisitions.

Our Headquarters and Websites

      Our headquarters are located at 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513. Our telephone number is (919) 460-9005. We maintain sites on the World Wide Web at www.inveresk.com and www.ctbr.com; however, the information found on our websites is not a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Acquisition of PharmaResearch Corporation

      We completed the acquisition of PharmaResearch Corporation on July 29, 2003. PharmaResearch is a U.S.-based drug development services company focused on providing Phase II-IV clinical trials and support services, principally in the areas of respiratory and infectious diseases. At the time of the acquisition, PharmaResearch was based in Morrisville and Wilmington, North Carolina, with small operations in England, France, Spain and China.

      We acquired PharmaResearch for $43.9 million in cash, consisting of a purchase price of $37.1 million net of cash acquired, acquisition costs of approximately $0.7 million and $6.1 million in respect of cash acquired and other changes in working capital. That amount may be adjusted slightly based on purchase price adjustments that are due to be completed in the near future pursuant to the provisions of the acquisition agreement.

      PharmaResearch was formed and began operations in 1995. Its net service revenue and income from operations for the year ended December 31, 2002 were $40.6 million and $4.8 million, respectively, and for the six months ended June 30, 2003 were $21.4 million and $0.5 million, respectively. We expect that the operating results of the former PharmaResearch operations will improve significantly during the last six months of 2003 as compared with the operating results for the first six months because of improved operating performance and because PharmaResearch’s results during the first six months of 2003 were affected by non-recurring charges of approximately $0.6 million. Historically, PharmaResearch’s income from operations was relatively volatile from quarter to quarter because of, among other things, the limited scale of its operations and its significant dependence on a relatively small number of clients. We expect that, with the integration of the former PharmaResearch operations into our existing North American clinical businesses, volatility will be substantially reduced.

      At the time we acquired PharmaResearch, it had approximately 390 employees based at two locations in North Carolina, and an additional 60 employees based outside the U.S. in England, France, Spain and

China. Our integration plan provides for headcount reduction within the newly combined clinical operations of 58. The integration plan also contemplates that by January 2004, the employees based at the PharmaResearch facility in Morrisville, North Carolina will be relocated to our nearby facility in Cary, North Carolina. Because of these headcount reductions, the consolidation of our office facilities and various other items, we expect to realize annualized, pre-tax cost savings from the combination with PharmaResearch of approximately $5.0 million to $6.0 million.

      The acquisition of PharmaResearch allows us to increase significantly the scale and service of our North American clinical development operations. Its strong presence in the field of respiratory and infectious diseases enables us to build value-added clinical laboratory support services for the benefit of the enlarged client base. We expect that the former PharmaResearch business will benefit from the opportunity to offer services to our significantly larger client base, and that we will benefit generally from the PharmaResearch acquisition by having a larger and more diverse service offering within our North American clinical business.

      At the date of this prospectus supplement, the former PharmaResearch business operations have been functionally integrated into our North American clinical business and accordingly for financial reporting purposes we will not separately present the results of those operations.

The Offering

Common stock offered by us	1,000,000 shares.

Common stock offered by the selling stockholders	9,000,000 shares (10,500,000 shares if the underwriters’ over-allotment option is exercised in full).

Common stock to be outstanding after the offering	37,819,838 shares, based on 36,698,974 shares of common stock outstanding as of October 31, 2003.(1)

Use of proceeds	The net proceeds to us from this offering, after deducting underwriting discounts and the estimated offering expenses payable by us, will be approximately $17.7 million. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. We intend to use the net proceeds of this offering for general corporate purposes, including funding the continued growth and development of our business, selective acquisitions and working capital requirements.

Nasdaq Stock Market’s National Market	IRGI

(1)	Includes 120,864 shares that we expect to issue upon exercise of stock options by certain of the selling stockholders and to be resold by such stockholders in this offering.

USE OF PROCEEDS

      The net proceeds we will realize from the sale of the shares of common stock that we are offering, based on the offering price of $20.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $17.7 million. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

      We intend to use the net proceeds from this offering received by us for general corporate purposes, including funding the continued growth and development of our business, selective acquisitions and working capital requirements.

      Our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds from this offering to be received by us, we intend to invest the proceeds in investment-grade, short-term, interest-bearing investments.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2003 and a pro forma presentation in which our capitalization as of September 30, 2003 has been adjusted to give effect to the sale of 1,000,000 of our shares of common stock in this offering, as if that sale had been completed on September 30, 2003.

      The net proceeds to us from this offering, based on the offering price of $20.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $17.7 million. For purposes of the following table, we have assumed these proceeds will be used for general corporate purposes.

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selected consolidated financial and other data included in this prospectus supplement.

	As of September 30, 2003

		Inveresk Research
	Inveresk Research	Group, Inc.
	Group, Inc.	Pro Forma

	(Dollars in thousands)

	(Unaudited)
Total long-term debt	$88,492	$88,492
Stockholders’ equity:
Common stock	366	376
Additional paid-in capital	193,087	210,777
Accumulated deficit	(6,693)	(6,693)
Accumulated other comprehensive income (loss)	10,940	10,940

Total stockholders’ equity	197,700	215,400

Total capitalization	$286,192	$303,892

      The preceding table does not give effect to the issuance of the 5,365,589 shares that have been authorized and reserved for issuance under our 2002 stock option plan as of the date of this prospectus supplement (of which 2,930,388 shares are reserved for issuance under options already issued or exercised).

DILUTION

      Our net tangible book value as of September 30, 2003, before giving effect to this offering, was approximately $18.4 million, or $0.50 per share.

      Purchasers of shares in this offering will experience dilution in net tangible book value per share equal to the difference between the amount per share paid by those purchasers in this offering and the net tangible book value per share immediately following this offering.

      After giving effect to the issuance of the 1,000,000 shares of common stock that we are selling in this offering at the offering price of $20.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses that we will incur in connection with this offering, our pro forma net tangible book value as of September 30, 2003 would have been $36.1 million, or $0.96 per share. This represents an immediate increase in net tangible book value of $0.46 per share to existing stockholders. This also represents an immediate dilution of $19.04 per share to new investors purchasing shares from us in this offering. The following table illustrates this dilution per share:

	Per Share

Offering price		$20.00
Net tangible book value per share prior to this offering	$0.50
Increase in pro forma net tangible book value per share attributable to investors	0.46

Pro forma net tangible book value per share after giving effect to the offering		0.96

Dilution in pro forma net tangible book value to new investors		$19.04

      The following table summarizes as of September 30, 2003, on a pro forma basis, the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by the investors purchasing common stock from us in this offering at the offering price of $20.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	36,640,335	97.3%	$159,249,091	88.8%	$4.35
New investors	1,000,000	2.7%	20,000,000	11.2%	20.00

Total	37,640,335	100.0%	$179,249,091	100.0%	$4.76

      The analysis presented in this table does not take into account the 2,060,648 shares underlying stock options granted as of September 30, 2003.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “IRGI.” Public trading of our common stock commenced on June 28, 2002. Prior to that time, there was no public trading market for our common stock. The following table sets forth the high and low sales prices for our common stock, as reported by Nasdaq, for the periods indicated:

	High	Low

2003:
Fourth quarter (through November 19)	$25.85	$19.75
Third quarter	21.73	15.00
Second quarter	19.53	12.85
First quarter	21.65	11.50
2002:
Fourth quarter	22.12	16.55
Third quarter	19.05	8.67
Second quarter (from June 28)	13.15	12.96

      On November 19, 2003, the last reported sale price or our common stock on The Nasdaq Stock Market’s National Market was $20.95 per share. As of November 6, 2003, there were approximately 17 holders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      You should read the selected consolidated financial information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing in the accompanying prospectus and in our Form 10-Q for the period ended September 30, 2003, our consolidated financial statements and the notes to those statements, included in our Form 10-K for the year ended December 31, 2002 and our unaudited consolidated financial statements included in our Form 10-Q for the period ended September 30, 2003. The financial information presented for the year ended December 30, 2001 includes the results of operations of ClinTrials Research Inc. from April 5, 2001, the date of acquisition. The financial information presented for the nine months ended September 30, 2003 reflects the results of operations of PharmaResearch from July 29, 2003, the date of acquisition.

      The selected consolidated financial data presented below as of September 30, 2003 and for the nine months ended September 30, 2003 and September 30, 2002 was derived from our unaudited condensed consolidated financial statements which are included in our Form 10-Q for the period ended September 30, 2003. The selected consolidated financial data presented below as of December 31, 2002 and 2001 and for the year ended December 31, 2002, the 52 weeks ended December 30, 2001 and the 53 weeks ended December 31, 2000 were derived from our consolidated financial statements, which are included in our Form 10-K for the year ended December 31, 2002. The selected consolidated financial data as of December 31, 2000 was derived from our consolidated financial statements for the year then ended which are not included in or incorporated by reference in this prospectus supplement or the accompanying prospectus. All of the financial information presented is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). These financial statements are incorporated by reference.

Statement of Operations Data:

	Nine Months	Nine Months		52 Weeks	53 Weeks
	Ended	Ended	Year Ended	Ended	Ended
	September 30,	September 30,	December 31,	December 30,	December 31,
	2003	2002	2002	2001(1)	2000(1)

	(Dollars in thousands, except share and per share data)
Net service revenue	$195,290	$164,635	$222,462	$156,296	$65,540
Direct costs excluding depreciation	(100,729)	(81,977)	(110,099)	(83,975)	(36,133)

	94,561	82,658	112,363	72,321	29,407
Selling, general and administrative expenses:
Compensation expense in respect of share options and management equity incentives	—	(53,020)	(53,020)	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	—	(1,545)	(1,545)	—	—
Stock offering expenses	(658)	—	—	—	—
Restructuring and integration costs arising from business acquisitions	(798)	—	—	—	—
Other selling, general and administrative expenses	(50,414)	(41,533)	(56,455)	(41,934)	(13,825)

Total selling, general and administrative expenses	(51,870)	(96,098)	(111,020)	(41,934)	(13,825)
Depreciation	(9,083)	(7,510)	(10,315)	(8,028)	(4,513)
Amortization of goodwill and intangibles(4)	(232)	—	—	(7,910)	(3,281)

Income (loss) from operations	33,376	(20,950)	(8,972)	14,449	7,788
Interest income (expense), net(5)	(2,888)	(11,954)	(13,343)	(17,694)	(7,522)

Income (loss) before income taxes	30,488	(32,904)	(22,315)	(3,245)	266
Provision for income taxes	(3,388)	(4,508)	(5,694)	(1,875)	(682)

Net income (loss)	$27,100	$(37,412)	$(28,009)	$(5,120)	$(416)

Earnings (loss) per share(2)(3):
Basic	$0.75	$(1.30)	$(0.94)	$(0.24)	$(0.03)
Diluted	$0.72	$(1.30)	$(0.94)	$(0.24)	$(0.03)
Weighted average number of common shares outstanding:
Basic	36,314,648	27,637,956	29,735,957	21,489,571	15,803,724
Diluted	37,530,044	27,637,956	29,735,957	21,489,571	15,803,724
Dividends per share	$—	$—	$—	$—	$—

Other Data:
Depreciation and amortization	$9,315	$7,510	$10,315	$15,938	$7,794
Capital expenditures	$18,071	$16,139	$25,497	$11,145	$6,792

Balance Sheet Data:

	September 30,	December 31,	December 30,	December 31,
	2003	2002	2001	2000

	(Dollars in thousands)
Cash and cash equivalents	$22,698	$19,909	$16,118	$9,686
Total assets	421,934	332,467	301,826	124,568
Current portion of long-term debt	7,684	217	127,648	3,080
Long-term debt	80,808	67,768	85,109	80,898
Total shareholders’ equity	197,700	152,403	(7,385)	247

(1)	Effective as of the beginning of 2002, our fiscal years end consistently on December 31 and our fiscal quarters end consistently on the last calendar day in the quarter. Before 2002, our fiscal years ended on the last Sunday on or prior to December 31 and our fiscal quarters ended on the last Sunday on or prior to the relevant quarter end.

(2)	As more fully described in note 4 to our most recent audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002, historical earnings per share have been calculated as if the historical outstanding shares in Inveresk Research Group Limited had been converted to common stock in Inveresk Research Group, Inc., using a weighted average of the conversion ratios applicable to the change in ultimate parent company that was completed immediately before our initial public offering.

(3)	We have completed two significant acquisitions during the period covered by the selected consolidated financial information. These were the acquisition of ClinTrials completed on April 5, 2001 and the acquisition of PharmaResearch completed on July 29, 2003. A description of the ClinTrials acquisition is given in the overview to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the accompanying prospectus and a description of the PharmaResearch acquisition is given under the heading “PharmaResearch” in the “Management Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus supplement. The accounting policies adopted and the effects of the acquisitions are discussed in note 3 to our most recent audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002 and in note 3 to our most recent unaudited financial statements, which are included in our Form 10-Q for the period ended September 30, 2003.

(4)	As a consequence of the adoption of FAS 142 with effect from January 1, 2002, the amortization expense shown for 2002 and the nine months ended September 30, 2003 is not on a consistent basis of accounting with earlier periods. The impact of applying FAS 142 to earlier periods is shown in note 4 to our most recent audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002.

(5)	As a consequence of the adoption FAS 145 on January 1, 2003, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the corresponding section of the accompanying prospectus.

      The information set forth and discussed below for the quarters and nine months ended September 30, 2003 and September 30, 2002 is derived from the Selected Consolidated Financial and Other Data included presented above. The financial information set forth and discussed below is unaudited but includes all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair presentation of the financial position and the operating results and cash flows for those periods. Our results of operations for a particular quarter may not be indicative of the results that may be expected for other quarters or the entire year.

Overview

      We operate in two segments for financial reporting purposes: pre-clinical and clinical. The following table shows a summary of our financial performance for the quarter ended and nine months September 30, 2003 compared with the corresponding periods in 2002.

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(Dollars in thousands)
	(Unaudited)
Net service revenue:
Pre-clinical	$41,590	$35,236	$120,150	$106,082
Clinical	28,981	20,687	75,140	58,553

	70,571	55,923	195,290	164,635

Direct costs excluding depreciation:
Pre-clinical	(19,783)	(15,906)	(55,883)	(47,327)
Clinical	(17,589)	(11,874)	(44,846)	(34,650)

	(37,372)	(27,780)	(100,729)	(81,977)

Selling, general and administrative expenses:
Pre-clinical	(7,847)	(6,390)	(24,412)	(20,419)
Clinical	(7,427)	(5,439)	(20,138)	(16,215)
Corporate overhead:
Compensation expense in respect of amendment and exercise of stock options and management equity incentives	—	—	—	(53,020)
Stamp duty arising on change of ultimate parent company	—	—	—	(1,545)
Share offering expenses	—	—	(658)	—
Restructuring costs arising from business acquisitions	(798)	—	(798)	—
Other selling, general and administrative expenses	(1,986)	(1,930)	(5,864)	(4,899)

	(18,058)	(13,759)	(51,870)	(96,098)

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(Dollars in thousands)
	(Unaudited)
Depreciation:
Pre-clinical	(2,292)	(2,101)	(7,199)	(5,759)
Clinical	(753)	(588)	(1,884)	(1,751)

	(3,045)	(2,689)	(9,083)	(7,510)

Amortization of intangibles:
Pre-clinical	—	—	—	—
Clinical	(232)	—	(232)	—

	(232)	—	(232)	—

Income (loss) from operations:
Pre-clinical	11,668	10,839	32,656	32,577
Clinical	2,980	2,786	8,040	5,937
Corporate overhead including compensation expense, stamp duty, share offering expenses, restructuring and other selling, general and administrative expenses	(2,784)	(1,930)	(7,320)	(59,464)

	11,864	11,695	33,376	(20,950)
Interest expense, net including write-off of deferred debt issue and other costs	(1,073)	(2,937)	(2,888)	(11,954)

Income (loss) before income taxes	10,791	8,758	30,488	(32,904)
Provision for income taxes	(1,227)	(1,419)	(3,388)	(4,508)

Net income (loss)	$9,564	$7,339	$27,100	$(37,412)

      The following table summarizes the above results of operations as a percentage of net service revenue:

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(Unaudited)
Net service revenue:
Pre-clinical	100.0%	100.0%	100.0%	100.0%
Clinical	100.0%	100.0%	100.0%	100.0%
Total	100.0%	100.0%	100.0%	100.0%
Direct costs excluding depreciation:
Pre-clinical	47.6%	45.1%	46.5%	44.6%
Clinical	60.7%	57.4%	59.7%	59.2%
Total	53.0%	49.7%	51.6%	49.8%
Selling, general and administrative expenses:
Pre-clinical	18.9%	18.1%	20.3%	19.2%
Clinical	25.6%	26.3%	26.8%	27.7%
Total(1)	25.6%	24.6%	26.6%	58.3%

	Quarter	Quarter	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(Unaudited)
Depreciation:
Pre-clinical	5.5%	6.0%	6.0%	5.4%
Clinical	2.6%	2.8%	2.5%	3.0%
Total	4.3%	4.8%	4.7%	4.6%
Amortization of intangibles:
Pre-clinical	—	—	—	—
Clinical	0.8%	—	0.3%	—
Total	0.3%	—	0.1%	—
Income (loss) from operations:
Pre-clinical	28.1%	30.8%	27.2%	30.7%
Clinical	10.3%	13.5%	10.7%	10.1%
Total(1)	16.8%	20.9%	17.1%	(12.7)%
Interest expense, net	1.5%	5.3%	1.5%	7.3%
Income (loss) before income taxes	15.3%	15.7%	15.6%	(20.0)%

(1)	Including corporate overhead.

PharmaResearch

      On July 29, 2003 we acquired PharmaResearch Corporation in an all-cash transaction. We recorded an aggregate acquisition cost for PharmaResearch of $43.9 million, consisting of a purchase price of $37.1 million net of cash acquired, acquisition costs of approximately $0.7 million and $6.1 million in respect of cash acquired and other changes in working capital. The results of operations of PharmaResearch are included in our consolidated statement of operations with effect from July 29, 2003. The acquisition was financed through a new $150.0 million syndicated bank credit facility arranged by Wachovia Bank N.A. Funds drawn down under the new credit facility were also used to repay all bank borrowings under our prior bank credit facility, which had been arranged at the time of our initial public offering in July 2002.

      We established a plan at the acquisition date to integrate the operations of PharmaResearch with our existing operations. The actions covered by the integration plan include a headcount reduction of 58 employees (37 employees of PharmaResearch and 21 employees of our company), the relocation of the Morrisville, North Carolina operations of PharmaResearch to our premises in Cary, North Carolina, integration of certain administrative functions between the two businesses, combination of the PharmaResearch operations in London, Paris and Madrid with those of our company and the closure of certain office premises.

      In connection with this integration plan we have recorded a provision of $1.8 million that has been reflected in the purchase price allocation and a provision of $0.8 million that is reflected on our consolidated statement of operations in restructuring and integration costs arising from business acquisitions. We implemented headcount reductions in early September, with 37 former PharmaResearch employees and 21 former Inveresk employees leaving us during September. In many cases, however, severance payments relating to this restructuring were not made until after September 30, 2003.

      The following amounts have been recorded in respect of the restructuring plan:

					Lease
	Severance and Related Costs		Other Costs		Termination and
					Abandonment
	PharmaResearch	Inveresk	PharmaResearch	Inveresk	Costs

	(Dollars in thousands)
Amount established at acquisition	$1,216	$587	$355	$211	$259
Utilized from July 29, 2003 to September 30, 2003	(743)	(201)	—	(86)	—

Balance at September 30, 2003	$473	$386	$355	$125	$259

Exchange Rate Fluctuations

      Our condensed consolidated financial statements are prepared in U.S. dollars. Our principal businesses are based in the United States, the U.K. and Canada. Our U.K. and Canadian operations record their transactions in local currencies. Accordingly, fluctuations in the pound sterling and Canadian dollar exchange rates will impact the results of operations reported in U.S. dollars. The results of our non-U.S. operations have been translated from pounds sterling and Canadian dollars using the following average exchange rates:

		U.S. Dollars per
	U.S. Dollars per	Canadian
	Pound Sterling	Dollar

Quarter ended September 30, 2003	1.6098	0.7251
Quarter ended September 30, 2002	1.5461	0.6401
Nine months ended September 30, 2003	1.6104	0.7014
Nine months ended September 30, 2002	1.4804	0.6372

      The following table sets forth the percentage of our net service revenue arising in the U.K. and Canada:

	U.K.	Canada

Quarter ended September 30, 2003	44%	34%
Quarter ended September 30, 2002	46%	37%
Nine months ended September 30, 2003	46%	36%
Nine months ended September 30, 2002	45%	39%

      Our Canadian business invoices a significant proportion of its revenues in U.S. dollars, although its costs are largely payable in Canadian dollars. This can result in transaction exchange gains or losses that are reflected in its statement of operations. The foreign currency gains or losses recognized in the statement of operations and included in “Selling, general and administrative expenses” were a gain of $0.2 million and a loss of $1.7 million for the quarter ended and nine months September 30, 2003 and a gain of $0.6 million and a loss of $0.2 million for the quarter ended and nine months ended September 30, 2002.

      For ease of comparison and because we are a global business, we provide revenue growth information based on constant dollar exchange rates as well as based on actual exchange rates.

Results of Operations

Third Quarter 2003 Compared with Third Quarter 2002

      Net service revenue. Net service revenue in the third quarter of 2003 was $70.6 million, an increase of $14.6 million or 26% over third quarter 2002 net service revenue of $55.9 million.

      Pre-clinical. Net service revenue in the third quarter of 2003 was $41.6 million, an increase of $6.4 million or 18% over revenues of $35.2 million in the third quarter of 2002. At constant dollar exchange rates, net service revenue in our pre-clinical segment would have increased by 8% in the third quarter of 2003 compared with 2002. In our North American pre-clinical operations, the levels of inquiries from clients and of new business signings remain strong; however, slow or delayed decisions by clients to commit to studies adversely impacted the rate of growth of our third quarter revenues. A change in business mix also impacted revenues in the third quarter. Consequently, our North American pre-clinical operations recorded year-on-year growth, assuming a constant dollar exchange rate, of 3% in the third quarter. As reported, based on actual exchange rates, net service revenue at our North American pre-clinical operations increased by 17% in the third quarter of 2003 compared with the corresponding period in 2002. In Europe, our pre-clinical operations continued to experience strong demand for their services during the third quarter, including both safety evaluation services and laboratory sciences services. Room occupancy rates at our testing facilities remain high and continue to benefit from a favorable mix of business in these operations. As a consequence, our European pre-clinical operations experienced significant year-on-year growth, which at constant dollar exchange rates would have been 15% in the third quarter. As reported, based on actual exchange rates, net service revenues in our European pre-clinical operations increased by 20% in the third quarter of 2003 compared with the corresponding period in 2002.

      Clinical. Net service revenue in the third quarter of 2003 was $29.0 million, an increase of $8.3 million or 40% over revenues of $20.7 million in the third quarter of 2002. Our Phase I clinical operations experienced 24% growth in net service revenue, or 19% at constant dollar exchange rates, reflecting continued strength in the underlying performance of our Phase I clinic compared with the same period in 2002. At constant dollar exchange rates, net service revenue in our Phase II-IV clinical trials operations would have increased by 43% in the third quarter of 2003 compared with the corresponding period in 2002. Almost all of this increase is attributable to the acquisition of PharmaResearch on July 29, 2003. The key steps in the integration of PharmaResearch are now complete, and consequently it will not be meaningful in the future to present separate financial information about the operations of PharmaResearch.

      Direct costs excluding depreciation. In the third quarter of 2003, direct costs excluding depreciation totaled $37.4 million, an increase of $9.6 million or 35% from $27.8 million in the third quarter of 2002. Direct costs excluding depreciation were 53% of net service revenue in the third quarter of 2003 compared with 50% in the third quarter of 2002, largely reflecting the increase in the percentage of net service revenues in our clinical business as a result of our acquisition of PharmaResearch and, as explained below, the decline in the operating margins of our pre-clinical business during the third quarter of 2003.

      Pre-clinical. Direct costs excluding depreciation in the third quarter of 2003 were $19.8 million, an increase of $3.9 million or 24% over costs of $15.9 million in the third quarter of 2002. In the third quarter of 2003, direct costs excluding depreciation were 48% of net service revenue, compared with 45% in the third quarter of 2002. This increase is attributable primarily to continued adverse movements in exchange rates, particularly having an impact on our North American pre-clinical operations. A majority of the revenues in our North American operations are invoiced in U.S. dollars whereas the costs incurred by this operation are almost entirely denominated in Canadian dollars. Compared with the corresponding quarter in 2002, the Canadian dollar has appreciated by more than 13% against the U.S. dollar.

      Clinical. Direct costs excluding depreciation in the third quarter of 2003 were $17.6 million, an increase of $5.7 million or 48% over costs of $11.9 million in the third quarter of 2002. In the third quarter of 2003 direct costs excluding depreciation were 61% of net service revenues compared with 57% in the third quarter of 2002. The increase is mainly due to the results of the acquired PharmaResearch business where historically direct costs excluding depreciation as a percentage of net service revenues have been significantly higher than in our other existing clinical businesses.

      Selling, general and administrative expenses. In the third quarter of 2003, selling, general and administrative expenses totaled $18.1 million, an increase of $4.3 million or 31% from $13.8 million in the third quarter of 2002. In the third quarter of 2003, selling, general and administrative expenses included $0.8 million of restructuring and integration costs related to the acquisition of PharmaResearch and represented 26% of net service revenue, compared with 25% in the third quarter of 2002.

      Pre-clinical. Selling, general and administrative costs in the third quarter of 2003 were $7.8 million, an increase of $1.5 million or 23% from $6.4 million in the third quarter of 2002. Selling, general and administrative costs were 19% of net service revenue in the third quarter of 2003, compared with 18% in the third quarter of 2002. Selling, general and administrative costs included currency exchange gains of $0.4 million in the third quarter of 2003 compared with currency exchange gains of $0.5 million in the corresponding period during 2002.

      Clinical. Selling, general and administrative costs in the third quarter of 2003 were $7.4 million, an increase of $2.0 million or 37% from $5.4 million in the third quarter of 2002. Selling, general and administrative costs were 26% of net service revenue in the third quarter of 2003 compared with 26% in the third quarter of 2002.

      Corporate overhead. Corporate overhead amounted to $2.8 million, an increase of $0.9 million or 44% from $1.9 million in the third quarter of 2002. Corporate overhead in the third quarter of 2003 includes $0.8 million of restructuring and integration costs incurred following our acquisition of PharmaResearch.

      Amortization of intangibles. Amortization of intangibles in the third quarter of 2003 amounted to $0.2 million or 1% of net service revenues. It arises in the clinical business where, following the acquisition of PharmaResearch, we have valued the customer contracts at acquisition at $2.8 million. This amount will be amortized over a two-year period commencing July 30, 2003.

      Income from operations. In the third quarter of 2003, income from operations amounted to $11.9 million or 17% of net service revenue. Income from operations in the third quarter of 2002 amounted to $11.7 million or 21% of net service revenue. Overall this reduction in the percentage of net service revenue accounted for by income from operations is attributable to the reduced operating margins in our pre-clinical operations, the greater proportion of net service revenue accounted for by our clinical operations as a result of our acquisition of PharmaResearch and charges associated with the integration of the former PharmaResearch operations.

      Pre-clinical. Income from operations increased to $11.7 million in the third quarter of 2003 compared with $10.8 million in the corresponding period during 2002 for the reasons set forth above.

      Clinical. Income from operations was $3.0 million in the third quarter of 2003 compared with $2.8 million in the corresponding period during 2002 for the reasons set forth above.

      Interest expense, net, including write-off of deferred debt and other costs. Interest expense in the third quarter of 2003 was $1.1 million, a decrease of $1.9 million or 63% from $2.9 million in the corresponding period during 2002. In the third quarter of 2003 interest expense included $0.8 million of net interest and amortization of deferred debt costs on our bank credit facilities and a gain of $0.4 million on the mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002. It also included $0.7 million relating to the write-off of deferred debt issue and other costs on our former bank credit facilities. The interest expense of $2.9 million in the third quarter of 2002 included $0.6 million of net interest and amortization of deferred debt costs on our bank credit facilities, $0.3 million of interest expense relating to our pre-IPO debt and termination of the hedges associated with our pre-IPO bank credit facilities and a $2.0 million write-off of deferred debt costs relating to the bank credit facilities we replaced at the time of our IPO.

      Provision for income taxes. Provision for income taxes was $1.2 million or 11% of income before taxes in the third quarter of 2003. U.K. and Canadian research and development tax credits reduced the provision for income taxes by $1.7 million or 15% of income before taxes. We recorded a reduction in tax expense amounting to $0.3 million in the third quarter of 2003 in respect of gains made in 2003 by our U.K. employees on exercise of stock options. In addition, the 2003 Canadian Federal tax rate is 2% lower than in 2002. The tax charge in the third quarter of 2002 was $1.4 million or 16% of income before taxes. U.K. and Canadian research and development tax credits reduced the provision for income taxes by $1.6 million or 15% of income before taxes.

First Nine Months of 2003 Compared with First Nine Months of 2002

      Net service revenue. Net service revenue in the first nine months of 2003 was $195.3 million, an increase of $30.7 million or 19% over first nine months 2002 net service revenue of $164.6 million.

      Pre-clinical. Net service revenue in the first nine months of 2003 was $120.2 million, an increase of $14.1 million or 13% over revenues of $106.1 million in the corresponding period during 2002. At constant dollar exchange rates, net service revenue in the pre-clinical segment would have increased by 3% in the first nine months of 2003 compared with 2002. In North America, our pre-clinical operations experienced some volatility in business flow in short-term toxicology work in the first quarter of 2003, resulting in an unusually high level of project delays. The impact of this was largely reversed in the second quarter of 2003 when the North American operations recorded net service revenue 24% higher than that recorded in the first quarter of 2003. Slow or delayed decisions by clients and an unfavorable change in business mix also impacted the revenues of our North American pre-clinical operations in the third quarter. Consequently the net service revenue for our North American pre-clinical operations decreased year-on-year by 1%, assuming a constant dollar exchange rate, in the first nine months of 2003 compared with the corresponding period in 2002. As reported, based on actual exchange rates, net service revenue for our North American pre-clinical operations increased by 9% in the first nine months of 2003 compared with the corresponding period in 2002. In Europe, our pre-clinical operations continued to experience strong demand for services during the first nine months of 2003, both for safety evaluation services and laboratory sciences services. Room occupancy rates have remained high throughout this period during the first nine months of 2003, and we have continued to benefit from a favorable mix of business in these operations. As a consequence, our European pre-clinical operations experienced year-on-year growth that at constant dollar exchange rates would have been 10% in the first nine months of 2003 compared with the corresponding period in 2002. As reported, based on actual exchange rates, net service revenue at our European pre-clinical operations increased by 20% in the first nine months of 2003 compared with the corresponding period in 2002.

      Clinical. Net service revenue in the first nine months of 2003 was $75.1 million, an increase of $16.6 million or 28% over revenues of $58.6 million in the corresponding period during 2002. Assuming constant dollar exchange rates, net service revenue in the clinical segment increased by 23% in the first nine months of 2003 compared with 2002. The Phase II-IV business experienced a 28% increase in net service revenue, attributable largely to the acquisition of PharmaResearch on July 29, 2003 and to higher activity levels in the original Inveresk businesses. Key steps in the integration of the PharmaResearch acquisition are now complete. Consequently it is not meaningful to report the revenues of this business separately. Additionally, our Phase I clinical operations recorded year-on-year growth of 18% in the first nine months of 2003, assuming constant dollar exchange rates.

      Direct costs excluding depreciation. In the first nine months of 2003, direct costs excluding depreciation totaled $100.7 million, an increase of $18.8 million or 23% from $82.0 million in the first nine months of 2002. Direct costs excluding depreciation were 52% of net service revenue in the first nine months of 2003 compared with 50% in the corresponding period during 2002.

      Pre-clinical. Direct costs excluding depreciation in the first nine months of 2003 were $55.9 million, an increase of $8.6 million or 18% over costs of $47.3 million in the first nine months of 2002. In the first nine months of 2003, direct costs excluding depreciation were 47% of net service revenue, compared with

45% in the corresponding period during 2002. This increase is attributable primarily to continued adverse movements in exchange rates, particularly having an impact on our North American pre-clinical operations. A majority of the revenues in our North American operations are invoiced in U.S. dollars whereas the costs incurred by these operations are almost entirely denominated in Canadian dollars. Compared with the corresponding period in 2002, the Canadian dollar has appreciated by more than 10% compared with the U.S. dollar in the first nine months of 2003.

      Clinical. Direct costs excluding depreciation in the first nine months of 2003 were $44.8 million, an increase of $10.2 million, or 29% over costs of $34.7 million in the first nine months of 2002. In the first nine months of 2003 direct costs excluding depreciation were 60% of net service revenue compared with 59% in the first nine months of 2002. The increase is mainly due to the results of the acquired PharmaResearch business where historically direct costs excluding depreciation as a percentage of net service revenue have been significantly higher than in the equivalent Inveresk businesses.

      Selling, general and administrative expenses. In the first nine months of 2003 selling, general and administrative expenses totaled $51.9 million, a decrease of $44.2 million, or 46% from $96.1 million in the corresponding period during 2002. Selling, general and administrative expenses in the first nine months of 2003 included an expense of $0.7 million relating to our withdrawn share offering in the first quarter and $0.8 million of restructuring and integration costs related to the acquisition of PharmaResearch. Our selling, general and administrative expenses in the first nine months of 2002 included compensation charges of $53.0 million in respect of share options and management equity incentives as well as a $1.5 million charge for stamp duty taxes on the change of our ultimate parent company immediately prior to our initial public offering. Excluding these charges, selling general and administrative expenses represented 26% of net service revenue in the first nine months of 2003, compared with 25% in the first nine months of 2002. This increase is mainly attributable to the impact of foreign exchange losses in the pre-clinical operations during the first nine months of 2003.

      Pre-clinical. Selling, general and administrative costs in the first nine months of 2003 were $24.4 million, an increase of $4.0 million or 20% from $20.4 million in the first nine months of 2002. Selling, general and administrative costs were 20% of net service revenue in the first nine months of 2003, compared with 19% in the corresponding period during 2002. This increase in selling, general and administrative costs as a percentage of net service revenue in the first nine months of 2003 is attributable primarily to exchange losses during the period totaling $1.5 million compared with exchange losses of $0.2 million in the first nine months of 2002.

      Clinical. Selling, general and administrative costs in the first nine months of 2003 were $20.1 million, an increase of $3.9 million or 24% from $16.2 million in the first nine months of 2002. Selling, general and administrative costs were 27% of net service revenue in the first nine months of 2003 compared with 28% in the corresponding period during 2002. This increase is attributable primarily to the acquisition of PharmaResearch in July 2003, offset by increased efficiencies in the original Inveresk businesses.

      Corporate overhead. Corporate overhead amounted to $7.3 million, a decrease of $52.1 million or 88% over $59.5 million in the corresponding period during 2002. Corporate overhead in the first nine months of 2003 included an expense of $0.7 million relating to our withdrawn share offering in the first quarter of 2003 and $0.8 million of restructuring and integration costs incurred following our acquisition of PharmaResearch. Other corporate overhead in the first nine months of 2002 amounted to $5.9 million. Corporate overhead in the first nine months of 2002 included a compensation charge of $23.9 million in respect of share options, a compensation charge of $29.1 million in respect of management equity incentives and a charge of $1.5 million relating to stamp duty taxes payable on the change of our ultimate parent company immediately prior to our initial public offering. Excluding these charges, corporate expenses in the first nine months of 2003 amounted to $5.8 million, compared with $4.9 million during the corresponding period in 2002. This increase is due primarily to additional costs associated with the corporate governance and other regulatory costs of a publicly listed company.

      Amortization of intangibles. Amortization of intangibles in the first nine months of 2003 amounted to $0.2 million. It arises in the clinical business segment where, following our acquisition of PharmaResearch, we have valued the customer contracts at acquisition at $2.8 million. This amount is being amortized over a two-year period from July 30, 2003.

      Income from operations. In the first nine months of 2003 income from operations amounted to $33.4 million, or 17% of net service revenue. Excluding share offering expenses, restructuring and integration related to our acquisition of PharmaResearch and the foreign exchange losses referred to above, income from operations amounted to $36.6 million or 19% of net service revenue. Loss from operations in the first nine months of 2002 amounted to $21.0 million, or 13% of net service revenue after deducting the compensation charges and stamp duty costs of $54.6 million referred to above. Excluding these compensation charges and stamp duty costs, income from operations in the first nine months of 2002 amounted to $33.6 million or 20% of net service revenue.

      Pre-clinical. Income from operations was $32.6 million in the first nine months of 2003 compared with $32.6 million in the corresponding period during 2002 for the reasons set forth above.

      Clinical. Income from operations was $8.0 million in the first nine months of 2003 compared with $5.9 million in the corresponding period during 2002 for the reasons set forth above.

      Interest expense, net, including write-off of deferred debt and other costs. Our interest expense in the first nine months of 2003 was $2.9 million, a reduction of $9.1 million or 76% from $12.0 million in the corresponding period during 2002. In the first nine months of 2003 our interest expense included $2.1 million of net interest and amortization of deferred debt costs on our bank facilities and cash resources, a charge of $0.1 million arising from the mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002 and an expense of $0.7 million relating to the write-off of deferred debt issue and other costs on bank facilities replaced when we acquired PharmaResearch. The interest expense of $12.0 million in the first nine months of 2002 included an expense of $9.0 million for the first half of 2002 that reflected our capital structure prior to our initial public offering. It also included an expense of $2.0 million relating to the write-off of deferred debt issue costs on the bank facilities we replaced at the time of our initial public offering in July 2002 and an interest expense incurred in the third quarter of 2002 of $0.9 million that included $0.6 million of net interest and amortization of deferred debt costs on our bank facilities and cash resources and $0.3 million of interest expense relating to our pre-IPO debt and termination of the hedges associated with the pre-IPO bank debt.

      Provision for income taxes. Provision for income taxes was $3.4 million or 11% of income before taxes in the first nine months of 2003. U.K. and Canadian research and development tax credits reduced the provision for income taxes by $5.2 million or 17% of income before taxes. U.K. research and development tax credits were introduced in 2002, and came into effect from April 1, 2002. We recorded a reduction in tax expense amounting to $1.1 million or 4% of income before taxes in the first nine months of 2003 in respect of gains made in 2003 by our U.K. employees on exercise of stock options. In addition, the 2003 Canadian Federal tax rate is 2% lower than in 2002. The tax charge in the first nine months of 2002 was $4.5 million on a loss before income taxes of $32.9 million. The tax charge in 2002 was reduced by $3.8 million of research and development tax credits and represented 21% of income before taxes after adding back the non-deductible expense of $54.6 million relating to the compensation charges and stamp duty expense.

Liquidity and Capital Resources

      Our cash and cash equivalents totaled $22.7 million at September 30, 2003 compared with $19.9 million at December 31, 2002. Our principal sources of liquidity are cash flow from operations and borrowings under our credit facilities.

      At September 30, 2003, our bank credit facility provided us with aggregate availability of up to $148.1 million through $73.1 million of term loans in U.S. dollars and up to $75.0 million of multi-currency revolving loans. At September 30, 2003, we had drawn $88.1 million in term and in revolving loans under the facility. Of that amount, $73.1 million had been drawn as a five year term loan with repayments due quarterly until June 30, 2008, and $15.0 million was drawn pursuant to the multi-currency revolver portion of the facility. The $15.0 million drawn under the revolver is repayable on or prior to June 30, 2006. The facility bears interest at rates between LIBOR plus 1.25% and LIBOR plus 2.00% depending upon the ratio of EBITDA to borrowings. The initial borrowings bear interest at LIBOR plus 1.75%. We have limited our exposure to interest rate fluctuations on the loans drawn under this facility by retaining, with minor modifications to conform to the terms of our new bank credit facility, the interest rate swaps entered into previously in connection with our former bank credit facility. Our bank credit facility subjects us to significant affirmative, negative and financial covenants, is guaranteed by us and our significant subsidiaries and is secured by liens on substantially all of our assets and pledges of the shares of our subsidiaries.

      Working capital balances which arise from our contracts with customers comprise accounts receivable, unbilled receivables and advance billings. A summary of these balances at September 30, 2003, June 30, 2003, March 31, 2003, December 31, 2002 and September 30, 2002, together with the number of days billings that they represent is set forth below.

	September 30, 2003		June 30, 2003		March 31, 2003		December 31, 2002		September 30, 2002

		No. of		No. of		No. of		No. of		No. of
	Balance	Days Net	Balance	Days Net	Balance	Days Net	Balance	Days Net	Balance	Days Net
	($’000s)	Revenue	($’000s)	Revenue	($’000s)	Revenue	($’000s)	Revenue	($’000s)	Revenue

Accounts receivable	$45,012	62	$36,428	53	$36,289	57	$39,266	64	$34,184	57
Unbilled receivables	26,144	36	25,643	37	24,371	38	20,706	34	23,679	39

Sub total	71,156	98	62,071	90	60,660	95	59,972	98	57,863	96
Advance billings	(48,266)	(67)	(40,840)	(59)	(40,625)	(64)	(41,415)	(68)	(36,734)	(61)

	$22,890	31	$21,231	31	$20,035	31	$18,557	30	$21,129	35

      The impact of the above balances on our cash flow from operations in the first three quarters of 2003 as well as the last two quarters of 2002 after adjusting for the balances acquired with PharmaResearch, was as follows:

	Quarter	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended	Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2003	2003	2003	2002	2002

	(Dollars in thousands)
Cash inflow (outflow)
Accounts receivable including unbilled receivables	$2,884	$(1,411)	$(688)	$(2,109)	$(186)
Advance billings	(2,806)	215	(790)	4,681	3,078

	$78	$(1,196)	$1,478	$2,572	$2,892

      The cash generated by operating activities was $32.8 million in the first nine months of 2003, and $29.8 million in 2002 after paying $21.5 million of accumulated interest on our 10% unsecured subordinated loan stock due 2008 following our initial public offering. When compared with this, the cash flows relating to working capital movements are not a major factor affecting liquidity.

      During the twelve months from October 1, 2003 to September 30, 2004 we are scheduled to make repayments of $7.5 million of principal indebtedness under our bank credit facility. We anticipate that our operating cash flow, together with available borrowings under our 2003 bank credit facility and the net proceeds we receive from any offerings, will be sufficient to meet our anticipated future operating expenses, capital expenditures (including our planned expansions at our pre-clinical facilities) and debt service obligations as they become due over the next twelve months. Our corporate strategy of seeking continued growth contemplates the possibility of growth through acquisitions of other businesses, should appropriate opportunities become available. If we decide to seek to acquire other businesses, we expect to fund these acquisitions from existing cash resources, through additional borrowings and, possibly, with the proceeds of sales of our capital stock. We also may pursue acquisitions in which the consideration we pay takes the form of our capital stock.

Third Quarter 2003 Compared with Third Quarter 2002

      Cash flow from operations in the third quarter of 2003 was $15.8 million compared with a cash outflow of $1.1 million in the third quarter of 2002 after paying $17.6 million of accumulated interest on the 10% unsecured subordinated loan stock due 2008 following the completion of our initial public offering. Capital expenditures were $9.5 million compared with $3.3 million in 2002. The increase is mainly attributable to our pre-clinical operations in Canada where capital expenditure amounted to $4.8 million in the third quarter of 2003 compared with $1.2 million in the third quarter of 2002. The next phase of the expansion of our facilities in North America has been approved and has commenced in the third quarter. We are also expanding our U.K. pre-clinical operations where capital expenditure amounting to $2.4 million in the third quarter of 2003 was $0.7 million more than the prior year. In addition we are investing in our systems in the clinical business and capital expenditure in clinical amounted to $2.4 million in the third quarter of 2003 compared with $0.4 million in the third quarter of 2002.

      In the third quarter of 2003 the net cash outflow in respect of the acquisition of PharmaResearch was $35.9 million. This comprised the acquisition price of $43.9 million less cash acquired of $6.0 million less the element of the purchase price and acquisition costs outstanding at September 30, 2003 which together amount to $2.0 million. We also repaid $57.5 million of borrowings under our former bank credit facilities in the third quarter of 2003 and drew down net new borrowings under the new $150 million facility amounting to $88.1 million. In the third quarter of 2002 we repaid $91.1 million of bank debt as well as $109.8 million of 10% unsecured subordinated loan stock due 2008 excluding accrued interest. This comprised all of the debt under the bank facilities in place prior to our initial public offering and all of the 10% unsecured subordinated loan stock due 2008, apart from withholding taxes of $3.8 million payable on the loan stock interest. We also received IPO proceeds of $138.0 million net of expenses and drew down bank borrowings of $69.4 million, net of expenses under the bank credit facility arranged at the time of our initial public offering. As a consequence, the net cash inflow from financing activities was $6.5 million in the third quarter of 2002.

First Nine Months of 2003 Compared with First Nine Months of 2002

      Cash flow from operations in the first nine months of 2003 was $32.8 million compared with $17.4 million in the first nine months of 2002 after paying $17.6 million of accumulated interest on the 10% unsecured subordinated loan stock due 2008 following the completion of our initial public offering. Our capital expenditures were $18.0 million compared with $16.1 million in 2002. There was a decrease in expenditure at our pre-clinical operations in Canada where capital expenditure amounted to $8.0 million in the first nine months of 2003 compared with $11.5 million in the first nine months of 2002. The decrease in capital expenditure arose because the first stage of the expansion in our Canadian pre-clinical operations was completed in December 2002 and the next phase of expansion at these facilities has only recently commenced. We are also expanding our U.K. pre-clinical operations where capital expenditure amounting to $6.8 million in the first nine months of 2003 was $2.8 million more than in the comparable period in 2002. In addition we are investing in our systems in the clinical business and capital expenditure in clinical amounted to $3.2 million in the first nine months of 2003 compared with $0.6 million in the first nine months of 2002.

      In the first nine months of 2003 the net cash outflow in respect of the acquisition of PharmaResearch was $35.9 million. This comprised the acquisition price of $43.9 million less cash acquired of $6.0 million less the element of the purchase price and acquisition costs outstanding at September 30, 2003 which together amount to $2.0 million. We also repaid $67.5 million of borrowings under our former bank credit facilities and drew down net new borrowings under the new $150 million facility amounting to $88.1 million. In the first nine months of 2002 we repaid $94.8 million of bank debt as well as $109.8 million of 10% unsecured subordinated loan stock due 2008 excluding accrued interest. This comprised all of the debt under the bank facilities in place prior to our initial public offering and all of the 10% unsecured subordinated loan stock due 2008, apart from withholding taxes of $3.8 million payable on the loan stock interest. We also received initial public offering proceeds of $138.0 million net of expenses and drew down bank borrowings of $69.4 million, net of expenses under the bank credit facility arranged at the time of our initial public offering. We received $0.1 million in respect of the exercise of share options. As a consequence, the net cash inflow from financing activities was $2.8 million in the first nine months of 2002.

Quantitative and Qualitative Disclosures about Market Risk

      We are subject to market risks arising from changes in interest rates and foreign currency exchange rates.

      Our primary interest rate exposure is in respect of future changes in the LIBOR or base rates that are used to determine the amounts of interest we are required to pay on borrowings under our bank credit facility. The outstanding indebtedness under our bank credit facility, which was incurred in July 2003 to finance the acquisition of PharmaResearch and to repay the outstanding borrowings under our previous credit facility, bears interest at a rate equal to LIBOR plus a margin of between 1.25% and 2.00%. That margin is set each quarter based on specified financial ratio tests. The initial borrowings under our 2003 bank credit facility bear interest at LIBOR plus 1.75%.

      In the third quarter of 2002 we cancelled the interest rate hedges we had used to hedge the interest exposure on our bank borrowings before our initial public offering. We subsequently entered into two new interest rate swap arrangements to hedge the interest rate exposure on our bank borrowings. The first arrangement is an interest rate swap with a notional amount of $50 million, which expires on September 30, 2005. Under this arrangement the LIBOR rate applicable to $50 million of bank debt is fixed at 2.9975%. The second arrangement is an interest rate swap with a notional amount of $10 million, which expires on September 30, 2004. Under this arrangement the LIBOR rate applicable to $10 million of bank debt is fixed at 2.5225%.

      After giving effect to these interest rate swaps, at September 30, 2003 we had $28.1 million of bank debt which was exposed to unhedged fluctuations in interest rates. Our potential loss over one year that would result from a hypothetical, instantaneous change of 100 basis points in the interest rate on all our variable rate obligations would be approximately $0.3 million.

      We have not designated the interest rate swaps as hedges for financial reporting purposes pursuant to FAS 133. As a consequence, we record, through the interest expense category in our statement of operations, any changes in the fair value of the swaps. The fair value of the swaps will fluctuate, mainly as a consequence of changes in market rates of interest. Accordingly, changes in market rates of interest can cause fluctuations in the level of our recorded interest expense from period to period. However, over the term of the swaps, the total LIBOR rates applicable to our bank borrowings will equate to the fixed rates of 2.9975% on $50 million of debt and 2.54% on $10 million of debt as mentioned above.

      A significant proportion of the revenues of our Canadian business is earned in U.S. dollars. Accordingly, fluctuations in the U.S. dollar/ Canadian dollar exchange rate will give rise to translation exchange gains and losses. These gains and losses arise from the conversion of U.S. dollars to Canadian dollars and the retranslation of cash, accounts receivable and unbilled receivable balances and to a lesser extent accounts payable balances. On September 30, 2003 we entered into a forward contract to sell U.S.$12 million and buy Can$16.2 million on December 31, 2003. This contract will reduce our exposure to exchange gains and losses arising from the retranslation of the above balances during the life of the contract. The amounts of the U.S. dollar denominated balances held by our Canadian subsidiary fluctuate from time to time and based on the balances in the quarter ended September 30, 2003 offset by the effects of the forward contract, we estimate that a hypothetical instantaneous 5% devaluation of the U.S. dollar against the Canadian dollar would give rise to recognition of an exchange loss (which would be included for financial reporting purposes in selling general and administrative expenses) of less than $0.1 million, before income tax effects. On the same basis, we estimate that a hypothetical instantaneous 5%

devaluation of the Canadian dollar against the U.S. dollar would give rise to recognition of an exchange gain (which for financial reporting purposes would be netted against and therefore reduce selling, general and administrative expenses) of less than $0.1 million before income tax effects.

      Our consolidated financial statements are prepared in U.S. dollars. The functional currency of each of our subsidiaries is the local currency of the country in which the subsidiary is located. Our principal operating subsidiaries are located in the U.K. and Canada and together they accounted for 82% of our net service revenue in the first nine months of 2003. Accordingly, fluctuations in the exchange rates between pounds sterling, Canadian dollars and U.S. dollars will affect the operating results reported by us.

      We potentially also would have exposure to foreign currency exchange rate fluctuations in respect of the cash flows received from our foreign affiliates. This risk is mitigated by the fact that their operations are conducted in their respective local currencies, and it is not our intention to repatriate earnings prospectively.

      We do not use financial instruments for trading or other speculative purposes.

      Our management does not believe that inflation in past years has had a significant impact on our results from operations. Our management believes that, in the event inflation affects our costs in the future, we will offset the effect of inflation and maintain appropriate margins through increased fees.

SELLING STOCKHOLDERS

      This prospectus supplement relates to the offer and sale by us of 1,000,000 shares of our common stock and the offer and sale by the selling stockholders named below of an aggregate of 9,000,000 shares of our common stock.

      The following table names each stockholder who is offering to sell shares pursuant to this prospectus supplement and presents information with respect to each selling stockholder’s beneficial ownership of our shares. For the purpose of the presentation below, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of October 31, 2003 are treated as outstanding. These shares, however, are not treated as outstanding when computing the percentage ownership of any other person.

      Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. The percentage of shares beneficially owned has been calculated on the basis of the 36,698,974 shares of our common stock that were outstanding as of October 31, 2003.

	Shares Beneficially			Shares Beneficially
	Owned as of			Owned After the
	October 31, 2003			Offering
			Shares Being
Name and Address of Selling Stockholders(1)	Number	Percent	Offered	Number	Percent

Candover Partners Limited**(2)	16,328,488	44.5%	7,355,202	8,973,286	23.7%
Candover Investments PLC**	1,959,425	5.3%	882,627	1,076,798	2.8%
Candover (Trustees) Limited**	217,688	*	98,058	119,630	*
Dalame Resources S.A.***	163,543	*	86,263	77,280	*
Dr. Walter S. Nimmo(3)	1,718,019	4.7%	239,000	1,479,019	4.0%
D.J. Paul E. Cowan(4)	215,809	*	62,809	153,000	*
Michael F. Ankcorn(5)	224,545	*	28,055	196,490	*
Dr. Brian Bathgate(6)	212,656	*	35,000	177,656	*
Alastair S. McEwan(7)	251,245	*	30,000	221,245	*
Nicholas J. Thornton(8)	250,596	*	46,986	203,610	*
Dr. Ian P. Sword(9)	734,210	2.0%	125,000	609,210	1.6%
Dr. John Urquhart(10)	101,456	*	11,000	90,456	*

*	Indicates less than 1.0%.

**	The address of each of these entities is 20 Old Bailey, London EC4M 7LN, United Kingdom.

***	The address of this entity is 9 Castle Street, St. Helier, Jersey JE4 2QP.

(1)	Unless otherwise noted, the address for all persons listed is c/o Inveresk Research Group, Inc., 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513.

(2)	Comprised of 16,328,488 shares of common stock held collectively by five limited partnerships that make up the Candover 1997 Fund of which Candover Partners Limited is general partner. Information for each of these five limited partnerships is as follows:

	Shares Beneficially			Shares Beneficially
	Owned as of			Owned After the
	October 31, 2003			Offering
			Shares Being
Name and Address of Selling Stockholders	Number	Percent	Offered	Number	Percent

Candover 1997 UK No. 1 Limited Partnership**	6,374,631	17.4%	2,871,466	3,503,165	9.3%
Candover 1997 UK No. 2 Limited Partnership**	1,985,607	5.4%	894,421	1,091,186	2.9%
Candover 1997 US No. 1 Limited Partnership**	5,292,588	14.4%	2,384,057	2,908,531	7.7%
Candover 1997 US No. 2 Limited Partnership**	1,780,894	4.9%	802,208	978,686	2.6%
Candover 1997 US No. 3 Limited Partnership**	894,768	2.4%	403,050	491,718	1.3%

(3)	Includes 112,153 shares of common stock issuable upon the exercise of stock options.

(4)	Includes 215,809 shares of common stock issuable upon the exercise of stock options.

(5)	Includes 221,545 shares of common stock issuable upon the exercise of stock options.

(6)	Includes 40,793 shares of common stock issuable upon the exercise of stock options.

(7)	Includes 85,582 shares of common stock issuable upon the exercise of stock options.

(8)	These shares are held of record by Rathbone Jersey Limited but are beneficially owned by Mr. Thornton.

(9)	Includes 11,099 shares of common stock issuable upon the exercise of stock options.

(10)	These shares are held of record by the Urquhart Family Trust U/D/T dated December 27, 1991 but are beneficially owned by Dr. Urquhart.

Selling Stockholder Relationships

      Candover Investments PLC, together with certain of its affiliated entities, is our principal stockholder. The remaining selling stockholders (other than Dalame Resources S.A.) are members of our management. For more information about our principal stockholder and members of our management, see part III of our Annual Report on Form 10-K for the year ended December 31, 2002 which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Registration Rights Agreement

      Shortly before our initial public offering in June 2002, we entered into a registration rights agreement with Candover Investments PLC, Candover (Trustees) Limited, certain investment funds indirectly controlled by Candover Investments PLC and certain other stockholders, including Ian P. Sword, Walter S. Nimmo, D. J. Paul E. Cowan, Michael F. Ankcorn, Brian Bathgate, Dalame Resources S.A., Rathbone Jersey Limited (which holds all of the Inveresk shares owned by Nicholas J. Thornton) and Alastair S. McEwan. Under the registration rights agreement, subject to a number of conditions and limitations, those Candover entities may require us to file a registration statement under the Securities Act to register the sale of our shares of common stock held by them. We may be required to file up to five registration statements. The registration rights agreement also provides that all of our stockholders named in that agreement have “piggy-back” registration rights in connection with registered offerings of our shares that we, or the Candover entities, initiate. Under the agreement, we will be required to pay all registration expenses with the exception of fees and expenses of counsel to the stockholders named in the agreement and underwriters discounts and commissions. We and the stockholders named in the agreement are required to indemnify one another against certain liabilities in respect of an offering covered by the registration rights agreement.

      Under this registration rights agreement, each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Rathbone Jersey Limited and Mr. McEwan have agreed to certain restrictions on sales of their shares of our common stock for a two-year period following consummation of our initial public offering. In particular, the agreement prohibits each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Rathbone Jersey Limited and Mr. McEwan from selling an amount of shares of our common stock during the two-year period following consummation of our initial public offering in excess of the greater of (i) 20% of the number of shares such stockholder beneficially owned at the time we consummated our initial public offer and (ii) the quotient of the aggregate number of shares of our common stock that the Candover entities have sold divided by the aggregate number of shares of our common stock the Candover entities beneficially owned at the time we consummated our initial public offering.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement among the underwriters and us, each of the underwriters named below, through their representatives, Bear, Stearns & Co. Inc., Goldman, Sachs & Co., William Blair & Company, L.L.C., SG Cowen Securities Corporation, and Jefferies & Company, Inc., have severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

Bear, Stearns & Co. Inc.	5,250,000
Goldman, Sachs & Co.	3,250,000
William Blair & Company, L.L.C.	500,000
SG Cowen Securities Corporation	500,000
Jefferies & Company, Inc.	500,000

Total	10,000,000

      The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel and by counsel to the selling stockholders, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us and by the selling stockholders in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all of the above shares of our common stock if any are purchased.

Public Offering Price

      The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and at that price less a concession not in excess of $0.48 per share to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may reallow, concessions not in excess of $0.10 per share to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The shares of our common stock are offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part.

      The following table summarizes the per share and total public offering price of the shares of common stock in the offering, the underwriting compensation to be paid to the underwriters by us and the selling stockholders and the proceeds of the offering to us (before expenses) and to the selling stockholders. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Total

		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$20.00	$200,000,000	$230,000,000
Underwriting discounts and commissions
Paid by us	$0.80	$800,000	$800,000
Paid by the selling stockholders	$0.80	$7,200,000	$8,400,000
Proceeds to us (before expenses)	$19.20	$19,200,000	$19,200,000
Proceeds to selling stockholders	$19.20	$172,800,000	$201,600,000

      The underwriting discount and commission per share is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock.

      In compliance with guidelines of the National Association of Securities Dealers, Inc., the maximum compensation to the underwriters or dealers in connection with the sale of common stock pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total public offering price of the common stock offered.

      We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.5 million.

Over-Allotment Option to Purchase Additional Shares

      Candover Investments PLC and its affiliated entities that are selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 1,500,000 additional shares of common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus supplement. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obliged to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table set forth above, subject to various conditions.

Indemnification and Contribution

      The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, including liabilities arising from material misstatements or omissions in connection with disclosures, or will contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

      Our directors and the selling stockholders named above have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 90 days from the date of this prospectus supplement. Bona fide gifts by individuals to immediate family members, transfers by a partnership to its partners or transfers by Candover Investments PLC or a fund directly or indirectly controlled by Candover Investments PLC to another fund controlled directly or indirectly by Candover Investments PLC are excepted from the restrictions of the lock-up agreements, provided the transferee agrees to be bound by similar restrictions.

      In addition, we have agreed that for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock, except that we may issue, and grant options to purchase, shares of common stock and restricted stock under our equity compensation plans.

Stabilization and Syndicate Short Position

      In order to facilitate the offering of shares of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our shares of common stock.

      The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      Accordingly, to cover these short sales positions or to stabilize the market price of shares of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on The Nasdaq Stock Market’s National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of shares of our common stock may have the effect of raising or maintaining the market price of shares of our common stock or preventing or mitigating a decline in the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

      Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “IRGI.”

      Bear, Stearns & Co. Inc. has served in the past as a financial advisor to our company, for which it received customary fees, and may do so again in the future. In connection with our initial public offering, which we completed in July 2002, Bear, Stearns & Co. Inc., William Blair & Company, L.L.C. and SG Cowen Securities Corporation served as underwriters and in connection with those services such underwriters received customary fees.

      An affiliate of Bear, Stearns & Co. Inc. holds a less than 1% interest in the Candover 2001 Fund. The Candover 2001 Fund is indirectly controlled by Candover Investments PLC, which, together with Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC) and certain investment funds indirectly controlled by Candover Investments PLC, are the principal stockholders of Inveresk. See “Selling Stockholders.”

      An affiliate of Goldman, Sachs & Co. holds a less than 1% interest in Candover Investments PLC.

      William Blair Capital Partners V, L.P. was a substantial stockholder of PharmaResearch and had named two directors to the company’s board prior to our acquisition of the company. William Blair & Company, L.L.C. is a member of the general partner of William Blair Capital Partners V, L.P. Pursuant to a pre-existing relationship between William Blair & Company, L.L.C. and PharmaResearch, William Blair & Company, L.L.C. served as PharmaResearch’s financial advisor in the acquisition transaction and in connection with those services received customary fees.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Clifford Chance US LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Coudert Brothers LLP.

EXPERTS

      The audited consolidated financial statements of Inveresk Research Group, Inc. at December 31, 2002 and December 30, 2001 and for the periods ended December 31, 2002, December 30, 2001 and December 31, 2000 that are incorporated by reference into the accompanying prospectus have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference into the accompanying prospectus in reliance upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

      The consolidated financial statements of PharmaResearch Corporation at and for the periods ended December 31, 2002, December 31, 2001 and December 31, 2000 incorporated by reference into the accompanying prospectus have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference into the accompanying prospectus in reliance upon the authority of Ernst & Young LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the common stock being offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus, which constitutes a part of the registration statement, do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement, including its exhibits, for further information with respect to us and our common stock.

      Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit. In addition, we are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other materials with the Securities and Exchange Commission. Copies of the registration statement, including the related exhibits, as well as the reports, proxy statements and other materials filed by us, are available for examination without charge at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission’s Midwest Regional Office at 175 West Jackson Boulevard, Suite 900, Chicago IL, 60604 or the Northeast Regional Office at 233 Broadway, New York, NY 10279 or on the website of the Securities and Exchange Commission at http://www.sec.gov. Copies of all or a portion of the registration statement and our other filings can be obtained from the Public Reference Room of the Securities and Exchange Commission upon payment of prescribed fees, and materials on the operation of the Public Reference Room may be obtained by calling the Commission at (800) SEC-0330. You can also obtain copies of our filings with the SEC, free of charge, through our website at www.inveresk.com.

PROSPECTUS

12,000,000 Shares of Common Stock

          This prospectus relates to the public offering of 12,000,000 shares of our common stock, 1,500,000 of which shares may be offered from time to time by us and 10,500,000 of which shares may be offered from time to time by the selling stockholders listed under “Selling Stockholders.” We and the selling stockholders may offer the shares in amounts, at prices and on terms to be set forth in one or more prospectus supplements. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

          We and the selling stockholders may sell these securities to or through underwriters, dealers or agents or directly to investors.

          We will provide specific terms of each issuance of these securities in supplements to this prospectus. This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

          Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “IRGI.”

            See “Risk Factors” beginning on Page 5 to read about certain risks you should consider before buying our shares.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated October 31, 2003

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	5
Use of Proceeds	13
Selected Consolidated Financial and Other Data	14
Management’s Discussion and Analysis of Financial Condition and Results of Operations	18
Business	35
Selling Stockholders	51
Plan of Distribution	54
Legal Matters	56
Experts	56
Where You Can Find More Information	57
Incorporation of Certain Documents by Reference	58

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere.

      When used in this prospectus, the terms “believe,” “anticipate,” “estimate,” “expect,” “seek,” “intend,” “could,” “will,” “predict,” “plan,” “potential,” “continue,” and “may” or other similar terminology, or the negative of these terms, are generally intended to identify “forward-looking statements.” Our forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. We discuss these factors in more detail elsewhere in this prospectus, including under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” You should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of these forward-looking statements.

PROSPECTUS SUMMARY

      While this summary highlights what we believe is the most important information contained in this prospectus, you should read carefully this entire prospectus, especially the section “Risk Factors” and our financial statements and the notes to those statements incorporated by reference into this prospectus and any prospectus supplement, for a more complete understanding of our business and of any offering that may be made using this prospectus. Unless otherwise indicated, all references to “Inveresk Research,” “Inveresk Research Group,” “we,” “us” and “our” refer to Inveresk Research Group, Inc. and its consolidated subsidiaries.

The Company

The Securities We May Offer

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under the shelf registration process, we and some or all of the stockholders named below under “Selling Stockholders” may offer and sell from time to time up to an aggregate of 12,000,000 shares of our common stock.

      Each time we or the selling stockholders offer shares, we will provide you with a prospectus supplement that will describe the number of shares being offered, the price per share and certain other information. The prospectus supplement may also add to, update or change the information contained in this prospectus.

Our Business

      We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

      Below is a summary of our financial results in 2002, adjusted to reflect the impact of certain charges recorded in the first and second quarters of 2002 which we do not expect to recur. We believe this non-GAAP adjusted financial data more clearly reflects our underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future financial performance, and (ii) to the reported results of comparable businesses.

	Year Ended		Year Ended
	December 31,		December 31,
	2002		2002
	Reported	Adjustment	Adjusted

	(Dollars in thousands)
Net service revenue	$222,462	$—	$222,462
Income (loss) from operations	(8,972)	54,565	45,593
Net income (loss)	(28,009)	54,565	26,556

      The adjustment to our reported 2002 financial results set forth above comprises: (i) a non-cash charge of $4.5 million arising from the amendment and exercise of an employee’s stock options; (ii) a non-cash compensation charge of $48.5 million incurred at the time of our initial public offering in respect of stock options and other equity-based compensation arrangements; and (iii) a $1.5 million charge for stamp duty taxes in respect of the change of our ultimate parent company that we completed shortly before and in connection with our initial public offering. Our 2002 net income (loss) is also net of $13.7 million of interest expense.

      During the six months ended June 30, 2003 our business generated net service revenue of $124.7 million, income from operations of $21.5 million and net income of $17.5 million. Income from operations and net income were both net of $0.7 million of expenses incurred in respect of a withdrawn stock offering.

      Pre-clinical. Our pre-clinical development business was established over 35 years ago, employs approximately 1,800 people and operates from two principal facilities, one located in Tranent, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation and laboratory sciences services (including clinical support services). In 2002 and for the six months ended June 30, 2003, our pre-clinical business segment generated net service revenue of $142.2 million and $78.6 million, respectively, and income from operations of $43.5 million and $21.0 million, respectively. Based upon net service revenue, we estimate that we are the third largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 7.5% of our net service revenue in 2002. More than 85% of the 2002 net service revenue from our pre-clinical business was generated from repeat clients.

      We anticipate continued growth in demand for our pre-clinical development services. During 2001, 2002 and the six months ended June 30, 2003 we invested over $32 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to make significant additional investments in both facilities during the remainder of 2003 and in 2004. We expect to fund this expansion primarily with cash generated from our operations.

      Clinical. Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 750 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). In 2002 and for the six months ended June 30, 2003, our clinical development business segment generated net service revenue of $80.3 million and $46.2 million, respectively, and income from operations of $9.0 million and $5.1 million, respectively. Our 62-bed clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.

Corporate History and Initial Public Offering

      Prior to 1999 we operated as a division of SGS Société Générale de Surveillance SA. In September 1999 we were acquired in a management buyout supported by Candover Investments PLC. As a result of that transaction, Candover Investments PLC and certain of its affiliated entities became our principal stockholders and Inveresk Research Group Limited, a newly created Scottish company, became the ultimate holding company for the Inveresk Research group of companies. In April 2001 we acquired a Nasdaq-traded company, ClinTrials Research Inc., for $115.1 million, net of cash acquired of $5.7 million. ClinTrials provided drug development services, with significant pre-clinical operations in Canada and clinical operations primarily in the United States and Europe. We subsequently implemented a major restructuring of ClinTrials’ clinical business and, since the time we acquired it, its profitability has improved significantly.

      On June 25, 2002 we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (our former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company) and all of the holders of options to purchase shares of Inveresk Research Group Limited exchanged those options for options to purchase shares of common stock of Inveresk Research Group, Inc. With the exception of the incurrence of U.K. stamp duty charges of $1.545 million, this transaction had no impact on our consolidated assets or liabilities.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock, at a price of $13 per share. At the same time, we put in place a new bank credit facility. The net proceeds from the offering, together with drawings under the bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. As a result, our aggregate outstanding indebtedness was reduced from approximately $223 million to approximately $74 million.

      On July 29, 2003 we completed our acquisition of PharmaResearch Corporation, a provider of Phase II-IV clinical trials management services based in the United States and with offices in the United Kingdom, France and Spain. In 2002 PharmaResearch Corporation generated net service revenue of $40.6 million and income from operations of $4.8 million. We acquired PharmaResearch Corporation for $37.1 million, net of cash acquired. At the same time we entered into a new $150 million bank credit facility to fund the acquisition of PharmaResearch Corporation and to repay all the outstanding principal and interest under our former bank credit facility.

Industry Background and Industry Trends

      Every drug must undergo extensive evaluation and regulatory review to determine that it has the required quality and is both safe and effective for its intended purpose. Discovery and development of new drugs is a lengthy and complex process and is becoming increasingly expensive. The Tufts Center for the Study of Drug Development estimates the current average cost to develop an approved drug to be $897 million, more than three times the estimated cost in 1987.

      Most pharmaceutical and biotechnology companies depend on the development of a steady succession of new drugs for their future profitability. Accordingly, these companies invest extensively in the research and development of new drugs. There are major risks associated with the research and development process, given the high cost of developing new drugs and the significant possibility that a drug candidate will not succeed. Pharmaceutical and biotechnology companies are seeking in many cases to manage these risks by pursuing the parallel development of multiple compounds with similar potential applications (to mitigate the risk of product failure), while at the same time pursuing strategies to contain costs. Further, since the profitability of a drug is greatest while it enjoys market exclusivity, pharmaceutical and biotechnology companies continually seek ways to shorten the time from drug discovery to marketing.

      In response to these trends, pharmaceutical companies are increasingly relying on independent drug development services companies, such as Inveresk Research, to supplement their internal drug development activities. The greater role of biotechnology and specialty pharmaceutical companies in the drug discovery and development area has also increased demand for the services of independent drug development services companies, like Inveresk Research, particularly because they often do not have the expertise or capital to build the internal capability required to undertake pre-clinical and clinical development of their drug candidates.

      According to Frost & Sullivan, the pharmaceutical and biotechnology industries spent approximately $50.6 billion on global research and development in 2001, of which approximately $9.8 billion is estimated to be outsourced to providers of drug development services. We believe that the needs of pharmaceutical and biotechnology companies for outsourced drug development services will continue to increase, based on the following trends:

•	demand for new drugs based on changing population demographics;

•	escalating research and development expenditures by pharmaceutical companies;

•	the growth of the biotechnology industry;

•	the emergence of new research and development technologies such as genomics and proteomics;

•	the need for improved productivity making outsourcing attractive as a cost-effective alternative to in-house development activities;

•	the increasingly complex and demanding regulatory environment requiring extensive expertise in drug development services and regulatory affairs; and

•	globalization of clinical research requiring drug development expertise across global markets.

Our Strategy

      We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality, value-added drug development services. Our aim is to become the leading research and development partner to the pharmaceutical and biotechnology industries. We anticipate achieving this strategy primarily through:

•	continuing to invest in our pre-clinical facilities in Tranent and Montreal to provide us with greater capacity to meet anticipated increases in demand for our pre-clinical development services;

•	maintaining and enhancing the ability of our Phase I clinical operations in Edinburgh to provide high quality, value-added services while leveraging its experience and expertise in seeking to expand these services geographically;

•	continuing to position our Phase II-IV clinical development business as a provider of higher value-added services; and

•	further leveraging the cross-selling opportunities between our two business segments.

      We intend to implement our growth strategy in part by making acquisitions of other companies or businesses, to the extent we are able to do so on terms we find appropriate. On July 29, 2003, we completed our acquisition of PharmaResearch Corporation, a U.S.-based drug development services company focused on providing Phase II-IV clinical trials support services, principally in the areas of respiratory and infectious diseases. The acquisition of PharmaResearch has allowed us to increase significantly the scale and service capabilities of our North American clinical development operations and has expanded our client roster in that sector. We intend to seek to augment further our pre-clinical and clinical development capabilities and market share by making additional strategic acquisitions to the extent appropriate opportunities become available. Our ability to complete future acquisitions of significant size may depend on our ability to raise additional capital on satisfactory terms.

      We believe our approach to acquisitions is a disciplined one that seeks to focus on businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. From time to time we appraise acquisition opportunities that satisfy these criteria.

Our Headquarters and Websites

      Our headquarters are located at 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513. Our telephone number is (919) 460-9005. We maintain sites on the World Wide Web at www.inveresk.com and www.ctbr.com; however, the information found on our websites is not a part of this prospectus.

RISK FACTORS

      An investment in the common stock offered by this prospectus and any prospectus supplement involves a substantial risk of loss. You should carefully consider the risks described below and the other information contained in, or incorporated by reference in, this prospectus and any prospectus supplement, including our financial statements and the related notes, before you purchase any of our shares of common stock. Additional risks and uncertainties, including those generally affecting the market in which we operate or that we currently deem immaterial, may also impair our business. If any such risks actually materialize, our business, financial condition and operating results could be adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to our Business

We could be adversely affected if the companies in the pharmaceutical and biotechnology industries to whom we offer our services reduce their research and development activities or reduce the extent to which they outsource pre-clinical and clinical development.

      We are a global provider of drug development services to pharmaceutical and biotechnology clients. As such, our ability to grow and win new business is dependent upon the ability and willingness of companies in the pharmaceutical and biotechnology industries to continue to spend on research and development at rates close to or at historical levels and to outsource the services we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. For example, we have benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource both small and large pre-clinical and clinical development projects. Any general downturn in the pharmaceutical or biotechnology industries, any reduction in research and development spending by companies in these industries or any expansion of their in-house development capabilities could have a material adverse effect on our business, financial condition and operating results.

We could be adversely affected by changes in government regulations.

      The process for approval of a drug candidate is subject to strict government regulation, especially in North America, Europe and Japan. Any material changes in government regulations, whether involving a relaxation or a strengthening of regulation, could adversely affect us. A relaxation in regulatory requirements or the introduction of simplified drug approval procedures, for instance, could have a material adverse effect on the demand for our services, which could adversely affect our business, financial condition and operating results. At the same time, an increase in regulatory requirements could require us to change the manner in which we conduct our operations or could require us to incur significant capital expenditures in order to effect those changes. Other changes in governmental regulations could result in a change in the type and amount of capital expenditures required to conduct our business and as a result could have a material adverse effect on our business, financial condition and operating results.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

      We derived approximately 84% of our consolidated net service revenue in 2002 from our operations outside of the United States, primarily from our operations in Canada and the United Kingdom, where significant amounts of our revenues and expenses are recorded in local (non-U.S.) currency. Our financial statements are presented in U.S. dollars. Accordingly, changes in currency exchange rates, particularly between the pound sterling, the Canadian dollar and the U.S. dollar, will cause fluctuations in our reported financial results, which fluctuations could be material.

      In addition, our contracts with our clients are frequently denominated in currencies other than the currency in which we incur expenses related to those contracts. This is particularly the case with respect to our Canadian operations, where our contracts generally provide for invoicing clients in U.S. dollars but our expenses are generally incurred in Canadian dollars. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

We could be adversely affected by tax law changes in the United Kingdom or Canada.

      Our operations in the United Kingdom and Canada currently benefit from favorable corporate tax arrangements. We receive substantial tax credits in Canada from both the Canadian federal and Quebec governments and we benefit from tax credits and accelerated tax depreciation allowances in the United Kingdom. Any reduction in the availability or amount of these tax credits or allowances would be likely to have a material adverse effect on our profits and cash flow from either or both of our Canadian and United Kingdom operations.

The percentage of our income that we reserve for the payment of taxes may fluctuate significantly from period to period.

      We receive research and development tax credits in Canada and the United Kingdom. The size of these tax credits is dependent upon the amount of qualifying costs incurred in these jurisdictions and therefore the tax credits are not a constant percentage of our income before taxes. In addition, we expect to receive tax deductions equal to the gains made by United Kingdom employees on exercise of their stock options. These deductions will arise at the time of exercise of the options and will depend on the market price of our stock at the time of exercise. Because of these factors, our provision for income taxes expressed as a percentage of income before income taxes may fluctuate significantly from period to period.

Our quarterly operating results may vary, which could negatively affect the market price of our common stock.

      Certain of our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. In addition, typically we generate a disproportionate amount of our net service revenue during the last three quarters of our fiscal year. We believe this results from the budgeting cycles of our pharmaceutical company clients, many of whom use the initial part of their fiscal year to establish their objectives for the year. Because we generate a large proportion of our revenue from services provided on the basis of an hourly recovery charge, our net service revenue in any period is directly related to the number of employees and the number of billable hours worked during that period. Our results of operations in any quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and nature of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, changes in the scope of our agreements with clients, employee hiring, holiday patterns, severe weather conditions, exchange rate fluctuations and other factors. We may also, in any given quarter, be required to make U.K. National Insurance contributions in connection with the exercise by certain of our U.K. resident employees of options issued prior to our initial public offering. We have only limited ability to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of the health of our business or of future results. Nonetheless, fluctuations in our quarterly operating results could negatively affect the market price of our common stock.

We depend on our senior management team, and the loss of any member of the team may adversely affect our business.

      We believe our success will depend on the continued employment of our senior management team. If one or more members of our senior management team were unable or unwilling to continue in their present positions, those persons could be difficult to replace and our business could be harmed. If any of our key employees were to join a competitor or to form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our senior management or key employees.

If we are unable to recruit and retain qualified personnel we may not be able to expand our business and remain competitive.

      Because of the specialized scientific nature of our business, we are highly dependent, in both our pre-clinical and clinical operations, upon qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in the pharmaceutical and biotechnology fields. Therefore, although traditionally we have experienced a relatively low turnover in our staff, in the future we may not be able to attract and retain the qualified personnel necessary for the conduct and further development of our businesses. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, could have a material adverse effect on our ability to expand our businesses and remain competitive in the industries in which we participate.

If we are unable to attract suitable participants for the clinical trials of our clients, our clinical development business may suffer.

      One clinical development business is dependent upon our ability to recruit participants for the clinical trials we are managing. These clinical trials rely upon the ready accessibility and willing participation of volunteer subjects. These subjects generally include volunteers from the communities in which the studies are conducted. Although to date these communities have provided a substantial pool of potential subjects for research studies, there may not be a sufficient number of participants available with the traits necessary to conduct our clinical trials in the future. If multiple organizations are conducting similar trials and competing for participants, it could also make our recruitment efforts more difficult. If we are unable to attract suitable and willing participants on a consistent basis, it would have an adverse effect on the trials being managed by our clinical development business, which in turn could have a material adverse effect on our business.

Our contracts are generally terminable on little or no notice. Termination of a large contract for services or multiple contracts for services could adversely affect our revenue and profitability.

      In general, our agreements with clients provide that the client can terminate the agreements or reduce the scope of services under the agreements upon little or no notice. Clients may elect to terminate their agreements with us for various reasons, including:

•	unexpected or undesired study results;

•	inadequate patient enrollment or investigator recruitment;

•	production problems resulting in shortages of the drug being tested;

•	adverse patient reactions to the drug being tested; or

•	the client’s decision to forego or terminate a particular study.

      If a client terminates its contract with us we are generally entitled under the terms of the contract to receive revenue earned to date as well as certain other costs. In both our pre-clinical and clinical businesses, cancellations of any large contract or simultaneous cancellation of multiple contracts could materially adversely affect our business, financial condition and operating results.

Because most of our clinical development net service revenue is from long-term fixed-fee contracts, we would lose money in performing these contracts if our costs of performing those contracts were to exceed the fixed fees payable to us.

      Because most of our clinical development net service revenue is from long-term fixed price contracts, we bear the risk of cost overruns under these contracts. If the costs of completing these projects exceed the fixed fees for these projects, for example if we underprice these contracts or if there are significant cost overruns under these contracts, our business, financial condition and operating results could be adversely affected.

      Although the majority of our contracts with our pre-clinical clients are also fixed price contracts, we typically have more flexibility under those contracts to adjust the price to be charged if we are asked to provide additional services. These contracts also tend to have shorter terms than our clinical contracts. Therefore, we have less risk of underpricing or incurring significant cost overruns under our pre-clinical contracts. However, if we did have to bear significant costs of underpricing or cost-overruns under our pre-clinical contracts, our business, financial condition and operating results could be adversely affected.

Our future profitability could be reduced if we incur liability for failure to properly perform our obligations under our contracts with our clients.

      We are liable to our clients for any failure to conduct their studies properly according to the agreed upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed upon procedures, we may have to repeat the study at our expense, reimburse the client for the cost of the study and pay additional damages.

      At our Phase I clinic in Edinburgh, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial.

      To reduce our potential liability, informed consent is sought from each participant in our Phase I-IV clinical trials and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

      We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if our insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition and operating results could be materially and adversely affected.

Our clients retain us on an engagement-by-engagement basis, which reduces the predictability of our revenues and our profitability.

      Our clients generally retain us on an engagement-by-engagement basis. Costs of switching drug development services companies are not significant and after we complete a project for a client we do not know whether the same client will retain us in the future for additional projects. A client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. This makes it difficult for us to predict revenues and operating results. Since our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress, we may continue to incur costs and expenses based on our expectations of future revenues. This could have an adverse effect on our business, financial condition and operating results.

Our backlog is subject to reduction and cancellation and our failure to replace completed or cancelled backlog could reduce our future revenues and profitability.

      For our internal purposes, we periodically calculate backlog. Backlog represents the aggregate price of services that our clients have committed to purchase by signed contract or other written evidence of a firm commitment. Our aggregate backlog at June 30, 2003 was approximately $224 million. Our backlog is subject to fluctuations and is not necessarily indicative of future backlog or revenues. Cancelled contracts are removed from backlog. Our failure to replace items of backlog that have been completed, reduced in scope or cancelled could result in lower revenues.

If we are unable to implement our business strategy effectively we may not be able to expand our business and compete effectively.

      A significant aspect of our business strategy for our pre-clinical operations is to increase the capacity and broaden the service capability of these operations through continued capital investment and, to a lesser extent, through strategic acquisitions. If we fail to implement our expansion strategy for our pre-clinical development operations successfully, we may not be able to grow or remain competitive in this area.

      A significant aspect of our business strategy for our clinical operations is to emphasize our scientific and medical input, to maximize the number of value-added services that we provide and, to a lesser extent, to grow through strategic acquisitions. If we are not successful in implementing this strategy we may not be able to expand our clinical trials operations or remain competitive in this area.

      In addition, any acquisitions we undertake in implementing our business strategy may involve a number of special risks, including:

•	diversion of management’s attention;

•	difficulties and expenses in connection with the acquisitions;

•	potential failure to retain key acquired personnel;

•	assumptions of unanticipated legal liabilities and other problems; and

•	difficulties integrating systems, operations and corporate cultures.

      If appropriate acquisition opportunities are not available on terms and conditions acceptable to us, we may not be able to expand our businesses as planned. In the event that the operations of an acquired business do not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business, which could have a material adverse effect on our financial results.

We could be adversely affected if we fail to comply with regulatory standards.

      Many of the regulations that govern the pre-clinical and clinical development services industries empower regulatory authorities to compel an entity conducting pre-clinical or clinical operations to cease all or a portion of its activities if it fails to comply with regulatory standards. If we fail to comply with any existing or future government regulations, our non-complying operations could be forced to cease operating, which could have a material adverse effect on our business, financial condition and operating results. Our failure to comply with regulatory standards could also result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on our business, financial condition and operating results. For example, if we were to fail to verify that informed consent is obtained from patient participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our client, but at substantial cost to us.

Risks Related to our Industry

We compete in a highly competitive market and if we do not compete successfully our business could be seriously harmed.

      The competitive landscape for our two core businesses varies. Nevertheless, both businesses primarily compete with in-house departments of pharmaceutical companies, other drug development services organizations, universities and teaching hospitals.

      We believe we are the third largest provider of pre-clinical safety evaluation services in the world, based on net service revenue. Our primary pre-clinical competitor on a global basis is Covance, although we also face competition from publicly traded companies such as Charles River Laboratories, Life Sciences Research and MDS Pharma, as well as from a number of privately-held companies. Certain of these competitors are also expanding their pre-clinical operations.

      The clinical development services market is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service drug development services organizations with global operations. We believe we compete with a number of publicly traded companies, primarily Quintiles, Pharmaceutical Product Development, Covance, MDS Pharma, Parexel, ICON and Kendle, as well as with a number of privately-held companies.

      In contrast to the pre-clinical drug development industry, the clinical drug development industry has few barriers to entry. Newer, smaller companies with specialty focuses, such as those aligned to a specific disease or therapeutic area, may compete aggressively against larger companies for clients.

      Increased competition might lead to price and other forms of competition that may adversely affect our operating results. Providers of outsourced drug development services compete on the basis of many factors, including the following:

•	reputation for on-time quality performance;

•	expertise, experience and stability;

•	scope of service offerings;

•	how well services are integrated;

•	strength in various geographic markets;

•	technological expertise and efficient drug development processes;

•	ability to acquire, process, analyze and report data in a time-saving, accurate manner; and

•	ability to manage large-scale clinical trials both domestically and internationally.

      We have traditionally competed effectively on the basis of the factors noted above, but we may not be able to continue to do so. If we fail to compete successfully, our business could be seriously harmed.

Health care industry reform could reduce or eliminate our business opportunities.

      The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. In recent years, several comprehensive health care reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals were adopted, the United States Congress may again address health care reform. In addition, foreign governments may also undertake health care reforms in their respective countries. Business opportunities available to us could decrease if the implementation of government health care reform adversely affects research and development expenditures by pharmaceutical and biotechnology companies.

Our business may be impaired by negative attention from special interest groups.

      Research activities with animals have been the subject of adverse attention, particularly in the United Kingdom. This has involved on-site protests and other demonstrations at facilities operated by certain of our competitors, clients and suppliers. Any negative attention or threats directed against our animal research activities in the future could impair our ability to operate our business efficiently and effectively. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures which utilize laboratory animals (as has been advocated by certain groups), the impact upon our business would be negative. However, we believe that this is unlikely as there are currently no acceptable alternatives to animal testing which would provide the scientific information necessary to obtain regulatory approval for pharmaceuticals.

Other Risks that Could Affect Our Share Price

Our largest stockholders will continue to have significant control over us after the sale of the shares described in this prospectus, and they may make decisions with which you disagree.

      The registration statement of which this prospectus forms a part provides for the sale of up to an aggregate of 10,500,000 shares of our common stock by selling stockholders who presently own a majority of the outstanding shares of our common stock. Even if all 10,500,000 shares are sold, our management, Candover Investments PLC, together with Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC) and certain investment funds indirectly controlled by Candover Investments PLC will continue to own a substantial percentage of the outstanding shares of our common stock. The interests of those Candover stockholders and our management could differ from those of other stockholders. Although if they sell all the shares covered by this prospectus they will no longer have majority voting control, nonetheless as a result of the substantial share ownership they will retain, Candover Investments PLC and our management will continue to have significant control over us and any decisions relating to:

•	elections to our board of directors;

•	amendments to our certificate of incorporation;

•	our management and policies;

•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all our assets; and

•	a change in control of our company (which may have the effect of discouraging third party offers to acquire our company).

The market price of our shares of common stock could fluctuate significantly, and you may not be able to sell your common stock at a favorable price or at all.

      In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by financial analysts who follow us) but also factors relating to (or relating to investor perception of) the drug development services industry, the pharmaceutical and biotechnology industries or the economy in general.

Future sales of substantial numbers of our shares of common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.

      Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity securities. All of the shares we and the selling stockholders are selling in this offering will be freely tradeable following the completion of that sale without restriction under the Securities Act of 1933, unless purchased by our affiliates. A substantial number of our other shares also are freely tradeable. As of August 31, 2003, 21,564,867 of our shares of common stock were restricted or control securities within the meaning of Rule 144 under the Securities Act. Sales of these shares can be made in compliance with the requirements of Rule 144 or pursuant to an effective registration statement. Substantially all of these shares are covered by a registration rights agreement requiring us under certain circumstances to register the shares for re-sale under the Securities Act. Following any sale of those shares pursuant to an effective registration statement, the shares would be freely tradeable without restriction.

      Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.

      We also may issue our shares of common stock from time to time to raise capital or as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we also may grant registration rights covering those shares in connection with any such acquisitions and investments.

We have implemented certain provisions that could make any change in our board of directors or in control of our company more difficult.

      Our certificate of incorporation, our bylaws and Delaware law contain provisions, such as provisions authorizing, without a vote of stockholders, the issuance of one or more series of preferred stock that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

USE OF PROCEEDS

      Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from the sale of shares of our common stock to our general corporate funds, which we may use to repay indebtedness or for other general corporate purposes. We will not receive any of the proceeds from the sale pursuant to this prospectus of shares of our common stock by selling stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      You should read the selected consolidated financial information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in this prospectus and our audited and unaudited consolidated financial statements and the notes to those statements included in our Form 10-K for the year ended December 31, 2002 and in our Form 10-Q for the period ended June 30, 2003, as well as any more recent financial information contained or discussed in any prospectus supplement delivered with this prospectus. The financial information presented below for the six months ended June 30, 2003, the three years ended December 31, 2002, December 30, 2001 and December 31, 2000 and for the period from September 20, 1999 to December 26, 1999 reflects the financial position and results of operations of Inveresk Research Group, Inc. and Inveresk Research Group Limited, which became our direct subsidiary immediately before our initial public offering. The financial information presented for the period from December 28, 1998 to September 19, 1999 and for the year ended December 27, 1998 reflects the financial position and results of operations of our business while it was operated as a division of SGS Société Générale de Surveillance SA. The financial information presented for the year ended December 30, 2001 includes the results of operations of ClinTrials Research Inc. from April 5, 2001.

      The selected consolidated financial data presented below for the six months ended June 30, 2003 and for the year ended December 31, 2002 were derived from the unaudited and audited consolidated financial statements of Inveresk Research Group, Inc., which we prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and which are included in our Form 10-Q for the period ended June 30, 2003 and our Form 10-K for the year ended December 31, 2002, respectively. The selected consolidated financial data presented below for each of the two years ended December 30, 2001 and December 31, 2000 and the periods from September 20, 1999 to December 26, 1999 and from December 28, 1998 to September 19, 1999 were derived from the audited consolidated financial statements of Inveresk Research Group Limited, which we prepared in accordance with U.S. GAAP. These financial statements are not included in this prospectus. The summary consolidated financial data presented below for the year ended December 27, 1998 were derived from unaudited financial statements prepared on the basis of data furnished by SGS Société Générale de Surveillance SA. Those unaudited financial statements, which SGS Société Générale de Surveillance SA prepared in accordance with U.S. GAAP, are not included in this prospectus.

      As a consequence of the adoption of FAS 142 with effect from January 1, 2002, the amortization expense shown for 2002 is not on a consistent basis of accounting with earlier periods. The impact of this is shown in note 4 to our audited financial statements, which are included in our Form 10-K for the year ended december 31, 2002.

      As a consequence of the adoption FAS 145 on January 1, 2003, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions.

Statement of Operations Data:

	Inveresk Research Group(1)(4)

	Six Months	Six Months		52 Weeks	53 Weeks	September 20,
	Ended	Ended	Year Ended	Ended	Ended	to
	June 30,	June 30,	December 31,	December 30,	December 31,	December 26,
	2003	2002	2002	2001	2000	1999

	(Dollars in thousands, except share and per share data)
Net service revenue	$124,719	$108,712	$222,462	$156,296	$65,540	$16,832
Direct costs excluding depreciation	(63,357)	(54,197)	(110,099)	(83,975)	(36,133)	(9,645)

	61,362	54,515	112,363	72,321	29,407	7,187
Selling, general and administrative expenses:
Compensation expense in respect of share options and management equity incentives	—	(53,020)	(53,020)	—	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	—	(1,545)	(1,545)	—	—	—
Stock offering expenses	(658)	—	—	—	—	—

Other selling, general and administrative expenses	(33,154)	(27,774)	(56,455)	(41,934)	(13,825)	(3,275)

Total selling, general and administrative expenses	(33,812)	(82,339)	(111,020)	(41,934)	(13,825)	(3,275)
Depreciation	(6,038)	(4,821)	(10,315)	(8,028)	(4,513)	(809)
Amortization of goodwill and intangibles(5)	—	—	—	(7,910)	(3,281)	(973)

Income (loss) from operations	21,512	(32,645)	(8,972)	14,449	7,788	2,130
Interest income (expense), net	(1,815)	(9,017)	(13,343)	(17,694)	(7,522)	(2,004)

Income (loss) before income taxes	19,697	(41,662)	(22,315)	(3,245)	266	126
Provision for income taxes	(2,161)	(3,089)	(5,694)	(1,875)	(682)	(325)

Net income (loss)	$17,536	$(44,751)	$(28,009)	$(5,120)	$(416)	$(199)

Earnings (loss) per share(2)(3):
Basic	$0.48	$(1.89)	$(0.94)	$(0.24)	$(0.03)	$(0.01)
Diluted	$0.47	$(1.89)	$(0.94)	$(0.24)	$(0.03)	$(0.01)
Weighted average number of common shares outstanding:
Basic	36,217,809	23,628,125	29,735,957	21,489,571	15,803,724	15,803,724
Diluted	37,489,490	23,628,125	29,735,957	21,489,571	15,803,724	15,803,724
Dividends per share	$—	$—	$—	$—	$—	$—

Other Data:
Depreciation and amortization	$(6,038)	$(4,821)	$10,315	$15,938	$7,794	$1,782
Capital expenditures	$8,541	$12,813	$25,497	$11,145	$6,792	$1,307

	Predecessor

	December 28,	52 Weeks
	1998 to	Ended
	September 19,	December 27,
	1999	1998

	(Dollars in thousands, except
	share and per share data)
	(unaudited)
Net service revenue	$47,088	$58,219
Direct costs excluding depreciation	(27,177)	(31,816)

	19,911	26,403
Selling, general and administrative expenses:
Compensation expense in respect of share options and management equity incentives	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	—	—
Stock offering expenses	—	—

Other selling, general and administrative expenses	(9,013)	(12,746)

Total selling, general and administrative expenses	(9,013)	(12,746)
Depreciation	(3,731)	(4,268)
Amortization of goodwill and intangibles(5)	(242)	(345)

Income (loss) from operations	6,925	9,044
Interest income (expense), net	(560)	195

Income (loss) before income taxes	6,365	9,239
Provision for income taxes	(2,308)	(2,465)

Net income (loss)	$4,057	$6,774

Earnings (loss) per share(2)(3):
Basic	N/A	N/A
Diluted
Weighted average number of common shares outstanding:
Basic	N/A	N/A
Diluted
Dividends per share
Other Data:
Depreciation and amortization	$3,973	$4,613
Capital expenditures	$5,305	$6,725

Balance Sheet Data:

	Inversk Research Group					Predecessor

	June 30,	December 31,	December 30,	December 31,	December 26,	December 27,
	2003	2002	2001	2000	1999	1998

						(unaudited)
Cash and cash equivalents	$21,829	$19,909	$16,118	$9,686	$7,009	$4,039
Total assets	360,783	332,467	301,826	124,568	129,180	79,039
Current portion of long-term debt	7,402	217	127,648	3,080	3,261	1,041
Long-term debt	50,560	67,768	85,109	80,898	84,653	70
Total shareholders’ equity	185,805	152,403	(7,385)	247	712	37,109

(1)	Effective as of the beginning of 2002, our fiscal years end consistently on December 31 and our fiscal quarters end consistently on the last calendar day in the quarter. Before 2002, our fiscal years ended on the last Sunday on or prior to December 31 and our fiscal quarters ended on the last Sunday on or prior to the relevant quarter end.

(2)	Prior to September 20, 1999, our businesses were operated as a division of SGS Société Générale de Surveillance Holdings SA. Per share data for these periods is not meaningful and has not been presented.

(3)	As more fully described in note 4 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002, historical earnings per share have been calculated as if the historical outstanding shares in Inveresk Research Group Limited had been converted to common stock in Inveresk Research Group, Inc., using a weighted average of the conversion ratios applicable to the change in ultimate parent company.

(4)	We have completed two significant acquisitions during the period covered by the selected consolidated financial information. These are the management buyout completed on September 20, 1999 and the acquisition of ClinTrials completed on April 5, 2001. A description of these acquisitions is given in the overview to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The accounting adopted and the effects of the acquisitions are discussed in note 3 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002.

(5)	The information presented above for the year ended December 31, 2002 reflects the adoption of FAS 142 with effect from January 1, 2002. A summary of the effect of this accounting change is included in note 4 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and unaudited pro forma condensed consolidated financial data included in our Form 10-K for the year ended December 31, 2002 and our Form 10-Q for the quarter ended June 30, 2003, and in conjunction with any updated information that may be contained in any supplement to this prospectus.

Recent Corporate History and Overview

      On September 20, 1999, we completed a management buyout supported by Candover Investments PLC. In that transaction, Inveresk Research Group Limited, a newly created Scottish company, acquired the businesses that comprise our European pre-clinical operations, our Phase I clinical trials operations located in Edinburgh and the original Inveresk Research Phase II-IV clinical development services operations. As part of the transaction, we also acquired Inveresk Research North America, Inc., which operated a small Phase II-IV clinical development services business located in the United States. The total acquisition cost was $78.8 million, net of cash acquired of $9.1 million. In connection with financing this acquisition we received a $0.8 million equity investment from Candover Investments PLC, Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC), certain investment funds indirectly controlled by Candover Investments PLC and management, borrowed $43.8 million from certain of these Candover entities by issuing to them 10% unsecured subordinated loan stock due 2008 and borrowed $41.4 million under bank credit facilities.

      The financial information in this document divides the 1999 financial year into two periods — the period prior to September 20, 1999, when the original Inveresk Research businesses were under the ownership and control of its previous parent company, and the post acquisition period from September 20, 1999 to December 26, 1999.

      On April 5, 2001, we completed the acquisition of ClinTrials. The total acquisition cost was $115.1 million, net of cash acquired of $5.7 million. To finance this acquisition we received a $0.4 million additional equity investment from Candover Investments PLC, Candover (Trustees) Limited and certain investment funds indirectly controlled by Candover Investments PLC, borrowed $64.8 million from certain of these Candover entities by issuing to them an additional 10% unsecured subordinated loan stock due 2008 and borrowed $93.7 million under bank credit facilities, $38.3 million of which was used to repay loans under other credit facilities.

      Effective June 25, 2002, we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008.

      On July 29, 2003 we completed our acquisition of PharmaResearch Corporation, a provider of Phase II-IV clinical trials management services based in the United States and with offices in the United Kingdom, France and Spain. In 2002, PharmaResearch Corporation generated net service revenue of $40.6 million and income from operations of $4.8 million. We acquired PharmaResearch Corporation for $37.1 million, net of cash acquired.

      We were highly leveraged from the time of our management buyout in 1999 until the completion of our initial public offering. This leverage was due in part to the structure of our management buyout and in part to the incurrence of additional significant indebtedness in connection with our acquisition of ClinTrials in 2001. Our interest expense has therefore been high in relation to our income before taxes. We believe that, because of the size of our interest expense during the period preceding the completion of our initial public offering, our income from operations (i.e., before interest income and interest expenses) is a better measure of the past performance of our businesses than income (or loss) before income taxes or net income (loss).

      We operate in two segments for financial reporting purposes: pre-clinical and clinical. The following table shows, for the periods indicated, a summary of our financial performance by business segment.

	Six Months	Six Months	Year Ended	Year Ended	Year Ended
	Ended	Ended	December 31,	December 30,	December 31,
	June 30, 2003	June 30, 2002	2002	2001	2000

	(unaudited)

	(Dollars in thousands)
Net service revenue:
Pre-clinical	$78,560	$70,846	$142,174	$95,172	$45,136
Clinical	46,159	37,866	80,288	61,124	20,404

	124,719	108,712	222,462	156,296	65,540

Direct costs excluding depreciation:
Pre-clinical	(36,100)	(31,421)	(62,959)	(44,952)	(22,666)
Clinical	(27,257)	(22,776)	(47,140)	(39,023)	(13,467)

	(63,357)	(54,197)	(110,099)	(83,975)	(36,133)

Selling, general and administrative expenses:
Pre-clinical	(16,565)	(14,029)	(27,772)	(21,907)	(9,850)
Clinical	(12,711)	(10,776)	(21,728)	(15,619)	(2,278)
Corporate overhead:
Other selling, general and administrative expenses	(3,878)	(2,969)	(6,955)	(4,408)	(1,697)
Stock offering expenses	(658)	—	—	—	—
Compensation expense in respect of stock options and management equity incentives	—	(53,020)	(53,020)	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	—	(1,545)	(1,545)	—	—

	(33,812)	(82,339)	(111,020)	(41,934)	(13,825)

Depreciation:
Pre-clinical	(4,907)	(3,658)	(7,939)	(6,062)	(4,158)
Clinical	(1,131)	(1,163)	(2,376)	(1,966)	(355)

	(6,038)	(4,821)	(10,315)	(8,028)	(4,513)

Amortization of goodwill and intangibles:(1)
Pre-clinical	—	—	—	(4,293)	(2,364)

Clinical	—	—	—	(3,617)	(917)

	—	—	—	(7,910)	(3,281)

Income (loss) from operations:
Pre-clinical	20,988	21,738	43,504	17,958	6,098
Clinical	5,060	3,151	9,044	899	3,387
Corporate overhead including compensation expense and U.K. stamp duty and other selling, general and administrative expenses	(4,536)	(57,534)	(61,520)	(4,408)	(1,697)

	21,512	(32,645)	(8,972)	14,449	7,788
Interest expense, net(2)	(1,815)	(9,017)	(13,343)	(17,694)	(7,522)

Income (loss) before income taxes	19,697	(41,662)	(22,315)	(3,245)	266
Provision for income taxes(2)	(2,161)	(3,089)	(5,694)	(1,875)	(682)

Net income (loss)	$17,536	$(44,751)	$(28,009)	$(5,120)	$(416)

(1)	FAS 142 was adopted with effect from January 1, 2002. As a consequence, there is no amortization of goodwill in 2002. The effect of adoption of FAS 142 is shown in note 4 to our audited financial statements, which are included in our Form 10-K for the year ended December 31, 2002.

(2)	FAS 145 was adopted on January 1, 2003. As a result extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 were reclassified to the interest expense and income taxes captions.

      The following table summarizes the above results of operations as a percentage of net service revenue:

	Six Months	Six Months	Year Ended	Year Ended	Year Ended
	Ended	Ended	December 31,	December 30,	December 31,
	June 30, 2003	June 30, 2002	2002	2001	2000

	(unaudited)
Net service revenue:
Pre-clinical	100.0%	100.0%	100.0%	100.0%	100.0%
Clinical	100.0%	100.0%	100.0%	100.0%	100.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%
Direct costs excluding depreciation:
Pre-clinical	45.6%	43.0%	44.3%	47.2%	50.2%
Clinical	59.7%	57.1%	58.7%	63.8%	66.0%
Total	50.8%	47.8%	49.5%	53.7%	55.1%
Selling, general and administrative expenses:
Pre-clinical	19.5%	20.6%	19.5%	23.0%	21.8%
Clinical	26.8%	27.4%	27.1%	25.6%	11.2%
Total(1)	25.2%	115.9%	49.9%	26.8%	21.1%
Depreciation:
Pre-clinical	6.0%	5.2%	5.6%	6.4%	9.2%
Clinical	2.3%	3.0%	3.0%	3.2%	1.7%
Total	4.6%	4.5%	4.6%	5.1%	6.9%
Amortization of goodwill and intangibles:
Pre-clinical	0.0%	0.0%	0.0%	4.5%	5.2%
Clinical	0.0%	0.0%	0.0%	5.9%	4.5%
Total	0.0%	0.0%	0.0%	5.1%	5.0%
Income (loss) from operations:
Pre-clinical	28.9%	31.2%	30.6%	18.9%	13.5%
Clinical	11.3%	12.4%	11.3%	1.5%	16.6%
Total(1)	19.3%	(68.2)%	(4.0)%	9.2%	11.9%
Interest expense, net	1.4%	9.0%	(6.0)%	(11.3)%	(11.5)%
Income (loss) before income taxes	17.9%	(77.2)%	(10.0)%	(2.1)%	0.4%

(1)	Including corporate overhead.

      Net service Revenue. We recognize revenue as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). We recognize revenue related to contract modifications when realization is assured and the amounts can be reasonably determined. When estimated contract costs indicate that a loss will be incurred on a contract, the entire loss is provided for in such period.

      Costs associated with contracting with third party investigators are excluded from net service revenue where they are the direct responsibility of the clients and are passed through to our clients without any mark-up.

      Once a contract for a pre-clinical or clinical trial has been signed, the commencement date may vary depending upon the preparedness of the client’s drug candidate and our capacity availability.

      Direct costs excluding depreciation. These comprise the costs of the direct work force, laboratory consumables and other direct costs associated with the studies we perform for clients.

      Selling, general and administrative expenses. These comprise administration costs, marketing expenditure and overhead costs such as the costs of running our facilities that are not allocated to direct costs. These expenses also include corporate overhead costs that are not directly attributable to our operating businesses and include certain costs related to group management, insurance, marketing, professional fees and property.

      Depreciation and amortization. Depreciation represents the depreciation charged on our tangible fixed assets in accordance with the accounting policies set out in note 4 of our consolidated financial statements included in our Form 10-K for the year ended December 31, 2002, Summary of Significant Accounting Policies — Property, Plant and Equipment. Amortization represents the amortization of goodwill and other intangible assets over their estimated useful lives. As described in note 4 of our consolidated financial statements included in our Form 10-K for the year ended December 31, 2002, Summary of Significant Accounting Policies — Intangible Assets, the accounting policy relating to amortization of goodwill changed with effect from January 1, 2002 such that, unless it is necessary to record an impairment of the goodwill, no amortization of the goodwill is recorded after January 1, 2002.

      Interest expense (Net). Prior to completion of our initial public offering in July 2002 this included interest on our bank debt and our 10% unsecured subordinated loan stock due 2008. The bank debt bore interest at rates that ranged between LIBOR plus 2.25% and LIBOR plus 2.75%. The unsecured subordinated loan stock due 2008 accumulated interest at a fixed rate of 10%. We entered into an interest rate cap and collar transaction in 1999 on borrowings in connection with our management buyout. In 2001 we entered into two interest rate swap arrangements in connection with the incremental borrowings used to fund the ClinTrials acquisition. These swaps had the effect of fixing the LIBOR rate at 6.03% on the pounds sterling borrowings and 5.41% on the Canadian dollar borrowings. In years prior to 2001, interest expense included the amortization of costs associated with the cap and collar transaction, in line with the accounting standards then in force. In 2001, interest expense included the cost of recording the cap and collar transaction and the interest rate swaps at their fair values.

      Shortly after the completion of our initial public offering, we used the net proceeds from the offering, together with borrowings under our new bank credit facility and existing cash resources, to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. The interest rate hedges entered into in connection with our previously outstanding bank borrowings were subsequently terminated.

      At June 30, 2003, our bank credit facility (the “2002 Bank Credit Facility”) provided us with an aggregate of up to $75 million comprised of $50 million of U.S. dollar-denominated term loans and up to $25 million of availability under a multi-currency revolving credit line. At June 30, 2003, we had drawn $57.5 million in term and revolving loans under the facility. Of that amount, $50 million had been drawn as a five year term loan repayable in principal installments commencing in June 2004 and ending in June 2007 and $7.5 million was drawn pursuant to the revolving credit portion of the facility. The $7.5 million drawn under the revolving credit line was repayable in full on or before to June 20, 2005. The facility bore interest at floating, LIBOR-based rates. We limited our exposure to interest rate fluctuations on the loans drawn under this facility through a series of interest rate swaps. At June 30, 2003 we were in compliance with the covenants in our credit facility.

      On July 30, 2003 we repaid all of the borrowings drawn under the 2002 Bank Credit Facility using funds drawn down under a new $150 million syndicated bank credit facility arranged by Wachovia Bank N.A. (the “2003 Bank Credit Facility”). This facility comprises a $75 million term loan facility repayable over five years and a $75 million revolving credit facility available for three years from the date of initial draw down. Borrowings under the 2003 Bank Credit Facility bear interest at floating, LIBOR based or prime rate based rates. We have limited our exposure to interest rate fluctuations on the loans drawn under this facility by retaining the interest rate swaps entered into previously in connection with our 2002 Bank Credit Facility. The 2003 Bank Credit Facility subjects us to significant affirmative, negative and financial covenants, is guaranteed by us and our significant subsidiaries and is secured by liens on substantially all of our assets.

Implementation of FAS 142 on January 1, 2002

      The statement of operations for the year ended December 31, 2002 does not include any expenses in respect of the amortization of goodwill and intangibles. FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which became effective on January 1, 2002, altered the treatment of goodwill. Goodwill is no longer subject to amortization through the statement of operations. Instead, goodwill is subject to impairment testing on at least an annual basis. The following table contains a presentation of our net income (loss) and related per share amounts, calculated as if FAS 142 had been in effect throughout the periods presented.

	Year Ended	52 Weeks Ended	53 Weeks Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands except share and per share amounts)
Net income (loss)	$(28,009)	$1,959	$2,529

Earnings (loss) per share:
Basic	$(0.94)	$0.09	$0.16
Diluted	$(0.94)	$0.09	$0.16
Weighted average number of common shares outstanding:
Basic	29,735,957	21,489,571	15,803,724
Diluted	29,735,957	21,489,571	15,803,724

      In accordance with FAS 128 there is no dilution shown in the above table in relation to the share options outstanding in the years ended December 30, 2001 and December 31, 2000. This is because exercise of all the options concerned was conditional upon completion of a listing of our shares on a recognized stock exchange and this condition had not been satisfied at either year end.

Implementation of FAS 145 on January 1, 2003

      In April 2002, the FASB issued FAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The principal change reflected in these pronouncements is that gains or losses from extinguishment of debt which were classified as extraordinary items by FAS 4 are no longer classified as such. We adopted FAS 145 for our fiscal year ending December 31, 2003. When adopted, prior extraordinary items related to the extinguishment of debt were reclassified. This resulted in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions.

Earnings Charges in Respect of the Change in Ultimate Parent Company and in Respect of Equity-based Compensation

      The transactions through which we changed our ultimate parent company had several effects that required us to take charges against earnings in 2002. These charges comprised:

(i) Stamp Duty Taxes. As a result of the change in our ultimate parent company we were required to pay stamp duty taxes to the U.K. Inland Revenue. The aggregate amount of the stamp duty taxes paid by us in connection with this transaction was $1.5 million.

(ii) A Compensation Charge in Respect of a Change in the Relative Equity Ownership of Certain Members of Management. Under the terms of a management incentive scheme originally put in place at the time of our leveraged buy-out in 1999, management’s percentage ownership of our common stock increased as a consequence of the change in our ultimate parent company. We were required under applicable accounting rules to record a compensation expense, or charge, equal to the increase in value of the equity ownership position of management resulting from the increase in their percentage ownership of us. This compensation expense amounted to $29.1 million.

(iii) A Compensation Charge in Respect of Certain Outstanding Employee Stock Options. Due to certain features of the stock options granted by us prior to the initial public offering, we were required to record a compensation expense in connection with the offering of $19.4 million. In addition, we recorded a further charge of $4.5 million for compensation expense on the amendment and exercise of stock options in the first quarter of 2002.

      In addition to the above, we also expect to incur compensation-related charges when certain of our U.K.-based employees exercise stock options issued before the date of our initial public offering. This is because we will be required to pay U.K. National Insurance contributions at the time of exercise based on the profit realized when the option is exercised.

      If all the relevant options were exercised when our shares were trading at our initial public offering price of $13 per share, the compensation charge would be $1.3 million. If all the relevant stock options currently unexercised were exercised when our shares were trading at $20 per share, the future charge would amount to $1.1 million. In the period from our initial public offering to December 31, 2002 and for the six months ended June 30, 2003, we incurred compensation charges related to U.K. National Insurance Contributions on the exercise of these stock options amounting to $0.1 million and $0.3 million respectively. If any of the selling stockholders named in this prospectus sell shares pursuant to this prospectus that they acquire by exercising stock options, we may incur compensation charges related to U.K. National Insurance Contributions.

Exchange Rate Fluctuations

      Our consolidated financial statements are prepared in U.S. dollars. Our principal businesses are based in the United States, the United Kingdom and Canada. Our United Kingdom and Canadian operations record their transactions in local currencies. Accordingly, fluctuations in the pound sterling and Canadian dollar exchange rates will impact the results of operations reported in U.S. dollars.

      The results of our non-U.S. operations have been translated from pounds sterling and Canadian dollars using the following average exchange rates:

	U.S. Dollars per	U.S. Dollars per
Fiscal Year	Pound Sterling	Canadian Dollar

2000	$1.5156	N/A
2001	1.4405	$0.6428 (1)
2002	1.5032	0.6368
Six months ended June 30, 2002	1.4444	0.6356
Six months ended June 30, 2003	1.6107	0.6896

(1)	Average for the period from April 5, 2001, the date we acquired ClinTrials, to December 30, 2001.

      The following table sets forth the percentage of our net service revenue arising in the United Kingdom and Canada:

Fiscal Year	United Kingdom	Canada

2000	98%	0%
2001	54%	31%
2002	46%	38%
Six months ended June 30, 2002	45%	40%
Six months ended June 30, 2003	48%	37%

      Our Canadian business invoices a significant proportion of its revenues in U.S. dollars, although its costs are largely in Canadian dollars. This can result in transaction exchange gains or losses that are reflected in its statement of operations. The foreign currency gains or losses recognized in the statement of operations and included in “Selling, general and administrative expenses” were a loss of $1.9 million for the six months ended June, 2003, a loss of $0.7 million for the six months ended June 30, 2002, a loss of $0.4 million for the fiscal year ended December 31, 2002, a gain of $1.2 million for the fiscal year ended December 30, 2001 and a loss of less than $0.1 million for the fiscal year ended December 31, 2000.

Results of Operations

First Six Months of 2003 Compared to First Six Months of 2002

      Net service revenue. Net service revenue in the first six months of 2003 was $124.7 million, an increase of $16.0 million or 15% over first six months of 2002 net service revenue of $108.7 million.

      Pre-clinical. Net service revenue in the first six months of 2003 was $78.6 million, an increase of $7.7 million, or 11%, over revenues of $70.8 million in the first six months of 2002. Our pre-clinical operations in Europe continued to experience strong demand for its services during the first six months of 2003, both for its safety evaluation services and its laboratory sciences services. Our pre-clinical operations in Montreal experienced some volatility in business flow in short-term toxicology work, resulting in an unusually high level of project delays in January and February. This trend did not repeat itself in subsequent months. A second factor that has positively impacted net service revenue in the pre-clinical segment has been the strengthening of the pound sterling and the Canadian dollar against the U.S. dollar compared to the first six months of 2002. Assuming constant dollar exchange rates, net service revenues in the pre-clinical segment in total increased by 1% in the first six months of 2003 compared with 2002. Net service revenue in 2002 was also positively impacted by the receipt of a one-time $0.5 million cancellation fee. Facilities freed up by this cancellation were fully re-deployed.

      Clinical. Net service revenue in the first six months of 2003 was $46.2 million, an increase of $8.3 million, or 22%, over revenues of $37.9 million in the first six months of 2002. The Phase II-IV business experienced a 20% increase in net service revenue, generally reflecting higher activity levels in those operations. Our Phase I clinic experienced 30% growth in net service revenue. After adjustment to eliminate the effect of currency exchange rate fluctuations, net service revenue in the clinical segment increased by 15% in the first six months of 2003 compared to 2002.

      Direct costs excluding depreciation. In the first six months of 2003, direct costs excluding depreciation totaled $63.4 million, an increase of $9.2 million, or 17%, from $54.2 million in the first six months of 2002. Direct costs excluding depreciation were 51% of net service revenue in the first six months of 2003 compared to 50% in the first six months of 2002.

      Pre-clinical. Direct costs excluding depreciation in the first six months of 2003 were $36.1 million, an increase of $4.7 million, or 15%, over costs of $31.4 million in the first six months of 2002. In the first six months of 2003, direct costs excluding depreciation were 46% of net service revenue, compared to 44% in the first six months of 2002. The principal reason underlying this increase is the weakening of the U.S. dollar compared to the Canadian dollar. A significant proportion of the revenues in our Montreal operations are billed in U.S. dollars but the costs are predominantly denominated in Canadian dollars. The cancellation fee referred to above also had a positive impact on operating margins in the second quarter of 2002. If this cancellation fee had not arisen, the direct costs excluding depreciation in the second quarter of 2002 would have represented 45% of net service revenue for pre-clinical operations.

      Clinical. Direct costs excluding depreciation in the first six months of 2003 were $27.3 million, an increase of $4.5 million, or 20% over costs of $22.8 million in the first six months of 2002. In the first six months of 2003 direct costs excluding depreciation were 59% of net service revenue compared to 60% in the first six months of 2002.

      Selling, general and administrative expenses. In the first six months of 2003, selling, general and administrative expenses totaled $33.8 million, a decrease of $48.6 million, or 59% from $82.3 million in the first six months of 2002. Selling, general and administrative expenses in the first six months of 2003 included an expense of $0.7 million relating to the stock offering announced and withdrawn in the first quarter. Selling, general and administrative expenses in the first six months of 2002 included compensation charges of $53.0 million in respect of stock options and management equity incentives granted as well as a $1.5 million charge for stamp duty taxes on the change of our ultimate parent company immediately prior to our initial public offering. Before taking account of these charges, selling general and administrative expenses represented 27% of net service revenue in the first six months of 2003, compared with 26% in the first six months of 2002. The increase is mainly attributable to the impact of foreign exchange losses in the pre-clinical operations described below.

      Pre-clinical. Selling, general and administrative costs in the first six months of 2003 were $16.6 million, an increase of $2.5 million, or 18%, from $14.0 million in the first six months of 2002. Selling, general and administrative costs were 21% of net service revenue in the first six months of 2003, compared to 20% in the first six months of 2002. Selling, general and administrative costs increased in the first six months of 2003 as a consequence of exchange losses during the period totaling $1.8 million compared to exchange losses of $0.7 million in the first six months of 2002. Excluding the impact of exchange gains and losses, selling, general and administrative costs in the pre-clinical business segment were 19% of net service revenue compared to 19% in the corresponding period in 2002.

      Clinical. Selling, general and administrative costs in the first six months of 2003 were $12.7 million, an increase of $1.9 million, or 18%, from $10.8 million in the first six months of 2002. Selling, general and administrative costs were 28% of net service revenue in the first six months of 2003 compared to 28% in the first six months of 2002.

      Corporate overhead. Corporate overhead for the six months ended June 30, 2003 amounted to $4.5 million, as compared to $57.5 million for the first six months of 2002. Corporate overhead in the first six months of 2003 included an expense of $0.7 million relating to the stock offering announced and withdrawn in the first quarter. Corporate overhead in the first six months of 2002 was very substantially increased by a number of items related to our initial public offering, including compensation charges of $23.9 million in respect of stock options granted, a compensation charge of $29.1 million in respect of management equity incentives and a charge of $1.5 million relating to stamp duty taxes payable on the change of our ultimate parent company immediately prior to our initial public offering. Other corporate overhead in the first six months of 2002 amounted to $3.0 million. After adjustment to eliminate the items relating to our initial public offering, corporate overhead increased from $3.0 million to $3.8 million. This increase is due primarily to additional costs associated with the corporate governance and other costs of being a public company.

      Income from operations. In the first six months of 2003, income from operations amounted to $21.5 million, or 17% of net service revenue. Excluding the stock offering expenses and foreign exchange losses described above, income from operations was $24.1 million, or 19% of net service revenue. Our loss from operations in the first six months of 2002 was $32.6 million, or 30% of net service revenue after giving effect to the compensation charges and stamp duty costs of $54.6 million described above. If we had not incurred these compensation charges and stamp duty costs, we would have reported income from operations in the first six months of 2002 of $22.0 million, or 20% of net service revenue.

      Pre-clinical. Income from operations decreased to $21.0 million in the first six months of 2003 from $21.7 million in the first six months of 2002 for the reasons described above. Excluding the impact of exchange gains and losses discussed above, income from operations in the pre-clinical business segment increased by 2% in the first six months of 2003 compared to the corresponding period in 2002.

      Clinical. Income from operations was $5.1 million in the first six months of 2003 compared to $3.2 million in the first six months of 2002 for the reasons set forth above.

      Interest expense. Interest expense in the first six months of 2003 was $1.8 million, a reduction of $7.2 million, or 80%, from $9.0 million in the first six months of 2002. In the first six months of 2003, interest expense included $1.3 million of net interest and amortization of deferred debt costs on our bank facilities and cash resources and a charge of $0.5 million, reflecting a mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002. The interest expense of $9.0 million in the first six months of 2002 reflected the capital structure of our company prior to our initial public offering.

      Provision for income taxes. Provision for income taxes was $2.2 million or 11% of income before taxes in the first six months of 2003. U.K. and Canadian research and development tax credits reduced the provision for income taxes by $3.5 million or 18% of income before taxes. U.K. research and development tax credits were introduced in 2002, and came into effect from April 1, 2002. We recorded a reduction in tax expense amounting to $0.9 million or 4% of income before taxes in the first six months of 2003 in respect of gains made in 2003 by our U.K. employees on exercise of stock options. In addition, the 2003 Canadian Federal tax rate is 2% lower than in 2002. The tax charge in the first six months of 2002 was $3.1 million on loss before income taxes of $41.7 million. The tax charge in 2002 was reduced by $2.2 million of research and development tax credits and represented 24% of income before taxes after adding back the non-deductible expense of $54.6 million relating to the compensation charges and stamp duty expense. We expect that fluctuations in our effective tax rate may continue to have a material effect on our earnings.

Fiscal 2002 Compared to Fiscal 2001

      Net service revenue. Our aggregate net service revenue in 2002 was $222.5 million, an increase of $66.2 million, or 42%, over 2001 net service revenue of $156.3 million.

      Pre-clinical. Net service revenue in 2002 was $142.2 million, an increase of $47.0 million, or 49%, over revenues of $95.2 million in 2001. The Canadian pre-clinical operations of ClinTrials, which we acquired in April 2001, contributed $84.6 million to net revenue in 2002 compared to $48.2 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our pre-clinical business increased by $10.6 million, or 23% (17% when expressed in local currency). Net service revenue from the pre-clinical operations of ClinTrials increased by $21.2 million, or 33%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials). Movements in exchange rates did not have a material impact on the net service revenue of these operations in 2002.

      Our pre-clinical business experienced exceptional demand for its services in 2002, both for toxicology and laboratory sciences services. As a consequence of this, and particularly the high levels of utilization in our toxicology facilities, in 2002 we focused on shifting this business segment’s revenue mix further towards higher value-added, higher margin specialty services, such as inhalation and infusion toxicology studies. In parallel with this shift, our laboratory sciences business benefited in 2002 from increased demand in connection with the provision of specialty toxicology services by us, as well as through increased demand for its services independent of our toxicology services business, reflecting our continuing strategy to increase the proportion of our revenues generated by our laboratory science services business within our pre-clinical business segment.

      Clinical. Net service revenue from our clinical operations in 2002 was $80.3 million, an increase of $19.2 million, or 31%, over revenues of $61.1 million in 2001. The clinical operations of ClinTrials contributed $55.7 million to net revenue in 2002 compared to $40.4 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our clinical business increased by $3.9 million or 19% (14% when expressed in local currency). Net service revenue from the ClinTrials clinical operations increased by $6.3 million, or 13%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials), or 11% when expressed in local currency.

      The Phase II-IV business experienced a 16% increase in net service revenues in 2002 compared to 2001 (including the period prior to April 5, 2001 for the acquired ClinTrials businesses) reflecting higher activity levels in those operations and improved hourly revenue recovery rates as we replaced old, less profitable ClinTrials contracts with more appropriately priced new business. Our Phase I clinic experienced growth in net service revenues of 9% in 2002 compared to 2001.

      Direct costs excluding depreciation. In 2002 direct costs excluding depreciation totaled $110.1 million, an increase of $26.1 million, or 31%, from $84.0 million in 2001. Direct costs were 49% of net service revenue in 2002 compared to 54% in 2001.

      Pre-clinical. Direct costs excluding depreciation of our pre-clinical business in 2002 were $63.0 million, an increase of $18.0 million, or 40%, over costs of $45.0 million in 2001. In 2002, these costs were 44% of net service revenue, compared to 47% in 2001. This improvement in gross margins reflects a continued emphasis by management of our pre-clinical business on cost control and improved business processes at a time when demand for our higher value-added, higher margin toxicology and laboratory sciences services has increased significantly.

      Clinical. Direct costs excluding depreciation of our clinical business in 2002 were $47.1 million, an increase of $8.1 million, or 21% over costs of $39.0 million in 2001. In 2002 these costs were 59% of net service revenues compared to 64% in 2001 reflecting the continued focus of the management of our clinical business on improved contract pricing and cost control, particularly in the former ClinTrials businesses.

      Selling, general and administrative expenses. In 2002 selling, general and administrative expenses totaled $111.0 million as compared to $41.9 million in 2001. In 2002, an aggregate of $54.6 million of these expenses consisted of charges associated with our initial public offering and related change in ultimate parent company. Excluding these charges, selling, general and administrative expenses represented 25% of net service revenues in 2002, compared with 27% in 2001.

      Pre-clinical. Selling, general and administrative costs in 2002 were $27.8 million, an increase of $5.9 million, or 27%, from $21.9 million in 2001. Approximately $1.5 million of this increase was attributable to transaction exchange losses, which realized a loss of $0.3 million in 2002 as compared to a gain of $1.2 million in 2001. When expressed as a percentage of net service revenue, selling, general and administrative costs declined to 20% in 2002, from 23% in 2001, reflecting a continued emphasis by the management of our pre-clinical business on cost control and improved business processes at a time when revenues increased significantly.

      Clinical. Selling, general and administrative costs in 2002 were $21.7 million, an increase of $6.1 million, or 39%, from $15.6 million in 2001. When expressed as a percentage of net service revenue, selling, general and administrative costs were 27% in 2002, compared to 26% in 2001. The principal reason for this increase is the inclusion of the higher costs (relative to net service revenue) of the acquired ClinTrials businesses for the whole of 2002 compared to only nine months in 2001.

      Corporate overhead. Corporate overhead in 2002 includes a compensation charge of $23.9 million in respect of stock options, a charge of $29.1 million in respect of other equity-based compensation and a charge of $1.5 million relating to stamp duty taxes payable on the change of ultimate parent company effected by us immediately before our initial public offering. Other corporate overhead amounted to $7.0 million. The increase in other corporate overhead of $2.5 million, or 58%, over 2001 is due primarily to the additional costs associated with becoming a publicly listed company.

      Amortization of intangible assets. Pursuant to the requirements of FAS 142 which took effect from January 1, 2002, our 2002 results reflect no amortization of goodwill or intangible assets. Amortization of intangible assets in 2001 amounted to $7.9 million.

      Income from operations. In 2002 the loss from operations amounted to $9.0 million after giving effect to compensation expenses and stamp duty costs of $54.6 million. Income from operations in 2001 amounted to $22.4 million, or 14% of net service revenue, after excluding from the calculation an amortization expense incurred in that year of $7.9 million.

      Pre-clinical. Income from operations in our pre-clinical business increased to $43.5 million in 2002 compared to $18.0 million in 2001.

      Clinical. Income from operations in our clinical business was $9.0 million in 2002 compared to $0.9 million in 2001.

      Interest expense. Interest expense in 2002 was $13.3 million, a reduction of $4.4 million, or 25%, from $17.7 million in 2001. In the first half of 2002, interest expense increased by $3.3 million compared to the equivalent period in 2001. This increase was due principally to increases in borrowings used to finance the acquisition of ClinTrials in April 2001. Immediately following our initial public offering, at the start of the third quarter of 2002, we refinanced our outstanding bank borrowings and our 10% unsecured subordinated loan stock due 2008 using proceeds from the offering, borrowings under a new bank credit facility and our existing cash resources. As a result, our total debt declined from $223.1 million to $74.3 million at July 31, 2002. At the time this debt was refinanced, we wrote off $2.0 million of deferred debt issue costs relating to the facilities we replaced. Principally as a result of this reduction in total debt our interest expense for the six months ended December 31, 2002 was $9.1 million lower than our interest expense for the corresponding period in 2001. In the fourth quarter of 2002, our interest expense includes a charge of $1.1 million, reflecting a mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002. The interest expense of $17.7 million that we incurred in 2001 included a charge of $2.1 million, reflecting a mark-to-market revaluation of our previous interest rate hedges and $0.6 million of write off of deferred debt issue costs relating to bank facilities replaced at the time of the ClinTrials acquisition in 2001.

      Provision for income taxes. Our provision for income taxes in 2002 was $5.7 million, or 18% of adjusted income before taxes of $32.3 million (calculated without giving effect to the compensation expense and stamp duty taxes of $54.6 million). U.K. and Canadian Federal research and development tax credits amounted to $7.5 million, or 22% of adjusted income before taxes. In 2001 our provision for taxes was $1.9 million on losses before income taxes of $3.2 million. This provision in 2001 was required because, even though we reported a loss on a consolidated basis for that year, a number of our subsidiaries were profitable.

Fiscal 2001 Compared to Fiscal 2000

      Net service revenue. Net service revenue in 2001 was $156.3 million, an increase of $90.8 million, or 138%, over 2000 net service revenue of $65.5 million.

      Pre-clinical. Net service revenue in 2001 was $95.2 million, an increase of $50.1 million, or 111%, over revenues of $45.1 million in 2000. The acquisition of the Canadian pre-clinical operations of ClinTrials in April 2001 increased net service revenue in 2001 by $48.2 million, or 107%. Net service revenue for the original Inveresk Research pre-clinical operations increased by $1.9 million, or 4%. Net service revenue for the original Inveresk Research pre-clinical operations when expressed in local currency, pounds sterling, grew by 10% in 2001. Net service revenue from our acquired Canadian pre-clinical operations increased by $5.0 million, or 12%, for the period from April 6, 2001 (the date we acquired ClinTrials) to December 30, 2001 over revenues of $43.2 million in the comparable period from April 2000 to December 31, 2000 when such operations were under prior ownership. Net service revenue for our Canadian pre-clinical operations when expressed in local currency, Canadian dollars, grew by 16% in 2001. Both of our pre-clinical facilities experienced strong demand for their services in 2001. The utilization rates in both of our operations also increased in 2001, permitting the pre-clinical segment to further improve its business mix by increasing the proportion of its revenues represented by higher value-added safety and pharmacology evaluation services. Our laboratory sciences and clinical support operations also continued to experience increased revenue levels in 2001.

      Clinical. Net service revenue in 2001 was $61.1 million, an increase of $40.7 million, or 200%, over revenues of $20.4 million in 2000. The acquisition of ClinTrials in April 2001 increased net service revenue in 2001 by $40.3 million, or 198%. Net service revenue at the original Inveresk Research clinical development operations increased by $0.4 million, or 2%. Net service revenue for the original Inveresk Research clinical operations when expressed in local currency, pounds sterling, grew by 7% in 2001. Net service revenue in the acquired ClinTrials clinical trials operations increased by $2.1 million, or 5%, over revenues of $38.3 million in the comparable period from April 2000 to December 31, 2000. Our clinical trials management business experienced stronger demand for its services in 2001. Our Phase I clinical trials operation benefited from expanded capacity for the whole of 2001 and improved business mix. Our

Phase II-IV revenues increased as the result of a full year’s revenues from the opening of our offices in Prague and Warsaw in 2000 and from increased stability in the client base at the acquired ClinTrials clinical operations.

      Direct costs excluding depreciation. In 2001 direct costs excluding depreciation totaled $84.0 million, an increase of $47.9 million, or 132%, from $36.1 million in 2000. These costs were 53.7% of net service revenue in 2001 compared to 55.1% in 2000.

      Pre-clinical. Direct costs excluding depreciation in 2001 were $45.0 million, an increase of $22.3 million, or 98%, over costs of $22.7 million in 2000. In 2001 these costs were 47.2% of net service revenue, compared to 50.2% in 2000. Both of our pre-clinical facilities contributed to improved margins in 2001. This was attributable to more efficient use of our facilities, an improvement in the business mix and continuing attention to cost control.

      Clinical. Direct costs excluding depreciation in 2001 were $39.0 million, an increase of $25.6 million, or 190%, over costs of $13.5 million in 2000. In 2001 these costs were 63.8% of net service revenue, compared to 66.0% in 2000. The margin improvement in 2001 was due primarily to stronger demand for our services, improved pricing and continuing attention to cost control, as well as restructuring measures undertaken within the acquired ClinTrials clinical operations.

      Selling, general and administrative expenses. In 2001 selling, general and administrative expenses totaled $41.9 million, an increase of $28.1 million, or 203%, from $13.8 million in 2000. Selling, general and administrative expenses in 2001 were 26.8% of net service revenue in 2001 compared to 21.1% in 2000.

      Pre-clinical. Selling, general and administrative costs in 2001 were $21.9 million, an increase of $12.1 million, or 122%, over costs of $9.8 million in 2000. Selling general and administrative costs increased from 21.8% of net service revenue in 2000 to 23.0% in 2001. The increased level of costs was associated with additional investment in infrastructure, including quality assurance and information technology, to support the growth of our pre-clinical business. This was offset partially by transaction exchange gains totaling $1.2 million arising mainly in our Canadian operations.

      Clinical. Selling, general and administrative costs in 2001 were $15.6 million, an increase of $13.3 million, or 586%, over costs of $2.3 million in 2000. Selling, general and administrative expenses increased from 11.2% of net service revenue in 2000 to 25.6% in 2001. This increase is wholly attributable to the higher cost structure levels in the acquired ClinTrials clinical development operations. The selling, general and administrative costs in our original Inveresk Research clinical operations, as a percentage of net service revenues, marginally declined from 2000 levels. The clinical development operations acquired with ClinTrials were unprofitable at the time they were acquired, which resulted primarily from an excessive overhead cost structure. We have successfully implemented a restructuring plan in the acquired ClinTrials European clinical business. This resulted in a reduction in head count and the relocation of certain operations from Maidenhead in England to more cost-effective locations in Scotland. Additional cost reduction measures were undertaken in the ClinTrials U.S. clinical development operations.

      Corporate overhead. The 160% increase in these costs during 2001 is attributable to the increased corporate overhead following the ClinTrials acquisition.

      Amortization of intangible assets. In 2001 amortization of intangible assets totaled $7.9 million ($4.3 million relating to our pre-clinical business and $3.6 million relating to our clinical business), an increase of $4.6 million, or 141%, from $3.3 million in 2000. The increase was due to the additional amortization resulting from the ClinTrials acquisition in April 2001. As described in the notes to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2002, our accounting policy relating to amortization of goodwill changed from January 1, 2002 such that, unless it is necessary to record an impairment of the goodwill values, we will not record any amortization of goodwill for any period beginning on or after January 1, 2002.

      Income from operations. Income from operations in 2001 was $14.4 million, an increase of $6.7 million, or 86%, from $7.8 million in 2000. Income from operations in 2001 was 9.2% of net service revenue, compared to 11.9% in 2000.

      Pre-clinical. Income from operations increased by $11.9 million, or 194%, from $6.1 million in 2000 to $18.0 million in 2001 for the reasons set forth above.

      Clinical. Income from operations decreased by $2.5 million, or 73%, from $3.4 million in 2000 to $0.9 million in 2001, for the reasons set forth above.

      Interest expense. Interest expense in 2001 was $17.7 million, an increase of $10.2 million, or 135%, from $7.5 million in 2000. The main reasons for this increase were the additional borrowings that were used to finance the ClinTrials acquisition in April 2001 and deferred debt write off costs of $0.6 million at the time of the acquisition as a result of the renegotiation of our bank facilities at that time.

      Provision for income taxes. Provision for income taxes in 2001 was $1.9 million on losses before income taxes of $3.2 million. In 2000, the provision for income taxes was $0.7 million on profits before income taxes of $0.3 million.

Quarterly results from operations

      Certain of our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. In addition, typically we generate a disproportionate amount of our net service revenue during the last three quarters of our fiscal year. We believe this results from the budgeting cycles of the pharmaceutical companies that use the initial part of their fiscal year to establish their objectives for the year. Because we generate a large proportion of our revenue from services billed at hourly rates, our net service revenue in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and nature of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, changes in the scope of our agreements with clients, employee hiring, holiday patterns, severe weather conditions, exchange rate fluctuations and other factors. We may also, in any given quarter, be required to make U.K. National Insurance contributions in connection with the exercise by certain of our U.K. resident employees of options issued prior to our initial public offering. We have only limited ability to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. Our effective tax rate also tends to fluctuate significantly which in turn affects our after-tax earnings. We believe that operating results for any particular quarter are not necessarily a meaningful indication of the health of our business or of future results.

      The following table sets out the unaudited quarterly consolidated financial data for the first two quarters of 2003 and the four quarters in the period January 1, 2002 to December 31, 2002. The unaudited quarterly consolidated financial data for the first two quarters of 2003 has been extracted from our Form 10-Q filings for the first two quarters of 2003. The unaudited quarterly consolidated financial data for 2002 has been prepared on a basis consistent with the audited consolidated financial data, which are included in our Form 10-K for the year ended December 31, 2002. In the opinion of management the quarterly data reflect all adjustments of a normal and recurring nature which are necessary to present fairly the results of operations for the quarterly periods.

	Quarter Ended

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2003	2003	2002	2002	2002	2002

	(unaudited)

	(Dollars in thousands except share and per share data)
Net service revenue
Pre-clinical	$42,231	$36,329	$36,092	$35,236	$36,367	$34,479
Clinical	24,804	21,355	21,735	20,687	19,182	18,684

	67,035	57,684	$57,827	$55,923	$55,549	$53,163

Income (loss) from operations
Pre-clinical	12,206	8,782	$10,927	$10,839	$11,356	$10,382
Clinical	2,797	2,263	3,107	2,786	2,381	770
Corporate overhead including stock offering, compensation and stamp duty expenses	(2,062)	(2,474)	(2,056)	(1,930)	(51,614)	(5,920)

	12,941	8,571	$11,978	$11,695	$(37,877)	$5,232

Net income (loss)	$10,159	$7,377	$9,403	$7,339	$(44,337)	$(414)

Earnings (loss) per share:
Basic	$0.28	$0.20	$0.26	$0.21	$(1.87)	$(0.02)
Diluted	$0.27	$0.20	$0.25	$0.20	$(1.87)	$(0.02)
Weighted average number of common shares outstanding:
Basic	36,352,511	36,081,610	35,984,350	35,570,449	23,770,595	23,485,654
Diluted	37,624,192	37,366,463	37,796,452	37,385,219	23,770,595	23,485,654

Liquidity and capital resources

      Cash and cash equivalents totaled $21.8 million at June 30, 2003 compared with $19.9 million at December 31, 2002. Our principal sources of liquidity are cash flow from operations, borrowings under our credit facility and proceeds raised from the sale of our capital stock.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds of the offering, together with drawings under the 2002 Bank Credit Facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008.

      On July 30, 2003 we repaid all of the borrowings drawn under the 2002 Bank Credit Facility using funds drawn down under our new 2003 Bank Credit Facility, which is described above.

      Working capital balances which arise from our contracts with customers comprise accounts receivable, unbilled receivables and advance billings. A summary of these balances over the past twelve months, together with the number of days billings that they represent, is set forth below.

	June 30, 2003		March 31, 2003		December 31, 2002		September 30, 2002		June 30, 2002

		No. of		No. of		No. of		No. of		No. of
	Balance	days	Balance	days	Balance	days	Balance	days	Balance	days
	($’000s)	net revenue	($’000s)	net revenue	($’000s)	net revenue	($’000s)	net revenue	($’000s)	net revenue

Accounts receivable	$36,428	53	$36,289	57	$39,266	64	$34,184	57	$35,323	59
Unbilled receivables	25,643	37	24,371	38	20,706	34	23,679	39	22,354	37

Sub total	62,071	90	60,660	95	59,972	98	57,863	96	57,677	96
Advance billings	(40,840)	(59)	(40,625)	(64)	(41,415)	(68)	(36,734)	(61)	(33,656)	(56)

	$21,231	31	$20,035	31	$18,557	30	$21,129	35	$24,021	40

      The impact of the above balances on our cash flow from operations for the first and second quarters of 2003 and for the last three quarters of 2002 was as follows:

	Quarter Ended

	June 30,	March 31,	December 31,	September 30,	June 30,
	2003	2003	2002	2002	2002

	(unaudited)

	(Dollars in thousands)
Cash inflow (outflow)
Accounts receivable including unbilled receivables	$(1,411)	$(688)	$(2,109)	$(186)	$(4,065)
Advance billings	215	(790)	4,681	3,078	4,012

	$(1,196)	$(1,478)	$2,572	$2,892	$(53)

      The cash generated by our operating activities was $17.0 million in the first six months of 2003, and $29.8 million in 2002, after paying $21.5 million of accumulated interest on our 10% unsecured subordinated loan stock due 2008 following our initial public offering. When compared to this, the cash flows relating to working capital movements are not a major factor affecting liquidity.

      Our scheduled debt repayments during the twelve months from June 30, 2003 to June 30, 2004 are $7.5 million under the 2003 Bank Credit Facility. We anticipate that our operating cash flow, together with available borrowings under our 2003 Bank Credit Facility and the net proceeds we receive from any offerings of common stock, will be sufficient to meet our anticipated future operating expenses, capital expenditures (including our planned expansions at our pre-clinical facilities) and debt service obligations as they become due over the next twelve months. Our corporate strategy of seeking continued growth contemplates the possibility of growth through strategic acquisitions of other businesses, should appropriate opportunities become available. If we decide to seek to acquire other businesses, we expect to fund these acquisitions from existing cash resources, through additional borrowings and, possibly, with the proceeds of sales of our capital stock. We also may pursue acquisitions in which the consideration we pay takes the form of our capital stock.

First six months of 2003 compared to first six months of 2002

      Cash flow from operations in the first six months of 2003 was $17.0 million compared to $18.6 million in the first six months of 2002. Capital expenditures were $8.5 million compared to $12.8 million in 2002. The decrease in capital expenditures is mainly attributable to our pre-clinical operations in Canada where capital expenditure amounted to $3.2 million in the first six months of 2003 compared to $10.3 million in the first six months of 2002. This decrease arose because the first stage of the expansion in our Canadian pre-clinical operations was completed in December 2002. Planning for the next stage of expansion at these facilities is now underway, although work has yet to be commenced. We are also expanding our United Kingdom pre-clinical operations where capital expenditure amounting to $4.5 million in the first six months of 2003 was $2.1 million more than the prior year.

      In the first six months of 2003, we reduced the amounts drawn under our revolving credit facility by $10.0 million. In the first six months of 2002, we repaid $3.7 million of our bank debt.

Fiscal 2002 compared to fiscal 2001

      Cash flow from operations in 2002 was $29.8 million after paying $21.5 million of accumulated interest on our 10% unsecured subordinated loan stock due 2008 following our initial public offering. Cash flow from operations in 2002 before deducting this interest was $51.2 million compared to $19.5 million in 2001. This reflects the significant increase in the size of our business as a result of the ClinTrials acquisition and also the improvement in operating results of all our businesses as described above. Capital expenditures were $25.5 million in 2002 compared to $11.1 million in 2001. This increase in capital expenditure is mainly attributable to the expansion of our pre-clinical operations in Scotland and Canada.

      The net cash outflow from our financing activities in 2002 was $0.1 million after giving effect to the completion of our initial public offering and related repayment of debt discussed above. In 2001, the net cash received from financing activities was $115.5 million, representing cash flows associated with the financing of the ClinTrials acquisition in April 2001.

Fiscal 2001 compared to fiscal 2000

      Cash flow from operations in 2001 was $19.5 million compared to $12.7 million in 2000. Net cash used in investing activities in 2001 was $126.3 million compared to $6.8 million in 2000. The increase was due primarily to the acquisition of ClinTrials for $115.1 million net of cash acquired of $5.7 million. Capital expenditures in 2001 were $11.1 million compared to $6.8 million in 2000, the increase being accounted for primarily by capital expenditures at our acquired pre-clinical operations in Canada.

      Net cash flows from financing activities in 2001 were $115.5 million versus net cash flows used in financing activities of $3.1 million in 2000. The activities in 2001 consisted of the repayment of long-term debt amounting to $38.3 million, repayment of short-term debt of $3.0 million, the issue of new equity for $0.4 million and the receipt of proceeds from long-term borrowings, net of issue costs, of $156.4 million in connection with the financing arrangements for the acquisition of ClinTrials.

Quantitative and qualitative disclosures about market risk

      We are subject to market risks arising from changes in interest rates and foreign currency exchange rates.

      Our primary interest rate exposure results from changes in LIBOR or the base rates that are used to determine the applicable interest rates under our bank credit facility. The 2002 Bank Credit Facility bore interest at LIBOR plus 1.25%. The 2003 Bank Credit Facility used to finance the acquisition of PharmaResearch and to repay the outstanding borrowings under the 2002 Bank Credit Facility in July 2003 bears interest at rates between LIBOR plus 1.25% and LIBOR plus 2.00%. The initial borrowings under the 2003 Bank Credit Facility bear interest at LIBOR plus 1.75%.

      In the third quarter of 2002 we cancelled the interest rate hedge agreements we used to hedge the interest exposure on our bank borrowings prior to our initial public offering. We subsequently entered into two new interest rate swap arrangements to hedge the interest rate exposure on our current bank borrowings. The first arrangement is an interest rate swap with a notional amount of $50 million, which expires on October 5, 2005. Under this agreement the LIBOR rate applicable to $50 million of bank debt is fixed at 2.98%. The second arrangement is an interest rate swap with a notional amount of $10 million, which expires on October 5, 2004. Under this arrangement the LIBOR rate applicable to $10 million of bank debt is fixed at 2.52%.

      As a consequence of these interest rate swaps, at June 30, 2003 we had no bank debt which is exposed to fluctuations in interest rates.

      We have not designated these interest rate swaps as hedges pursuant to FAS 133. As a consequence, we record, through the interest expense category in our statement of operations, any changes in the fair value of the swaps. The fair value of the swaps will fluctuate, mainly as a consequence of changes in market rates of interest. Accordingly, changes in market rates of interest can cause fluctuations in the level of our recorded interest expense from period to period. However, over the term of the swaps, the total LIBOR rates applicable to our bank borrowings will equate to the fixed rates of 2.98% on $50 million of debt and 2.52% on $10 million of debt as mentioned above.

      A significant proportion of the revenues of our Canadian business are earned in U.S. dollars. To date we have not attempted to hedge our exposure in terms of net service revenue and operating expenses. Fluctuations in the U.S. dollar/Canadian dollar exchange rate will give rise to translation exchange gains and losses. These gains and losses arise from the conversion of U.S. dollars to Canadian dollars and the retranslation of cash, accounts receivable and unbilled receivable balances and to a lesser extent accounts payable balances. On July 1, 2003 we entered into a forward contract to sell $14 million and buy Can$19.0 million on September 30, 2003. This contract will reduce our exposure to exchange gains and losses arising from the retranslation of the above balances during the life of the contract. The amounts of the U.S. dollar denominated balances held by our Canadian subsidiary fluctuate from time to time and based on the balances in the last six months of 2002 offset by the effects of the forward contract, we estimate that a hypothetical instantaneous 5% devaluation of the U.S. dollar compared to the Canadian dollar would give rise to an exchange loss in selling general and administrative expenses of approximately $0.2 million, before income tax effects. On the same basis, we estimate that a hypothetical instantaneous 5% devaluation of the Canadian dollar compared to the U.S. dollar would give rise to an exchange gain in selling, general and administrative expenses of approximately $0.2 million before income tax effects.

      Our consolidated financial statements are prepared in U.S. dollars. The functional currency of each of our subsidiaries is the local currency of the country in which the subsidiary is located. Our principal operating subsidiaries are located in the United Kingdom and Canada and together they accounted for 84% of our net service revenue in 2002. Accordingly, fluctuations in the exchange rates between pounds sterling, Canadian dollars and U.S. dollars will affect the translation of our results for financial reporting purposes.

      We also have exposure to foreign currency exchange rate fluctuations for the cash flows received from our foreign affiliates. This risk is mitigated by the fact that their operations are conducted in their respective local currencies, and it is not our intention to repatriate earnings prospectively.

      We do not use financial instruments for trading or other speculative purposes.

      Management does not believe that inflation in past years has had a significant impact on our results from operations. Management believes that, if inflation were to affect our costs significantly in the future, we would seek to offset the effect of inflation and to maintain our operating margins by increasing the amounts we charge our clients.

BUSINESS

Overview

      We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

      Below is a summary of our financial results in 2002, adjusted to reflect the impact of certain charges recorded in the first and second quarters of 2002 which we do not expect to recur. We believe this non-GAAP adjusted financial data more clearly reflects our underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future financial performance, and (ii) to the reported results of comparable businesses.

	Year Ended		Year Ended
	December 31,		December 31,
	2002 Reported	Adjustment	2002 Adjusted

	(Dollars in thousands)
Net service revenue	$222,462	$—	$222,462
Income (loss) from operations	(8,972)	54,565	45,593
Net income (loss)	(28,009)	54,565	26,556

      The adjustment to our reported 2002 financial results set forth above comprises: (i) a non-cash charge of $4.5 million arising from the amendment and exercise of an employee’s stock options; (ii) a non-cash compensation charge of $48.5 million incurred at the time of our initial public offering in respect of stock options and other equity-based compensation arrangements; and (iii) a $1.5 million charge for stamp duty taxes in respect of the change of our ultimate parent company that we completed shortly before and in connection with our initial public offering. Our 2002 net income (loss) is also net of $13.7 million of interest expense.

      During the six months ended June 30, 2003 our business generated net service revenue of $124.7 million and income from operations of $21.5 million, net of $0.7 million of expenses incurred in respect of a withdrawn stock offering.

      Pre-clinical. Our pre-clinical development business was established over 35 years ago, employs approximately 1,800 people and operates from two principal facilities, one located in Tranent, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation and laboratory sciences services (including clinical support services). In 2002 and for the six months ended June 30, 2003, our pre-clinical business segment generated net service revenue of $142.2 million and $78.6 million, respectively, and income from operations of $43.5 million and $21.0 million, respectively. Based upon net service revenue, we estimate that we are the third largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 7.5% of our net service revenue in 2002. More than 85% of the 2002 net service revenue from our pre-clinical business was generated from repeat clients.

      We anticipate continued growth in demand for our pre-clinical development services. During 2001, 2002 and the six months ended June 30, 2003 we invested over $32 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to make significant additional investments in both facilities during the remainder of 2003 and in 2004. We expect to fund this expansion primarily with cash generated from our operations.

      Clinical. Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 750 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). In 2002 and for the six months ended June 30, 2003, our clinical development business segment generated net service revenue of $80.3 million and $46.2 million, respectively, and income from operations of $9.0 million and $5.1 million, respectively. Our 62-bed clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.

Corporate History and Initial Public Offering

      Prior to 1999 we operated as a division of SGS Société Générale de Surveillance SA. In September 1999 we were acquired in a management buyout supported by Candover Investments PLC. As a result of that transaction, Candover Investments PLC and certain of its affiliated entities became our principal stockholders and Inveresk Research Group Limited, a newly created Scottish company, became the ultimate holding company for the Inveresk Research group of companies. In April 2001 we acquired a Nasdaq-traded company, ClinTrials Research Inc., for $115.1 million, net of cash acquired of $5.7 million. ClinTrials provided drug development services, with significant pre-clinical operations in Canada and clinical operations primarily in the United States and Europe. We subsequently implemented a major restructuring of ClinTrials’ clinical business and, since the time we acquired it, its profitability has improved significantly.

      On June 25, 2002 we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (our former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company) and all of the holders of options to purchase shares of Inveresk Research Group Limited exchanged those options for options to purchase shares of common stock of Inveresk Research Group, Inc. With the exception of the incurrence of U.K. stamp duty charges of $1.545 million, this transaction had no impact on our consolidated assets or liabilities.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock, at a price of $13 per share. At the same time, we put in place a new bank credit facility. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. As a result, our aggregate outstanding indebtedness was reduced from approximately $223 million to approximately $74 million.

      On July 29, 2003 we completed our acquisition of PharmaResearch Corporation, a provider of Phase II-IV clinical trials management services based in the United States and with offices in the United Kingdom, France and Spain. In 2002 PharmaResearch Corporation generated net service revenue of $40.6 million income from operations of $4.8 million. We acquired PharmaResearch Corporation for $37.1 million, net of cash acquired. At the same time we entered into a new $150 million bank credit facility to fund the acquisition of PharmaResearch Corporation and to repay all the outstanding principal and interest under our former bank facility.

The New Drug Development Process

      Every drug must undergo extensive evaluation and regulatory review to determine that it has the required quality and is both safe and effective for its intended purpose. The drug development process in the United States is regulated by the United States Food and Drug Administration (the “FDA”). A similar process of evaluation and review must be undertaken in other parts of the world, including in Europe and Japan (which together with the United States presently are the three biggest and most important pharmaceutical markets). Except as otherwise indicated, the regulatory approval process described below is the one that applies in the United States. The approval procedure and the time required for approval vary from country to country and may involve additional evaluation.

Pre-clinical Evaluation

      Once a drug candidate is identified for development, it will enter the pre-clinical development stage. Pre-clinical evaluation generally lasts from one week to three years (long-term repeat dose studies). It is comprised of both in vitro (“test tube” based) and in vivo (animal based) studies conducted to establish the toxic effects of a drug and how it is absorbed, distributed and cleared from the body. Initially, acute, or short-term, toxicology studies are conducted to ascertain the noxious characteristics of the drug on target organs, following which an investigational new drug application will typically be made. Longer-term chronic safety studies to determine the drug’s longer-term safety and toxicological profile, such as carcinogenicity studies, will typically run in parallel with Phase II clinical trials.

Investigational New Drug Application

      In the United States, when the results of pre-clinical evaluation have addressed the regulatory requirements of the FDA, an investigational new drug application is filed with the FDA to seek authorization to begin human testing (Phase I clinical trials) of the drug candidate. An Institutional Review Board, comprised of appropriate experts and lay persons at the hospital or clinic where the initial Phase I studies will be conducted, must review and approve the study. The Institutional Review Board also continues to monitor the study throughout its duration. A similar process must be undertaken elsewhere, including in other major pharmaceutical markets in Europe and Japan.

Clinical Trials

      Clinical development generally lasts from three to seven years and is usually comprised of four sequential phases, with multiple studies conducted within each phase.

Phase I

      Phase I trials are usually conducted on healthy volunteers, initially from 20 to 80 persons, to identify basic tolerability and safety data as well as absorption, metabolism, excretion and pharmacological actions. This phase of development generally takes six months to one year to complete and offers an early indication of the side effects of the drug, how the drug works, how it might be affected by other drugs, where it goes in the body, how long it remains active and how it is broken down and eliminated from the body. Additional Phase I studies are undertaken in parallel with Phase II — III clinical trials to profile further the compound being evaluated.

Phase II

      Phase II trials are conducted on a small number of patients who suffer from a targeted disease or condition, typically 100 to 400 people. Phase II development generally lasts for up to two years and offers the first evidence of efficacy and determines the optimum dose for the drug. It also helps to provide additional safety data.

Phase III

      Phase III trials are conducted on several hundred to several thousand patients who suffer from the targeted disease or condition. Phase III development generally lasts for up to two to three years and is intended to provide information on drug safety and efficacy, an evaluation of the risk-benefit relationship for the drug, and information for the adequate labeling of the product. It involves numerous multinational investigational sites, where patients participating in the trial will be enrolled, the drug administered and the patient monitored.

Regulatory Review and Approval

      After the completion of all three clinical trial phases, if the sponsor concludes that there is evidence that the drug is safe and effective, a New Drug Application (“NDA”) is filed with the FDA. The NDA must contain all of the information on the drug gathered to that date, including the results of all pre-clinical and clinical studies, information about the drug’s composition and the sponsor’s plans for producing, packaging and labeling the drug.

      The FDA undertakes an in-depth review of the NDA which can last from several months to several years. Drugs that successfully complete this review may be marketed in the United States, subject to the conditions imposed by the FDA in its approval.

Phase IV or Post-Marketing Clinical Studies

      As a condition of granting marketing approval, the FDA may require that a sponsor continue to conduct additional clinical trials, known as Phase IV or post-marketing clinical studies, to monitor long-term risks and benefits, study different dosages, or evaluate different safety and efficacy in target patient populations.

Pharmacovigilance

      Any serious adverse events that are identified after a drug has been launched in the market must be submitted to the regulatory authorities in all markets where the product is licensed. Therefore, even after a drug has been approved and launched in the market, there is a need for ongoing pharmacovigilance and safety monitoring for any adverse drug reactions, drug interactions and safety issues with the drug that may become apparent only when the drug is in general use.

Industry Background

General

      Discovery and development of new drugs is a lengthy and complex process and is becoming increasingly expensive. The Tufts Center for the Study of Drug Development estimates the current average cost to develop an approved drug to be $897 million, more than three times the estimated cost in 1987.

      Most major pharmaceutical companies depend on the development of a steady succession of new drugs for their future profitability. Accordingly, these companies invest extensively in the research and development of new drugs. There are major risks associated with the research and development process, given the high cost of developing new drugs and the significant possibility that a drug candidate will not succeed. Pharmaceutical companies are seeking in many cases to manage these risks by pursuing the parallel development of multiple compounds with similar potential applications (to mitigate the risk of product failure), while at the same time pursuing strategies to contain costs. Further, since the profitability of a drug is greatest while it enjoys market exclusivity, pharmaceutical companies continually seek ways to shorten the time from drug discovery to marketing.

      In response to these trends, pharmaceutical companies are increasingly relying on independent drug development services companies, such as Inveresk Research, to supplement their internal drug development activities. The greater role of biotechnology and specialty pharmaceutical companies in the drug discovery and development area has also increased demand for the services of independent drug development services companies, like Inveresk Research, particularly because they often do not have the expertise or capital to build the internal capability required to undertake pre-clinical and clinical development of their drug candidates.

      According to Frost & Sullivan, the pharmaceutical and biotechnology industries spent approximately $50.6 billion on global research and development in 2001, of which approximately $9.8 billion is estimated to be outsourced to providers of drug development services.

      While there are numerous drug development services companies, including Inveresk Research, offering clinical development services, there are only a small number of companies able to offer a full range of sophisticated pre-clinical and clinical development services on a worldwide basis. Barriers to entry include:

•	availability of capital to invest in infrastructure (including capital equipment and labor), particularly in connection with the pre-clinical and Phase I business;

•	broad experience in sophisticated drug development;

•	comprehensive databases;

•	long-standing reputation for excellence; and

•	ability to manage complex clinical trials involving large patient populations in numerous countries simultaneously.

Industry Trends

General

      The drug development services industry has evolved from providing limited pre-clinical or clinical trials services in the 1970s to a full-service industry today that encompasses broader relationships with clients, covering the entire drug development process, including pre-clinical safety evaluation, pharmacology, study design, clinical trial management, data collection, statistical analysis, product support and regulatory services. Pharmaceutical companies are now using drug development services companies not only to cover gaps in capacity, but also to increase their skills base, help to control costs and reduce drug development timelines.

Demand for New Drugs Based on Changing Population Demographics

      There is a strong demand in the marketplace to treat diseases such as cancer and HIV as well as illnesses associated with aging such as osteoporosis, arthritis and Alzheimer’s disease. The development and testing of some of the compounds that treat such illnesses require complex clinical trials. In addition, the cost of developing therapies for chronic disorders, such as osteoporosis, arthritis and Alzheimer’s disease, is higher because the treatments must be studied for a longer period to demonstrate their effectiveness and to determine any possible long-term side effects. The complexity and expense of these trials prompts pharmaceutical and biotechnology companies to outsource all or a portion of these trials to drug development services organizations to take advantage of the experience and expertise of such organizations in conducting complicated trials.

Escalating Research and Development Expenditures by Pharmaceutical Companies

      Increases in global research and development expenditures by the major pharmaceutical companies have broadly tracked the increase in pharmaceutical revenues over the past ten years. The outsourcing of pre-clinical and clinical trials for pharmaceutical, biotechnology and medical device products is estimated to be growing at least as much as the rate of growth in global research and development expenditures by major pharmaceutical companies.

The Growth of the Biotechnology Industry

      The United States, European and Japanese biotechnology industries and the number of drugs produced by them have grown substantially over the past decade. According to the Biotechnology Industry Organization, 35 new biotechnology drugs and vaccines received approval in 2002 compared with seven in 1993. The biotechnology industry is expected to increase its expenditure on drug development in the coming years. Biotechnology companies typically do not have the staff, operating procedures, experience or expertise in-house to conduct their own pre-clinical testing or clinical trials. In addition, while biotechnology companies have historically sought to defray the costs of pre-clinical and clinical development by licensing their products to pharmaceutical companies, they are now increasingly seeking to license out their technology at a later stage of clinical development.

The Emergence of New Research and Development Technologies

      Over the past 20 years, technological advances have dramatically changed the drug discovery process. New and improved technologies have evolved such as combinatorial chemistry, ultra high-throughput screening, new in vitro and in vivo pre-clinical profiling techniques, and the evolution in genetic-based drug research commonly referred to as genomics and proteomics. The objective of these innovations is to find more drug targets and to screen against targets much more quickly with literally millions of chemical compounds. This process should produce many more molecules having the ability to affect biological activity. The increased numbers of drug candidates will make it imperative that the development and regulatory processes be rapid and cost-effective. Pharmaceutical and biotechnology companies may also find that they do not have sufficient internal development resources or know-how to cope with the increased number of new drug candidates emerging as a consequence of the emergence of new technologies. These resource shortages are expected to increase demand for the services of drug development services companies.

The Need for Improved Productivity and Cost Effectiveness

      Pharmaceutical companies face increased pressure and competition to bring new drugs to market in the shortest possible time. The development time of a potential new drug is crucial to the competitive advantage and profitability of that drug because it determines the market exclusivity available to a pharmaceutical company to recoup its research and development expenditure. We believe that drug development services organizations are able to perform the needed services with a higher level of expertise or specialization, and more quickly, than a pharmaceutical company could perform such services internally.

The Increasingly Complex and Demanding Regulatory Environment

      Increasingly complex and stringent regulatory requirements throughout the world have increased the volume of high quality data required for regulatory filings and escalated the demand for data collection and analysis during the drug development process. As regulatory requirements become more complex, we believe the pharmaceutical and biotechnology industries will increasingly outsource to drug development services organizations to take advantage of their data management and regulatory expertise, technological capabilities and global presence.

Globalization of Clinical Research Development

      With the increasing cost of new drug development, pharmaceutical companies are increasingly attempting to maximize returns from a given drug by pursuing regulatory approvals in multiple countries simultaneously rather than sequentially. A pharmaceutical company seeking approval in a country in which it lacks experience or internal resources will frequently turn to a drug development services organization for assistance in interacting with regulators or in organizing and conducting clinical trials.

Strategy

      We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality, value-added drug development services. Our aim is to become the leading research and development partner to the pharmaceutical and biotechnology industries. We anticipate achieving this strategy primarily through:

Continuing to Invest in Our Pre-clinical Facilities in Tranent and Montreal to Meet Increased Demand for our Services

      We intend to expand further our pre-clinical business organically to meet the anticipated continued growth in demand for pre-clinical development services. During 2001 and 2002, we invested over $35 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to devote substantial resources in the future towards enlarging our pre-clinical operations, with additional expansion of our facilities in both Montreal and Tranent planned for completion in 2003 and 2004. The planned facilities expansion will provide us with additional capacity to provide toxicology and laboratory sciences services and will increase our clinical support capacity and our ability to conduct additional pre-clinical safety pharmacological evaluation studies.

Leveraging our Phase I Capabilities

      We intend to continue to maintain and enhance our position in the provision of Phase I clinical development services by building on our core competence and global reputation for first administration of drugs to man. We will also consider selected geographic expansion of our Phase I capability and have undertaken feasibility studies to assess the attractiveness of expanding our Phase I capability in Europe and North America.

Continuing to Position our Phase II-IV Clinical Development Business as a Provider of Higher Value-added Services

      Inveresk Research established a highly successful and profitable Phase II and III clinical trials business over many years. Our acquisition of ClinTrials in 2001 provided a geographic network, an additional client base and enhanced personnel allowing expanded access to important European and North American markets. Through the combination of our successful business approach and high quality service offering and our capacity to deliver large or small projects on an international or national scale, we provide high quality services that accurately and efficiently address our clients’ needs.

Further Leveraging the Cross-selling Opportunities Between our Pre-clinical and Clinical Business Segments

      Our two business segments are complementary. Our ability to offer a comprehensive range of pre-clinical and clinical development services in an integrated manner will permit us to differentiate our clinical trials services business in the marketplace. In addition, our laboratory sciences business within the pre-clinical business segment will have the opportunity to source additional clinical support assignments through our clinical development business segment.

Augmenting our Pre-clinical and Clinical Development Capabilities and Market Share by Making Strategic Acquisitions

      We intend to consider selective acquisitions designed to expand or complement our existing services and our ability to service our clients. We believe our approach to acquisitions is a disciplined one that seeks to focus on businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. This strategy may include geographic expansion of an existing core service or an extension or strengthening of one of our core services. Our recent acquisition (in July 2003) of PharmaResearch Corporation reflects the implementation of this strategy.

Our Services

General

      We provide a full range of product development services on a worldwide basis. During 2002, we derived approximately 88% of our net service revenue from services that we provide to the pharmaceutical and biotechnology industries. We also service the product development needs of the veterinary products, agrochemical and chemical industries. One of our primary objectives is to assist our clients to optimize the time for new product development and provide regulatory advice and direction.

      Our pre-clinical development services business offers pre-clinical safety evaluation and pharmacology services as well as selected laboratory sciences services. Our clinical development services business offers a wide range of drug development services including Phase I clinical safety evaluation, Phase II-IV clinical trials and regulatory services. Our approach is to work in partnership with our clients, providing regulatory advice and direction and tailoring our services to their requirements at every stage of a project.

Pre-clinical Development Services

      Our pre-clinical development services business offers a broad range of services including pre-clinical safety evaluation, pharmacology and laboratory sciences. In 2002, this business segment generated net service revenue of $142.2 million and income from operations of $43.5 million.

Pre-clinical Safety

      We conduct pre-clinical safety evaluation studies and pharmacological services in our facilities located in Tranent and Montreal. We conduct product development and safety evaluation programs, involving both mammalian and in vitro toxicology and we have the necessary resources in specialist ancillary groups to support fully toxicology studies and provide a complete safety evaluation service. We perform standard or tailored safety evaluation studies designed to satisfy the needs of our clients and the different requirements of regulatory agencies across the world. Both of our facilities are compliant with the regulations imposed by the regulatory authorities in North America, Europe and Japan including Good Laboratory Practice (“GLP”). We are one of the few Western drug development services organizations with an established market presence for pre-clinical development services in Japan.

      The design of each study is agreed with the client at the beginning of the study and set out in a protocol. We also establish a development strategy for each pre-clinical study with input from our scientific, medical and regulatory teams. This integrated process is aimed at reducing the time taken to bring a product through pre-clinical testing to the first human studies.

      Pre-clinical safety evaluation and pharmacological services that we undertake on behalf of our clients are wide-ranging and include:

•	Pre-clinical toxicology studies designed to detect physiological, biochemical and hematological, neurological and pathological effects of a pharmaceutical candidate;

•	Genetic toxicology studies conducted on materials to assess the potential for induction of genetic mutations or chromosomal damage. Materials that we test include pharmaceuticals, industrial chemicals, food additives and agrochemicals;

•	Immunotoxicology studies designed to detect, in vitro, the effects of a pharmaceutical candidate on the human immune system;

•	Bioanalytical chemistry studies undertaken to provide a quantitative analysis of parent compounds (pharmaceutical candidates) and metabolites in a variety of biological matrices. These studies play a pivotal role in providing support for toxicology studies; and

•	Toxicokinetic evaluations designed to assess how a pharmaceutical candidate is absorbed by and eventually eliminated from the body. These studies are important for interpreting toxicology findings and providing information to support clinical studies.

      In addition, we have an established reputation in the field of specialist toxicology safety evaluation services relating to specific routes of administration, including infusion and inhalation studies, highly specialized areas in which we have experienced increasing demands for our services.

      We utilize modern, industry-standard validated software systems wherever possible to assist in the collection, analysis and reporting of toxicology data.

Laboratory Sciences

      We provide a wide range of laboratory-based analytical services, primarily to the pharmaceutical and biotechnology industries. These services are provided from our laboratories located in Tranent and Montreal. Both facilities are compliant with the regulations imposed by the regulatory authorities in North America, Europe and Japan including GLP.

      The laboratory science services we offer to our clients include the following:

•	bioanalytical services — our bioanalytical group specializes in the quantitative analysis of drug candidates and metabolites in biological fluids and tissues to support toxicokinetic and clinical investigations. Over the past five years we have made considerable investment, including in LC/MS/MS technology, and in facilities and instrumentation;

•	drug metabolism services — our drug metabolism group has more than 25 years experience in a range of in vivo and in vitro ADME (absorption, distribution, metabolism and elimination) disciplines. Our in vitro group supports discovery and development programs and performs studies to investigate metabolic stability, P450 induction and inhibition, reaction phenotyping, extrahepatic and non-P450 metabolism and drug absorption. Our in vivo metabolism group conducts studies to investigate the disposition of radio labeled and non-radio labeled test items, both in pre-clinical and in clinical studies;

•	clinical support services — our clinical pathology laboratory offers a full range of services from clinical chemistry and hematology to more specialized molecular and microbiology techniques (e.g. clinical immunology, genotyping and PCR and flow cytometry) and biochemical pharmacology (particularly for drugs targeting cardiovascular disease). We expanded this pre-clinical research group first to support our own Phase I clinical safety evaluation segment and then further to become a central laboratory for international multi-center clinical trials;

•	product characterization and stability testing — we offer a range of chemistry quality-testing services and can test a wide range of drug candidates and products including demonstration that the source material is free from detectable contaminants, demonstration that the manufacturing process is capable of removing and/or inactivating contaminants, characterization of the product and demonstration of the storage stability of the product.

      We also offer a wide range of studies to register new compounds and support existing materials worldwide for the agrochemical, animal health, biocide and chemical industries. In addition to the services described above, we carry out environmental toxicity and related investigations, environmental fate studies, veterinary clinical trials, livestock studies, plant metabolism studies and field trials for agricultural products on behalf of these clients.

Clinical Development Services

      Our clinical development services business offers a broad range of services including Phase I clinical safety evaluation, Phase II-IV clinical trials services (including medical data sciences) and regulatory support. In 2002, this business segment generated net service revenue of $80.3 million and income from operations of $9.0 million.

Phase I Clinical Safety Evaluation

      Our Phase I clinical safety evaluation service is designed to lead pharmaceutical candidates rapidly from pre-clinical development through Phase I tolerability assessments to explore the human pharmacology. Blending the experience of our physicians, scientists, project managers and specialist nursing staff, we can design for our clients an optimal program for the early and later stage development of their drug candidates. We are one of the few drug development services organizations worldwide able to offer this breadth of service.

      We conduct Phase I safety evaluations at our facility in Edinburgh which is capable of housing up to 62 volunteers at any one time. This facility is in close proximity to our laboratory sciences segment in Tranent, which is responsible for performing the analysis of biological samples generated by our Phase I clinic, guaranteeing fast response times. All of our volunteers go through an intensive screening process to ensure suitability for our studies.

      One of our core competencies is our ability to provide in-depth analysis of the results of Phase I clinical safety evaluation and meaningful information for our clients with respect to the product being tested.

      Our clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years.

Phase I Trials in Patients and Special Populations

      We conduct Phase I trials in patients for specific indications at investigational sites throughout the United States. We also have the ability to undertake special population studies, including in groups such as the elderly, post-menopausal women or patients with specific diagnoses, such as renal failure or asymptomatic HIV disease.

Phase II-IV Clinical Development

      From our 15 offices worldwide, we can manage every aspect of clinical trials from clinical development plans and protocol design to New Drug Applications. In addition to providing small or single site studies, we have the ability to conduct large international multi-center trials. We also have extensive experience in managing small, medium and large trials in many parts of the world. We have a proven track record of managing integrated projects in Europe and North America, as well as single-continent and country specific projects, culminating in regulatory filings. We have supported studies in over 20 countries, working in 17 different languages.

      We offer customized program management to coordinate and manage a clinical trial development program. The design of each study is agreed with the client at the beginning of the study and set out in a protocol.

      As part of conducting clinical trials, we provide the following core services, either on an individual or integrated basis, depending on our clients’ needs:

•	strategy development — in the initial planning stages, we provide advice on clinical development strategy, program content and its critical decision points;

•	study design — in the critical area of study design, we assist clients in protocol design and prepare study protocols and case report forms taking into account current products and competing clinical trials with a view to building an effective database for regulatory authorities and post-marketing studies;

•	investigator recruitment — during a clinical trial, physicians, also referred to as investigators, supervise the administration of the drugs to patients. We solicit the participation of investigators, who contract directly either with our clients or us. We maintain, and continually expand and refine, our investigator databases containing information regarding our experience with these investigators, including factors relevant to rapid study initiation, patient enrollment and quality of participation;

•	project management — our skilled project management professionals oversee all aspects of our work on Phase II, III and IV clinical studies. They are responsible for overall service delivery to a client, working to ensure that studies proceed to agreed milestones on agreed terms, and for communicating with the client promptly and accurately on all relevant matters. Good project management plays a vital role in successful completion of a study;

•	quality assurance — all of our activities are audited by staff independent of the study to ensure the quality and compliance. We also offer this service to our clients;

•	patient recruitment services — we assist our clients in recruiting patients to participate in clinical trials through investigator relationships, media advertising and other methods;

•	study monitoring — we provide study-monitoring services by visiting investigator sites. These visits ensure that data is gathered according to Good Clinical Practice, the requirements of the sponsor, and other applicable regulations. Monitoring staff and project managers provide training to investigators and hospital staff, both on study and protocol specific matters, and, as necessary, on the regulatory requirements associated with the particular study. As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on case report forms and laboratory reports. Specially trained Clinical Research Associates (“CRAs”) collect the data from study sites. CRAs visit sites regularly to ensure that the case report forms are completed correctly and that all data specified in the protocol are collected. We review case report forms for consistency and accuracy before we enter their data into an electronic database for purposes of medical and statistical analysis;

•	clinical data management — our data management professionals assist in the design of protocols and case report forms, as well as training manuals and training sessions for investigational staff, to ensure that data are collected and coded in an organized and consistent format. Databases are designed according to the analytical specifications of the project and the particular needs of the sponsor. We provide clients with data abstraction, data review and coding, data entry, database verification and editing and problem data resolution. We have expertise in electronically capturing and using diverse study data from different locations and we have invested in our data management capability to ensure the provision of current technology, experienced resources and innovative ideas;

•	biostatistical analysis — our biostatistics professionals provide biostatistical consulting, database design, data analysis and statistical reporting. They often participate in assessing the number of patients required in particular programs and trials. Our biostatisticians provide sponsors with assistance in all phases of drug development. Biostatisticians develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the sponsor’s individual objectives and report results according to the analysis plan. Additionally, biostatisticians assist our clients before panel hearings at the FDA;

•	medical writing services — we write integrated clinical/ statistical reports, manuscripts, risk/benefit assessment reports and regulatory submissions. These services are fully integrated with our other clinical services and are designed to reduce overall drug development time;

•	medical overview — throughout the course of a development program, our physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical development, including medical supervision of clinical trials and compliance with medical standards and safety regulation;

•	product safety — we provide pharmacovigilance support for both full service and self-standing projects. We are experienced in writing safety narratives and reconciliation of Serious Adverse Events with the clinical database. In addition, in conjunction with our regulatory affairs group, we can provide regulatory reporting of all Serious Adverse Events to worldwide regulatory authorities;

•	Phase IV studies — post-marketing studies are conducted after a drug has successfully undergone clinical efficacy and safety testing and the NDA has been submitted to the FDA. We offer a range of post-marketing studies, including: post-marketing surveillance (Phase IV trials); periodic safety update reports; support in regulatory agency liaison; advice on product claims and labeling; consumer acceptability studies; and pharmacovigilance; and

•	RX to OTC switches — we provide consultancy for and conduct specifically designed studies to support clients in switching product classifications from prescription only to over-the-counter (OTC) approvals, including labeling requirements and new indications.

Regulatory Support

      Before a product can be launched in any country, it must be approved by the regulatory agency in that particular country. We offer comprehensive global regulatory product registration services at all stages of development for pharmaceutical and biotechnology products and have particular expertise with the regulations in Europe, North America and Japan. Our regulatory affairs experts review existing published literature, assess the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain registration in the most expeditious manner. Through this service, we help our clients determine the feasibility of developing a particular product or product line.

Clients and Marketing

      We provide product development services on a global basis to, among others, the pharmaceutical and biotechnology industries. In 2002, no single client accounted for more than 7.5% of our net service revenue and our top 20 clients together accounted for less than 45% of our net service revenue.

      Our pre-clinical business has historically been successful in maintaining clients, as is evidenced by the fact that more than 85% of our pre-clinical revenues in 2002 came from repeat clients. Our clinical operations are marketed primarily to our existing pre-clinical clients. In addition, we have appointed a business development manager who, together with a team of business development personnel, markets our clinical operations on a global basis. We also engage in promotional activities including organizing scientific symposia, publishing scientific papers, making presentations and exhibiting at scientific conferences and trade shows in North America, Europe and Japan.

Contractual Arrangements

      Most of our contracts with our clients are fixed priced contracts. Contracts may range from a few weeks to several years depending upon the nature of the work performed. In many cases of multi-year contracts, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments over the study or trial duration. Sometimes the installments are tied to meeting performance milestones; for example, in clinical trials, installment payments may be related to investigator recruitment, patient enrollment or delivery of a report.

      We generally bill our clients upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis. In cases where our contracts are fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. Over the past five years the cost of overruns on our fixed price contracts have not had a material adverse impact on our results of operations. Where there are material changes in the scope of review or any study-specific assumptions, we typically negotiate appropriate amendments of the contract price.

      Most of our contracts may be terminated by the client with or without cause upon little or no notice. These contracts typically require payment to us of expenses to wind down and close out a study, payment to us of fees earned to date and payment to us for committed resources that cannot be reallocated to existing studies. Contracts may be terminated for various reasons, including our failure to discharge our obligations properly, the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug being tested, adverse patient reactions to the drug being tested, or clients’ decisions to forego or terminate a particular study.

Backlog

      Our studies and projects are performed over varying times, from a short period of time to extended periods of time, which may be as long as several years. We maintain an order backlog to track anticipated revenue from projects that either have not started, but are anticipated to begin in the near future, or are in process and have not been completed. We only recognize a contract in backlog when it is evidenced by a signed contract or other written evidence of a firm commitment. Cancelled contracts are removed from backlog. Based upon the foregoing, our aggregate backlog at June 30, 2003 was approximately $224 million, compared to approximately $210 million at December 31, 2002.

      We believe our aggregate backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons, including the following. First, studies vary in duration. For instance, some studies that are included in 2002 backlog may be completed in 2003, while others may be completed in later years. Second, the scope of studies may change, which may either increase or decrease their value. Third, studies included in backlog may be subject to bonus or penalty payments. Fourth, studies may be terminated or delayed at any time by the client or regulatory authorities. Terminations or delays can result from a number of reasons. Delayed contracts remain in our backlog until a determination of whether to continue, modify or cancel the study has been made.

Competition

      The competitive landscape for our two core businesses varies. Nevertheless, both businesses primarily compete with in-house departments of pharmaceutical companies, other drug development services organizations, universities and teaching hospitals.

      We believe we are the third largest provider of pre-clinical safety evaluation services in the world, based on net service revenue. Our primary pre-clinical competitor on a global basis is Covance, although we also face competition from publicly traded companies such as Charles River Laboratories, Life Sciences Research and MDS Pharma, as well as from a number of privately-held companies. Certain of these competitors are also expanding their pre-clinical operations.

      The clinical development services market is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service drug development services organizations with global operations. Based on this, we believe that we compete with a number of publicly traded companies, primarily Quintiles, Pharmaceutical Product Development, Covance, MDS Pharma, Parexel, ICON and Kendle, as well as with a number of privately-held companies.

      In contrast to the pre-clinical drug development industry, the clinical drug development industry has few barriers to entry. Newer, smaller companies with specialty focuses, such as those aligned to a specific disease or therapeutic area, may compete aggressively against larger companies for clients.

      Increased competition might lead to price and other forms of competition that may adversely affect our operating results. Providers of outsourced drug development services compete on the basis of many factors, including the following:

•	reputation for on-time quality performance;

•	expertise, experience and stability;

•	scope of service offerings;

•	how well services are integrated;

•	strength in various geographic markets;

•	technological expertise and efficient drug development processes;

•	ability to acquire, process, analyze and report data in a time-saving, accurate manner; and

•	ability to manage large-scale clinical trials both domestically and internationally.

      We have traditionally competed effectively on the basis of the factors noted above, but we may not be able to continue to do so. If we fail to compete successfully, our business could be seriously harmed.

United States and Foreign Government Regulation

      Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of the development processes. The industry standards for conducting pre-clinical laboratory testing are embodied in the GLP and Good Manufacturing Practice (“GMP”) regulations. The standards of GLP and GMP are required by the FDA, the U.S. Environmental Protection Agency, the Department of Health in the United Kingdom, the Health Protection Branch of Health Canada, the Japanese Ministry of Health and Welfare, the European Agency for the Evaluation of Medicinal Products and similar regulatory authorities in other parts of the world. Such standards are also the subject of guidance endorsed by the Organisation for Economic Co-operation and Development. GLP and GMP stipulate requirements for facilities, equipment and professional staff. The regulations require standardized procedures for conducting studies, including procedures for recording and reporting data and for managing study materials and records. To help satisfy our compliance obligations, we have established quality assurance and quality control systems at our laboratories that monitor ongoing compliance with GLP and GMP regulations and the Clinical Laboratory Improvement Amendments, as applicable, by auditing development data and conducting inspections of development procedures. In addition, we have obtained FDA approval to conduct Stability and Lot Release Testing in compliance with GMP.

      The industry standards for the conduct of clinical research and development studies are embodied in the regulations for Good Clinical Practice (“GCP”). The FDA and other regulatory authorities require that results of clinical trials that are submitted to such authorities be based on studies conducted in accordance with GCP. These regulations require that we, among other things:

•	comply with specific requirements governing the selection of qualified investigators;

•	obtain specific written commitments from the investigators;

•	verify that appropriate patient informed consent is obtained;

•	ensure adverse drug reactions are medically evaluated and reported in a timely manner;

•	monitor the validity and accuracy of data;

•	verify drug or device accountability;

•	instruct investigators and studies staff to maintain records and reports; and

•	Permit appropriate governmental authorities access to data for their review.

      We must also maintain reports for each study for specified periods for auditing by the study sponsor and by the FDA or similar regulatory authorities in other parts of the world. As with GLP, noncompliance with GCP can result in the disqualification of data collected and reports issued during the clinical trial. In addition, under certain clinical contracts, we have directly assumed certain obligations of the study sponsor under FDA regulations.

      Our standard operating procedures are written in accordance with regulations and guidelines appropriate to the region and the nation where they will be used. All clinical research is carried out in accordance with the International Conference on Harmonization — Good Clinical Practice Guidelines and the requirements of the applicable country. Although the United States is a signatory to these guidelines, the FDA has not adopted all of the guidelines as statutory regulations, but has currently adopted them only as guidelines. From an international perspective, when applicable, we have implemented common standard operating procedures across regions to assure consistency whenever it is feasible and appropriate to do so.

      Our animal import facilities are subject to a variety of national, regional, and local laws and regulations, including the U.K. Home Office Code of Practice for the Housing and Care of Animals, the U.K. Animals (Scientific Procedures) Act of 1986, the Canadian Health of Animals Act and regulations promulgated under such act by the Canada Food Inspection Agency, the Japanese Basic Law on Food, Agriculture and Rural Areas and regulations promulgated under such law by the Japanese Ministry of Agriculture, Forestry and Fisheries. We also incorporate the U.S. Department of Agriculture Animal Welfare Regulation into our standard operating procedures. These regulations establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. Our animal import facilities maintain the certificates, licenses, detailed standard operating procedures and other documentation necessary to comply with applicable regulations for the humane treatment of the animals in our custody. In addition, our animal research facilities in Canada are accredited by the American Association for Accreditation of Laboratory Animal Care and maintain a Certification of Good Animal Practice with the Canadian Council on Animal Care.

      Our pre-clinical laboratories are subject to licensing and regulation under national, regional and local laws relating to the surface and air transportation of laboratory specimens, the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, and the safety and health of laboratory employees, including, but not limited to, the regulations of the U.K. Home Office, the Scottish Environmental Protection Agency, the International Air Transport Association, Environment Canada, the Canadian Nuclear Safety Commission, the Quebec Ministry of the Environment and Health and Social Services Quebec. Although we believe we are currently in compliance in all material respects with such national, regional and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

      To ensure that we comply with all scientific and medical regulatory matters to which we are subject, each division of our business has established an independent quality assurance group that is responsible for monitoring compliance and that reports directly to the relevant division president.

Potential Product Liability and Insurance

      We are liable to our clients for any failure to conduct their studies properly according to the agreed upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed upon procedures, we may have to repeat the study at our expense, reimburse the client for the cost of the study and pay additional damages.

      At our Phase I clinic in Edinburgh, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial.

      To reduce our potential liability, informed consent is sought from each volunteer and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

      We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition and operating results could be materially and adversely affected.

Intellectual Property Rights

      We have developed, and continually develop and update, certain computer software related methodologies intended to maximize the quality and effectiveness of our services. We believe such factors as the technical expertise, knowledge, ability and experience of our professionals are significantly more important to our performance than are any intellectual property rights developed by us.

Employees

      At June 30, 2003, we had 2,514 employees, of whom 124 held a Ph.D. or M.D. degree, 20 held D.V.M. degrees and 172 held masters’ degrees. Approximately 11% of these employees are located in the United States, 44% are located in Canada, 45% are located in Europe and less than 1% are located in other international locations. When we acquired PharmaResearch Corporation on July 29, 2003, it had approximately 380 employees, most of whom are based in the United States. We believe our relations with our employees are good.

      Our performance depends on our ability to attract and retain a qualified management, professional, scientific and technical staff. Competition from both our clients and competitors for skilled personnel is high. While we have not experienced any significant problems in attracting or retaining qualified staff to date, there can be no assurance we will be able to continue to attract and retain personnel in the future.

Facilities

      We own some of our facilities and lease others. We lease our corporate headquarters office space in Cary, North Carolina. Our pre-clinical operations are conducted from our 300,000 square foot facility located in Tranent, Scotland and our 323,000 square foot facility located in Montreal, Canada, both of which we own. Our clinical operations are conducted from our 180,000 square foot leased facility in Cary, North Carolina, our 20,700 square foot owned Phase I facility in Edinburgh, our smaller owned facility in Edinburgh, our pre-clinical facility in Tranent and our leased facilities in Maidenhead (England), Glasgow, Brussels, Milan, Paris, Tel Aviv, Warsaw, Madrid, Prague, and Munich.

      We believe the space we own and lease is adequate for our operations.

Suppliers

      We purchase the animals used in our in vivo studies from a number of different suppliers. We do not have long-term contracts with any of these suppliers. However, we believe that we will continue to be able to meet our current supply needs and any increase in these needs resulting from the planned expansion of our pre-clinical operations.

Legal Proceedings

      From time to time we are subject to claims, suits and administrative proceedings arising in the ordinary course of business. We do not expect that any of the claims, suits or proceedings of which we have been notified will have a material adverse effect upon our operations or financial condition.

SELLING STOCKHOLDERS

      Up to 1,500,000 shares of our common stock are being offered by us and up to 10,500,000 shares are being offered by certain selling stockholders pursuant to this prospectus.

      The following table names each stockholder who may sell shares pursuant to this prospectus and presents information with respect to each such stockholder’s beneficial ownership of our shares. We do not know which (if any) of the stockholders named below actually will offer to sell shares pursuant to this prospectus, or the number of shares that each of them will offer. The information presented below under the captions “Shares Being Sold” and “Percentage Beneficial Ownership After Offering” is hypothetical and is provided for illustrative purposes only. The actual number of shares, if any, to be offered by each named stockholder and the amount and percentage of common stock to be owned by each selling stockholder following any offering made pursuant to this prospectus will be disclosed in the prospectus supplement issued in respect of that offering.

      Due to the contractual limitations imposed under the registration rights agreement described below, until June 27, 2004, the selling stockholders named in this prospectus who are members of our management will be subject to significant limitations on the number of shares they will be able to sell pursuant to this prospectus.

      For the purpose of the presentation below, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 31, 2003 are treated as outstanding. These shares, however, are not treated as outstanding when computing the percentage ownership of any other person.

      Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by such stockholder. The percentage of shares beneficially owned has been calculated on the basis of the 36,515,102 shares of our common stock that were outstanding as of August 31, 2003.

	Shares Beneficially			Percentage
	Owned as of			Beneficial
	August 31, 2003			Ownership
			Shares	After
Name and Address of Selling Stockholders(1)	Number	Percent	Being Sold	Offering

Candover Partners Limited**(2)	16,328,488	44.7%	8,609,204	21.1%
Candover Investments PLC**	1,959,425	5.4%	1,032,593	2.5%
Candover (Trustees) Limited**	217,688	*	115,170	*
Dalame Resources S.A.***	163,543	*	86,623	*
Dr. Walter S. Nimmo(3)	1,718,019	4.7%	250,000	4.0%
D.J. Paul E. Cowan(4)	220,809	*	82,722	*
Michael F. Ankcorn(5)	248,545	*	37,282	*
Dr. Brian Bathgate(6)	231,456	*	34,718	*
Alastair S. McEwan(7)	263,245	*	39,487	*
Nicholas J. Thornton(8)	283,245	*	42,486	*
Dr. Ian P. Sword(9)	734,210	2.0%	125,000	1.7%
Dr. John Urquhart(10)	101,456	*	44,715	*

*	Indicates less than 1.0%.

**	The address of each of these entities is 20 Old Bailey, London EC4M 7LN, United Kingdom.

***	The address of this entity is 9 Castle Street, St. Helier, Jersey JE4 2QP.

(1)	Unless otherwise noted, the address for all persons listed is c/o Inveresk Research Group, Inc., 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513.

(2)	Comprised of 16,328,488 shares of common stock held collectively by five limited partnerships that make up the Candover 1997 Fund of which Candover Partners Limited is general partner. Information for each of these five limited partnerships is as follows:

	Shares Beneficially
	Owned as of
	August 31, 2003

Name and Address of Selling Stockholders(1)	Number	Percent

Candover 1997 UK No. 1 Limited Partnership**	6,374,631	17.5%
Candover 1997 UK No. 2 Limited Partnership**	1,985,607	5.4%
Candover 1997 US No. 1 Limited Partnership**	5,292,588	14.5%
Candover 1997 US No. 2 Limited Partnership**	1,780,894	4.9%
Candover 1997 US No. 3 Limited Partnership**	894,768	2.5%

(3)	Includes 112,153 shares of common stock issuable upon the exercise of stock options.

(4)	Includes 220,809 shares of common stock issuable upon the exercise of stock options.

(5)	Includes 248,545 shares of common stock issuable upon the exercise of stock options.

(6)	Includes 40,793 shares of common stock issuable upon the exercise of stock options.

(7)	Includes 97,582 shares of common stock issuable upon the exercise of stock options.

(8)	Includes 11,738 shares of common stock issuable upon the exercise of stock options. The remainder of these shares are held of record by Rathbone Jersey Limited but are beneficially owned by Mr. Thornton.

(9)	Includes 11,099 shares of common stock issuable upon the exercise of stock options.

(10)	These shares are held of record by the Urquhart Family Trust U/D/T dated December 27, 1991 but are beneficially owned by Dr. Urquhart.

Registration Rights Agreement

      Shortly before our initial public offering in June 2002, we entered into a registration rights agreement with Candover Investments PLC, Candover (Trustees) Limited, certain investment funds indirectly controlled by Candover Investments PLC and certain other stockholders, including Ian P. Sword, Walter S. Nimmo, D. J. Paul E. Cowan, Michael F. Ankcorn, Brian Bathgate, Dalame Resources S.A., Rathbone Jersey Limited (which holds all of the Inveresk shares owned by Nicholas J. Thornton) and Alastair S. McEwan. Under the registration rights agreement, subject to a number of conditions and limitations, those Candover entities may require us to file a registration statement under the Securities Act to register the sale of our shares of common stock held by them. We may be required to file up to five registration statements. The registration rights agreement also provides that all of our stockholders named in that agreement have “piggy-back” registration rights in connection with registered offerings of our shares that we, or the Candover entities, initiate. Under the agreement, we will be required to pay all registration expenses with the exception of fees and expenses of counsel to the stockholders named in the agreement and underwriters discounts and commissions. We and the stockholders named in the agreement are required to indemnify one another against certain liabilities in respect of an offering covered by the registration rights agreement.

      Under this registration rights agreement, each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Dalame Resources S.A., Rathbone Jersey Limited and Mr. McEwan have agreed to certain restrictions on sales of their shares of our common stock for a two-year period following consummation of our initial public offering. In particular, the agreement prohibits each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Rathbone Jersey Limited and Mr. McEwan from selling an amount of shares of our common stock during the two-year period following consummation of our initial public offering in excess of the greater of (i) 20% of the number of shares such stockholder beneficially owned at the time we consummated our initial public offer and (ii) the quotient of the aggregate number of shares of our common stock that the Candover entities have sold divided by the aggregate number of shares of our common stock the Candover entities beneficially owned at the time we consummated our initial public offering.

PLAN OF DISTRIBUTION

      We and/or any of the selling stockholders may sell the shares offered pursuant to this prospectus and any prospectus supplement to or through one or more underwriters or dealers or we and/or any of the selling stockholders may sell the shares to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the shares will be named in the applicable prospectus supplement. We and/or any of the selling stockholders may sell shares directly to investors on our own behalf and/or on behalf of any of the selling stockholders in those jurisdictions where we and/or any of the selling stockholders are authorized to do so.

      Underwriters may offer and sell the shares at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We and/or any of the selling stockholders also may, from time to time, authorize dealers or agents to offer and sell these shares upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these shares, underwriters may receive compensation from us and/or any of the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the shares for whom they may act as agent. Underwriters may sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

      Shares also may be sold pursuant to this prospectus in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (d) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

      Any underwriting compensation paid by us and/or any of the selling stockholders to underwriters or agents in connection with any offering of shares, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions.

      Underwriters, dealers and agents may be entitled, under agreements entered into with us and/or any of the selling stockholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any underwriters to purchase any of these shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the shares, if any are purchased.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us, our affiliates and/or any of the selling stockholders in the ordinary course of business.

      In connection with any offering of shares pursuant to this prospectus, certain underwriters and selling group members or their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the shares. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Securities and Exchange Commission pursuant to which these persons may bid for or purchase shares for the purpose of stabilizing their market price.

      The underwriters in any offering of shares pursuant to this prospectus also may create a “short position” for their account by selling more shares in connection with the offering than they are committed to purchase from us and/or any of the selling stockholders. In that case, the underwriters could cover all or a portion of the short position by either purchasing shares in the open market following completion of the offering of those shares or by exercising any over-allotment option granted to them by us and/or any of the selling stockholders. In addition, the managing underwriter in any such offering may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Clifford Chance US LLP, New York, New York.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from Inveresk Research Group, Inc.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangibles), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of PharmaResearch Corporation at and for the periods ended December 31, 2002, December 31, 2001 and December 31, 2000 incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of Ernst & Young LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission with respect to the shares of common stock that may be offered pursuant to this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement, including its exhibits for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit. In addition, we are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, the “Exchange Act”, and in accordance therewith, we file periodic reports, proxy statements and other materials with the Securities and Exchange Commission. Copies of the registration statement, including the related exhibits, as well as the reports, proxy statements and other materials filed by us, are available for examination without charge at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission’s Midwest Regional Office at 175 West Jackson Boulevard, Suite 900, Chicago IL, 60604 or the Northeast Regional Office at 233 Broadway, New York, NY 10279 or on the website of the Securities and Exchange Commission at http://www.sec.gov. Copies of all or a portion of the registration statement and our other filings can be obtained from the Public Reference Room of the Securities and Exchange Commission upon payment of prescribed fees, and materials on the operation of the Public Reference Room may be obtained by calling the Commission at (800) SEC-0330. You can also obtain copies of our filings with the Securities and Exchange Commission, free of charge, through our website at www.inveresk.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the Commission will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

      We filed the following documents with the Commission (File No. 000-49765) under the Exchange Act and incorporate them by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2003 and June 30, 2003;

•	Our Current Reports on Form 8-K filed with the Commission on July 31, 2003, other than information “furnished” in such Current Report under Item 12 and the exhibits related thereto (as amended by our Current Reports on Form 8-K/A filed with the Commission on September 25, 2003 and October 30, 2003), March 7, 2003, March 3, 2003, February 19, 2003 and February 18, 2003; and

•	The description of our common stock contained in our registration statement on Form S-1 (File No. 333-85356) as declared effective by the Commission on June 27, 2002 and incorporated by reference into Item 1 of our Form 8-A (File No. 000-49765) filed with the Commission on April 29, 2002 pursuant to Section 12(g) of the Exchange Act, including all amendments and reports filed for the purpose of updating such description.

      Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing those documents.

      Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished by us but not filed with the Commission pursuant to Item 9 or Item 12 of Form 8-K.

      You can obtain any of our filings incorporated by reference into this prospectus from us or from the Commission on the Commission’s website at the address listed above. We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of these filings or portions of these filings by writing or telephoning:

Martha Boyd

Secretary and General Counsel
11000 Weston Parkway
Suite 100
Cary, NC 27513
(919) 460-9005

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the date of the document in which the information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

10,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

November 19, 2003

Bear, Stearns & Co. Inc.

Goldman, Sachs & Co.
William Blair & Company
SG Cowen
Jefferies & Company, Inc.